     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                       CORNING CONSUMER PRODUCTS COMPANY

             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                          3329                  16-1403318
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                           --------------------------

                           E-BUILDING, HOUGHTON PARK
                            CORNING, NEW YORK 14831
                                 (607) 974-8605

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                           E-BUILDING, HOUGHTON PARK
                            CORNING, NEW YORK 14831
                                 (607) 974-8605

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                WITH A COPY TO:

                            ARTHUR D. ROBINSON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration number of the earlier effective Registration Statement for the same offering: / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Registration Statement number of the earlier effective Registration Statement for the same offering: / /

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED         BE REGISTERED          PER NOTE       OFFERING PRICE(1)    REGISTRATION FEE
9 5/8% Series B Senior Subordinated
  Notes due 2008.....................     $200,000,000            100%            $200,000,000         $59,000.00

(1) Estimated solely for the purpose of calculating the registration fee.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE. THIS PRELIMINARY OFFERING MEMORANDUM SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING MEMORANDUM IS DELIVERED IN FINAL FORM.

PROSPECTUS

CORNING CONSUMER PRODUCTS COMPANY

OFFER TO EXCHANGE UP TO $200,000,000 OF ITS
9 5/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2008
WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
FOR ANY AND ALL OF ITS OUTSTANDING
9 5/8% SENIOR SUBORDINATED NOTES DUE 2008

Corning Consumer Products Company (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate of up to $200,000,000 principal amount of 9 5/8% Series B Senior Subordinated Notes due 2008 (the "Exchange Notes") of the Company for an identical face amount of the issued and outstanding 9 5/8% Senior Subordinated Notes due 2008 (the "Old Notes", and together with the Exchange Notes, the "Notes") of the Company from the holders thereof. As of the date of this Prospectus, there is $200,000,000 aggregate principal amount of the Old Notes outstanding. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except that the Exchange Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for an increase in the interest rate on the Old Notes under certain circumstances described in the Registration Rights Agreement (as defined), which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer.

Interest on the Exchange Notes will be payable semi-annually on May 1 and November 1 of each year, commencing on November 1, 1998. The Exchange Notes will mature on May 1, 2008. Except as described below, the Company may not redeem the Exchange Notes prior to May 1, 2003. On or after such date, the Company may redeem the Exchange Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to May 1, 2001, the Company may redeem up to 35% of the original aggregate principal amount of the Exchange Notes with the net proceeds of one or more Equity Offerings (as defined), at a price equal to 109.625% of the aggregate principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the original aggregate principal amount of the Exchange Notes remains outstanding immediately after each such redemption. The Exchange Notes will not be subject to any sinking fund requirement. Upon the occurrence of a Change of Control (as defined), the Company will have the option, at any time prior to May 1, 2003, to redeem the Exchange Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined), together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control, if the Company does not so redeem the Exchange Notes or if a Change of Control occurs on or after May 1, 2003, the Company will be required to make an offer to purchase the Exchange Notes at a price equal to 101% of the original aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Exchange Notes."

The Exchange Notes will be unsecured, will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and will be effectively subordinated to all obligations of the subsidiaries of the Company. The Exchange Notes will rank PARI PASSU with any future Senior Subordinated Indebtedness (as defined) of the Company and will rank senior to all Subordinated Indebtedness (as defined) of the Company. The Indenture (as defined) permits the Company to incur additional indebtedness, including up to $278.4 million of Senior Indebtedness under the Credit Facilities (as defined), subject to certain limitations. See "Description of the Exchange Notes." As of March 31, 1998, on a pro forma basis after giving effect to the Transactions (as defined), the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $271.6 million (excluding unused commitments), all of which would have been secured indebtedness, and the Company would have had no Senior Subordinated Indebtedness outstanding other than the Notes. As of March 31, 1998, after giving pro forma effect to the Transactions, the Company's subsidiaries would have had total liabilities of $117.4 million (excluding guarantees in respect of the Credit Facilities). See "Unaudited Pro Forma Financial Information", "Risk Factors--Adverse Consequences of Holding Company Structure" and "--Subordination."

The Old Notes were issued and sold on May 5, 1998 in a transaction not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act. The Exchange Notes are being offered hereby in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, PROVIDED that such Exchange Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such Exchange Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such Exchange Notes. However, the Company has not sought, and does not intend to seek, its own no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Notwithstanding the foregoing, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of Exchange Notes received in exchange for such Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). A broker-dealer may not participate in the Exchange Offer with respect to Old Notes acquired other than as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

The Old Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. There is no established trading market for the Exchange Notes. The Company currently does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation of the Exchange Notes through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. The date of acceptance and exchange of the Old Notes (the "Exchange Date") will be the third business day following the Expiration Date. Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. The Company will not receive any proceeds from the Exchange Offer. The Company will pay all of the expenses incident to the Exchange Offer. The Exchange Offer will expire 5:00
p.m., New York City Time, on              , 1998 (the "Expiration Date"). The
Company does not currently intend to extend the Expiration Date.
--------------------------------------------------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.
 ------------------------------------------------------------------------------

THE EXCHANGE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS           , 1998

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Exchange Notes, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Exchange Offer, the Company will be subject to the information requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the Commission. The Registration Statement, such reports and other information can be inspected and copied at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at regional public reference facilities maintained by the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material, including copies of all or any portion of the Registration Statement, can be obtained from the Public Reference Section of the Commission at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, pursuant to the Indenture covering Old Notes and the Exchange Notes, the Company has agreed to file with the Commission and provide to the Holders the annual reports and the information, documents and other reports otherwise required pursuant to Section 13 of the Exchange Act. Such requirements may be satisfied through the filing and provision of such documents and reports which would otherwise be required pursuant to Section 13 in respect of the Company.

    UNTIL             , 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

             CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR CERTAIN FORWARD-LOOKING STATEMENTS. THE FACTORS DISCUSSED UNDER "RISK FACTORS," AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, IN "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," IN THE COMPANY'S PRESS RELEASES AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. WHEN USED IN THIS PROSPECTUS, THE WORDS "ESTIMATE," "PROJECT," "ANTICIPATE," "EXPECT," "INTEND," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. ALL OF THESE FORWARD-LOOKING STATEMENTS ARE BASED ON ESTIMATES AND ASSUMPTIONS MADE BY MANAGEMENT OF THE COMPANY, WHICH, ALTHOUGH BELIEVED TO BE REASONABLE, ARE INHERENTLY UNCERTAIN. THEREFORE, UNDUE RELIANCE SHOULD NOT BE PLACED UPON SUCH ESTIMATES AND STATEMENTS. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH STATEMENTS OR ESTIMATES WILL BE REALIZED AND ACTUAL RESULTS WILL DIFFER FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. SEE "RISK FACTORS--FORWARD-LOOKING STATEMENTS."
                            ------------------------

    CORELLE-Registered Trademark-, REVERE WARE-Registered Trademark-, AND VISIONS-Registered Trademark- ARE REGISTERED TRADEMARKS OF THE COMPANY. THE COMPANY LICENSES THE CORNING WARE-Registered Trademark-,
PYROCERAM-Registered Trademark- AND PYREX-Registered Trademark- TRADEMARKS FROM CORNING.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY" ARE REFERENCES TO CORNING CONSUMER PRODUCTS COMPANY (AND, WHERE APPLICABLE, ITS PREDECESSORS, INCLUDING THE UNINCORPORATED CONSUMER PRODUCTS BUSINESS OF CORNING) AND ITS SUBSIDIARIES. THE COMPANY'S FISCAL YEAR IS THE CALENDAR YEAR. UNLESS OTHERWISE INDICATED, INFORMATION PRESENTED ON A PRO FORMA BASIS GIVES EFFECT TO THE TRANSACTIONS.

                                  THE COMPANY

GENERAL

    Corning Consumer Products Company, a business founded in 1915, is a leading manufacturer and marketer of oven/bakeware ("bakeware"), dinnerware and rangetop cookware. The Company believes that its brands, including Corning Ware-Registered Trademark-, Pyrex-Registered Trademark-,
Corelle-Registered Trademark-, Revere Ware-Registered Trademark- and Visions-Registered Trademark-, constitute one of the broadest and best recognized collection of brands in the U.S. housewares industry. The Company has leading positions in major channels of distribution for such products in the United States and has also achieved a significant presence in certain international markets, primarily Canada, Asia, Australia and Latin America. In 1997, on a pro forma basis after giving effect to the Transactions, the Company recorded net sales, operating income and EBITDA (as defined) of $572.9 million, $54.0 million and $89.7 million, respectively. For the three months ended March 31, 1998, on a pro forma basis after giving effect to the Transactions, the Company recorded net sales, operating income and EBITDA of $116.5 million, $2.1 million and $11.1 million, respectively. In 1997, approximately 75% of the Company's net sales were generated domestically and approximately 25% internationally.

    The Company's Corning Ware-Registered Trademark- and
Pyrex-Registered Trademark- products represent the two largest glass-ceramic and glass bakeware brands (measured in dollar sales) in the United States, with approximately 67% of all glass-ceramic and glass bakeware sales (and approximately 29% of total bakeware sales) in 1997. The Company believes that its Corelle-Registered Trademark- brand is the nation's largest selling dinnerware brand in the mass merchant channel, with approximately 38% of mass merchant dinnerware sales in 1997, over two times the sales of the next largest mass merchant dinnerware competitor. The Company's core rangetop cookware brand, Revere Ware-Registered Trademark-, is one of the nation's leading stainless steel rangetop cookware brands, accounting for approximately 29% of stainless steel rangetop cookware sales and 7% of total rangetop cookware sales among mass merchant and department store customers in 1997.

    Prior to the Recapitalization, the Company was a wholly owned subsidiary of Corning Incorporated ("Corning"). On March 2, 1998, the Company, Corning, Borden, Inc. ("Borden") and CCPC Acquisition Corp. ("CCPC Acquisition") entered into the Recapitalization Agreement (as amended, the "Recapitalization Agreement") pursuant to which on April 1, 1998 (the "Closing Date") CCPC Acquisition acquired 92% of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company from Corning for $110.4 million (the "Stock Acquisition") and the Company paid a cash dividend to Corning of $472.6 million (the "Cash Dividend"). The Stock Acquisition was financed by an equity investment in CCPC Acquisition by BW Holdings LLC, an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR") and the parent company of Borden and CCPC Acquisition ("BW Holdings"). Under the 1998 Corning Consumer Products Company Stock Purchase and Option Plan (the "1998 Plan"), CCPC Acquisition is currently in the process of selling shares of Common Stock, and the Company is making grants of options to purchase Common Stock, to certain members of management of the Company, which will represent 12.4% of the fully diluted Common Stock.

U.S. HOUSEWARES INDUSTRY

    According to management estimates, total retail sales in the U.S. housewares industry were approximately $19.2 billion in 1997. The categories of the housewares industry in which the Company's products compete--bakeware, dinnerware and rangetop cookware--generated an estimated $4.3 billion in total retail sales in 1997 compared to $4.1 billion in 1996. Retail sales in the U.S. of bakeware, dinnerware and rangetop cookware have all exhibited a stable growth pattern over the last ten years with growth in these segments linked to the rate of household formations and gross domestic product growth. In the United States, bakeware, dinnerware and rangetop cookware products are sold through three primary channels, mass merchants (large national or regional discounters, such as K-Mart), department stores and specialty retailers (full service retailers providing a broad assortment in their specialty retail category, such as Bed Bath & Beyond and Home Place), as well as through other channels, including outlet stores, retail food stores, catalog showrooms and direct mail.

    BAKEWARE. Total U.S. retail bakeware sales are estimated to have been $800 million in 1997. During this period, metal products and glass and glass-ceramic products each represented an estimated 50% of U.S. retail bakeware sales. The Company's bakeware sales are generated primarily from glass-ceramic and glass products sold under the Corning Ware-Registered Trademark- and Pyrex-Registered Trademark- brand names. The mass merchant channel is the largest single channel for bakeware, accounting for an estimated 37% of domestic retail bakeware sales in 1997.

    DINNERWARE. Total U.S. retail dinnerware sales are estimated to have been $1.7 billion in 1997. The Company's Corelle-Registered Trademark- glass dinnerware products are sold as "everyday" products. "Everyday" dinnerware products, which include glass, stoneware and plastic products, represented an estimated 56% of domestic retail dinnerware sales in 1997. The mass merchant channel is the largest channel for everyday dinnerware, accounting for an estimated 33% of U.S. retail dinnerware sales in 1997.

    RANGETOP COOKWARE. Total U.S. retail rangetop cookware sales are estimated to have been $1.8 billion in 1997. Aluminum, which has been growing in popularity due to the ease of cleaning and increased durability of non-stick coatings, is the leading material for rangetop cookware (the other primary material being stainless steel) and accounted for approximately 70% of U.S. retail rangetop cookware sales in mass merchant and department store channels in 1997. The Company's rangetop cookware sales are generated primarily from stainless steel products sold under the Revere Ware-Registered Trademark- brand name and glass-ceramic products sold under the Visions-Registered Trademark-brand name. To meet growing consumer demand, the Company introduced three full lines of Revere Ware-Registered Trademark- non-stick aluminum products in 1998 to complement the Company's sales of individual items of non-stick rangetop cookware. The mass merchant channel is the largest distribution channel in this category, accounting for an estimated 45% of retail domestic rangetop cookware sales in 1997.

COMPETITIVE STRENGTHS

    The Company attributes its leadership in bakeware, dinnerware and stainless steel rangetop cookware to the following competitive strengths:

    LEADING BRAND NAMES. The Corning Ware-Registered Trademark-, Pyrex-Registered Trademark-, Corelle-Registered Trademark-, Revere Ware-Registered Trademark- and Visions-Registered Trademark- brands have consistently been among the leaders in brand awareness and household penetration in the respective product categories in which they compete in the United States. The Company believes that this brand strength and household penetration results from consumer experience with the high quality, durability and functionality of the Company's products.

                             BRAND CHARACTERISTICS

                                                           TOTAL
BRAND                                                  AWARENESS(A)      HOUSEHOLD PENETRATION(B)
---------------------------------------------------  -----------------  ---------------------------
Corning Ware-Registered Trademark-.................             98%                     82%
Pyrex-Registered Trademark-........................             93%                     73%
Corelle-Registered Trademark-......................             91%                     51%
Revere Ware-Registered Trademark-..................             81%                     36%
Visions-Registered Trademark-......................             87%                     33%

------------------------

(a) Based on surveys conducted in 1997 of female heads of households by market research firms using aided and unaided techniques.

(b) The percentage of the respondents aware of the applicable brand who currently own a product of the applicable brand.

    BROAD DISTRIBUTION IN U.S. CHANNELS. The Company sells its products in the United States to most major U.S. mass merchant retailers and a broad array of department stores, specialty retailers and retail food stores, as well as through its outlet stores and other channels. The strength of the Company's brand names and its presence in several houseware categories make the Company a significant supplier to, and enhance the Company's relationship with, its retailer customers. In 1997, approximately 32% of the Company's U.S. gross sales (before deductions for trade allowances, customer-paid freight and discounts) were generated through the mass merchant channel, approximately 34% were generated by Company-operated outlet stores and approximately 34% were generated by other domestic channels, including department stores, specialty retailers and retail food stores. The Company's outlet stores carry an extensive range of the Company's products and provide the Company with an additional distribution channel, which allows the Company to profitably sell slower-moving inventory. The Company believes that its outlet stores, which also sell complementary kitchen accessories, have developed marketing and pricing strategies that generate sales which supplement, rather than compete with, its retailer customers. The broad distribution of the Company's products through the mass merchant, department store and specialty retailer channels, together with the sales made through the Company's outlet stores, reduces the Company's dependence on any one channel of distribution.

    EMPHASIS ON NEW PRODUCT DEVELOPMENT. Products introduced in 1996 and 1997 generated approximately 24% of the Company's 1997 gross sales. New products include: (i) products introduced into new categories or serving new functions to meet consumer needs not met by the Company's existing products; (ii) product line extensions, which generally include manufacturing changes to existing product lines such as glass color or shape changes and (iii) product renewals, which generally include decorative changes to existing product lines such as pattern changes. The Company's product development process incorporates extensive use of qualitative and quantitative research and enhances the Company's ability to (i) focus resources on projects with high market potential,
(ii) bring new products to market quickly and (iii) extend existing product categories. For example, Pyrex Portables-Registered Trademark-
(Pyrex-Registered Trademark- branded portable food containers) went from concept to national distribution in only 11 months and generated over $33 million in gross sales in 1996, the first full calendar year after its introduction. In addition, the Company launched three full lines of Revere
Ware-Registered Trademark- aluminum non-stick cookware in 1998 within nine months of commencing product development. Another new product for 1998 currently being shipped by the Company to major retailers is Corning
Ware-Registered Trademark- Pop-Ins-TM-, a line of products designed for storing, serving and reheating meals either at home or away from home that leverages the Company's traditional strength in cooking/serving containers.

    HIGH QUALITY MANUFACTURING PROCESSES. The Company's manufacturing processes enable the Company to produce products with performance and cost characteristics that appeal to consumers. The Company believes it is recognized as one of the highest quality manufacturers of bakeware, dinnerware and rangetop cookware products and has instituted a process for pursuing continuous quality improvement throughout its manufacturing organization. All of the Company's four domestic manufacturing facilities are ISO 9002 certified.

    SIGNIFICANT PRESENCE IN INTERNATIONAL MARKETS. The Company's products are sold in over 30 foreign countries, primarily in North America, Asia and Latin America, with established positions in Canada, Korea, Australia, Japan, Singapore, Taiwan, Hong Kong, Mexico and Brazil. The Company operates a decorating facility in Malaysia and packaging and distribution facilities in Canada, Singapore, Australia and Brazil. In Europe, Russia, the Middle East and Africa, the Company's products are sold through a distribution agreement (which accounted for less than 2% of net sales in 1997 and first quarter 1998) with Newell Co. ("Newell") that was entered into when the Company sold its consumer products business in those territories to Newell in November 1994.

    PROVEN MANAGEMENT TEAM. In the spring of 1996, a new management team, headed by chief executive officer Peter F. Campanella, implemented a comprehensive program to refocus and redesign the operations and objectives of the Company. Key members of management with operational responsibility, including Mr. Campanella, have remained with the Company following the Recapitalization. In addition, Borden will provide management, consulting and financial services to the Company pursuant to an agreement entered into between the Company and Borden in connection with the Recapitalization. See "Certain Relationships and Related Party Transactions--Between Borden and the Company." In addition, five individuals who are senior executives of Borden are members of the nine person Board of Directors of the Company.

BUSINESS STRATEGY

    In the second quarter of 1996, the Company began implementing a two-phase program to redesign the operations and objectives of the Company (the "Business Redesign Program") to, first, streamline the Company's business to focus on profitable products and customers while reducing the Company's cost structure and, second, adopt initiatives to increase sales while maintaining and improving upon the cost efficiencies achieved in the first phase of the Business Redesign Program. The first phase of the Business Redesign Program, which is largely complete, focused on eliminating low volume, low profit products and customers, reducing manufacturing costs and reducing selling, general, administrative and research and development expenses ("SG&A"). From 1995 to 1997, the first phase of the Business Redesign Program resulted in improvements in gross margin from 29% to 34% and operating margin from (2)% to 6%. The first phase of the Business Redesign Program has included the following initiatives:

    FOCUS ON PROFITABLE PRODUCTS AND CUSTOMERS. The Company has refocused its sales efforts on higher margin products and profitable customer accounts while continuing to actively manage its product assortment and customer base. To eliminate low volume, low profit products, the Company has instituted a process of continually evaluating the profitability of its individual products ("stock keeping units" or "SKUs"). This process includes examining volume, gross and operating profit and inventory carrying costs. As a result of this process, the number of SKUs distributed by the Company has been reduced by 55%, from 3,088 at the end of 1995 to 1,403 at December 31, 1997. In addition, based on analyses of customer account profitability, the number of customers directly served by the Company has been reduced by 43%, from approximately 1,048 at the end of 1995, to approximately 599 at December 31, 1997. The discontinued accounts were generally low volume customers, many of which were transferred to distributors.

    REDUCE MANUFACTURING COSTS. From 1995 to 1997, the Company implemented systematic productivity improvements which concentrated on reducing labor, materials and overhead costs primarily through (i) process simplification, (ii) better process control and discipline, (iii) workforce productivity improvements and (iv) improved raw material sourcing. As a result of implementing the foregoing, the

Company has been able to reduce the number of manufacturing employees by 26%, from 2,629 at the end of 1995 to 1,955 at December 31, 1997.

    REDUCE SG&A COSTS. The Company has reduced its SG&A expenses by $30.9 million from 1995 to 1997. These reductions were realized primarily through the redesign of sales and administrative functions and the refocus of the Company's advertising program on print rather than media advertising as part of the Business Redesign Program. As a result of these initiatives, the number of SG&A employees was reduced from 1,284 in 1995 to 1,141 in 1997 and SG&A expenses (excluding those estimated by management to be attributable to Company-operated outlet stores) declined from 21.9% of 1995 gross sales to 16.5% of 1997 gross sales.

    IMPROVE CUSTOMER SERVICE. To improve customer service, the Company has reorganized its sales force to better align account representatives with specific customers' needs and has implemented an integrated supply chain management process which utilizes enhanced information systems to predict customers' future inventory requirements and permit the Company to maintain a more efficient allocation between finished goods and work-in-process inventory. The Company's supply chain management process also enables the Company to improve the accuracy and timeliness of filling customer orders and is intended to allow the Company and its customers to reduce finished goods inventory. Since the end of 1995, the Company's average on-time delivery rate has improved from approximately 75% to approximately 95% as of December 31, 1997.

    With many of the objectives of the first phase of the Business Redesign Program achieved, the Company has recently begun the second phase of the Business Redesign Program by pursuing the following strategies:

    FOCUS ON STRATEGIC ACCOUNTS. The Company intends to continue to focus on a core group of strategic accounts identified during the first phase of the Business Redesign Program based on their profitability, significant sales volumes for multiple Company brands, commitment to active merchandising of national brands and potential for growth. For each strategic account, the Company has established a team of management, marketing and sales resources dedicated to developing and executing a strategy to improve customer service and increase sales to that account. Management believes that the Company's focus on strategic accounts will improve sales by increasing shelf space at key retailers while enhancing its brand image and presence.

    INTRODUCE NEW PRODUCTS THAT BUILD ON EXISTING BRANDS. The Company's new product strategy capitalizes on the Company's strong brand names, broad distribution and technical expertise to introduce and market products that offer enhanced value to consumers through new design or new functionality. The Company plans to accelerate the development of products that extend existing categories or enter into new categories in order to gain incremental retail shelf space and preserve sales of existing products. The Company's objective is to generate at least 20% of its gross sales from products introduced in the two prior years (including product line extensions and renewals). Management believes that the new products the Company plans to introduce in the second half of 1998 and in 1999 will increase its shelf space at key retailers.

    EXPAND IN INTERNATIONAL MARKETS. The Company has made, and will continue to make, investments in localized marketing programs and distribution and sales capabilities in international markets. As a result, the Company is an established supplier of bakeware and dinnerware in a number of international markets, including Canada, Korea, Australia, Japan, Singapore, Taiwan, Hong Kong, Mexico and Brazil. The Company believes that demand in these markets has been driven in large part by: (i) the expansion of the middle class in many developing countries; (ii) a strong desire for U.S. branded goods by the emerging middle class; and (iii) the expansion of western style merchandisers in many of these regions. Despite recent economic disruptions in Asia, the Company believes international markets, including Asia over the long term, represent potential growth areas for the Company.

    CONTINUE TO IMPLEMENT COST REDUCTION INITIATIVES. The Company intends to actively pursue opportunities to achieve further cost reductions in its manufacturing operations through additional productivity improvements and streamlining of manufacturing processes. The Company also intends to maintain or lower SG&A as a percentage of net sales while pursuing its strategy of sales growth through a renewed focus on strategic accounts, international expansion and product introductions.

    SELECTIVELY PURSUE ACQUISITIONS. The Company plans to selectively pursue acquisitions which complement its business strategies. The Company believes that, by taking advantage of its strong brand names, global sales capabilities and retail store network, the Company can expand distribution of acquired product lines.

                                THE TRANSACTIONS

    On March 2, 1998, Corning, Borden, the Company and CCPC Acquisition entered into the Recapitalization Agreement, pursuant to which on April 1, 1998 CCPC Acquisition acquired 92.0% of the outstanding shares of Common Stock of the Company from Corning for $110.4 million. The Stock Acquisition was financed by an equity investment in CCPC Acquisition by BW Holdings, an affiliate of KKR and the parent company of Borden and CCPC Acquisition. BW Holdings financed such investment from cash on hand. Pursuant to the Recapitalization Agreement, on the Closing Date prior to the consummation of the Stock Acquisition, the Company paid the Cash Dividend to Corning of $472.6 million. The amount of the Cash Dividend is subject to post-closing adjustment based on the Company's net worth and outstanding indebtedness on the Closing Date. See "The Recapitalization." As a result of the Recapitalization, Corning continues to hold 8.0% of the outstanding shares of Common Stock.

    The Cash Dividend, together with transaction and financing fees and expenses of $8.0 million paid to Borden for the Recapitalization, approximately $17.0 million to pay other fees and expenses incurred in connection with the Transactions and approximately $4.0 million of cash for operations, was financed by the Company through (i) the issuance and sale to CCPC Acquisition of 1,200,000 shares of the Company's Junior Cumulative Pay-In-Kind Preferred Stock (the "Junior Preferred Stock") for $30.0 million, which was contributed to CCPC Acquisition by BW Holdings from its cash on hand and (ii) a $471.6 million interim subordinated loan from Borden and BW Holdings (the "Interim Financing"). A portion of the Interim Financing was refinanced on April 9, 1998 with an aggregate of approximately $259.6 million of bank borrowings by the Company, including $200.0 million of senior secured term loans (the "Term Loans") and $59.6 million of borrowings under a $275.0 million senior secured revolving credit facility (the "Revolving Credit Facility;" together with the Term Loans, the "Credit Facilities"). The remainder of the Interim Financing was refinanced by the Old Notes, available cash and additional borrowings of approximately $12.0 million under the Revolving Credit Facility. The Stock Acquisition, the Cash Dividend and the Interim Financing are collectively referred to herein as the "Recapitalization." The Offering of the Old Notes and borrowings under the Credit Facilities together with the application of the proceeds therefrom are collectively referred to herein as the "Refinancing." As part of the Refinancing, the Company is in the process of contributing substantially all of its operations, assets and liabilities (other than obligations in respect of the Notes and the Credit Facilities) to its subsidiaries. The Recapitalization and the Refinancing are collectively referred to herein as the "Transactions."

    Under the 1998 Plan, CCPC Acquisition is currently in the process of selling shares of Common Stock, and the Company is making grants of options to purchase Common Stock, to certain members of management of the Company. In the aggregate, the sales of shares of Common Stock by CCPC Acquisition and the option grants by the Company will represent approximately 12.4% of the Company's fully diluted Common Stock.

    The actual sources and uses of the funds for the Recapitalization were as follows:

                                                                               (DOLLARS IN
SOURCES                                                                         MILLIONS)
-------------------------------------------------------------------------  -------------------
Interim Financing........................................................       $   471.6
Preferred Stock..........................................................            30.0
Corning Retained Common Equity(1)........................................             9.6
CCPC Acquisition Common Equity...........................................           110.4
                                                                                  -------
      Total sources of funds.............................................       $   621.6
                                                                                  -------
                                                                                  -------


USES
-------------------------------------------------------------------------
Stock Acquisition........................................................       $   110.4
Cash Dividend............................................................           472.6
Transactions fees and expenses...........................................             8.0
Corning Retained Equity(1)...............................................             9.6
Increase to cash balance.................................................            21.0
                                                                                  -------
      Total uses of funds................................................       $   621.6
                                                                                  -------
                                                                                  -------

    The sources and uses for the Refinancing were as follow:

                                                                               (DOLLARS IN
SOURCES                                                                         MILLIONS)
-------------------------------------------------------------------------  -------------------
Cash balances............................................................       $    17.0
Revolving Credit Facility(2).............................................            71.6
Term Loans...............................................................           200.0
Old Notes................................................................           200.0
                                                                                  -------
      Total sources of funds.............................................       $   488.6
                                                                                  -------
                                                                                  -------

USES
----------------------------------------------------------
Interim Financing(3)......................................      $   471.6
Estimated Transactions fees and expenses(4)...............           17.0
                                                                  -------
      Total uses of funds.................................      $   488.6
                                                                  -------
                                                                  -------

--------------------------

(1) As a result of the Recapitalization, Corning continues to own 8.0% of the Common Stock of the Company.

(2) Total borrowings of up to $275.0 million under the Revolving Credit Facility are available for working capital and general corporate purposes, including $25.0 million for letters of credit. After giving effect to the Transactions on a pro forma basis, $203.4 million would have been available as of March 31, 1998 under the Revolving Credit Facility. On April 9, 1998, the Company borrowed $59.6 million under the Revolving Credit Facility in connection with the Refinancing and the Company borrowed an additional $12.0 million through the date of the closing of the Offering.

(3) Excludes accrued interest on the Interim Financing. As of May 5, 1998 (the date of issuance of the Old Notes), accrued interest on the Interim Financing was $1.8 million.

(4) Includes Initial Purchasers' discount and offering discount on the Old Notes, fees related to the Credit Facilities and other fees and expenses incurred in connection with the Transactions.

                               THE EXCHANGE OFFER

The Exchange Offer................  The Company is offering to exchange pursuant to the
                                    Exchange Offer up to $200,000,000 aggregate principal
                                    amount of its Exchange Notes for a like aggregate
                                    principal amount of its Old Notes. The terms of the
                                    Exchange Notes are identical in all material respects
                                    (including principal amount, interest rate and maturity)
                                    to the terms of the Old Notes for which they may be
                                    exchanged pursuant to the Exchange Offer, except that
                                    the Exchange Notes are freely transferrable by Holders
                                    thereof (other than as provided herein), and are not
                                    subject to any covenant regarding registration under the
                                    Securities Act. See "The Exchange Offer."

Minimum Condition.................  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered
                                    for exchange.

Expiration Date; Withdrawal of
  Tender..........................  The Exchange Offer will expire at 5:00 p.m., New York
                                    City time, on           , 1998, unless the Exchange
                                    Offer is extended, in which case the term "Expiration
                                    Date" means the latest date and time to which the
                                    Exchange Offer is extended. The Company does not
                                    currently intend to extend the Expiration Date. Tenders
                                    may be withdrawn at any time prior to 5:00 p.m., New
                                    York City time, on the Expiration Date. See "The
                                    Exchange Offer--Withdrawal Rights."

Exchange Date.....................  The date of acceptance for exchange of the Old Notes will be the third business day following the Expiration
                                    Date.

Conditions to the Exchange
  Offer...........................  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. The
                                    Company currently expects that each of the conditions
                                    will be satisfied and that no waivers will be necessary.
                                    See "The Exchange Offer--Certain Conditions to the
                                    Exchange Offer." The Company reserves the right to
                                    terminate or amend the Exchange Offer at any time prior
                                    to the Expiration Date upon the occurrence of any such
                                    condition.

Procedures for Tendering
  Old Notes.......................  Each Holder wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a
                                    facsimile thereof, in accordance with the instructions
                                    contained herein and therein, and mail or otherwise
                                    deliver such Letter of Transmittal, or such facsimile,
                                    together with the Old Notes and any other required
                                    documentation to the Exchange Agent at the address set
                                    forth therein. See "The Exchange Offer--Procedures for
                                    Tendering Old Notes" and "Plan of Distribution."

Use of Proceeds...................  There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

Federal Income Tax Consequences...  The exchange of Notes pursuant to the Exchange Offer will not be a taxable event for federal income tax
                                    purposes.

Special Procedures for Beneficial
  Owners..........................  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust
                                    company or other nominee and who wishes to tender should
                                    contact such registered holder promptly and instruct
                                    such registered holder to tender on such beneficial
                                    owner's behalf. If such beneficial owner wishes to
                                    tender on such beneficial owner's own behalf, such
                                    beneficial owner must, prior to completing and executing
                                    the Letter of Transmittal and delivering the Old Notes,
                                    either make appropriate arrangements to register
                                    ownership of the Old Notes in such beneficial owner's
                                    name or obtain a properly completed bond power from the
                                    registered holder. The transfer of registered ownership
                                    may take considerable time. See "The Exchange
                                    Offer--Procedures for Tendering Old Notes."

Guaranteed Delivery Procedures....  Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who
                                    cannot deliver their Old Notes, the Letter of
                                    Transmittal or any other documents required by the
                                    Letter of Transmittal to the Exchange Agent prior to the
                                    Expiration Date must tender their Old Notes according to
                                    the guaranteed delivery procedures set forth in "The
                                    Exchange Offer--Procedures for Tendering Old Notes."

Acceptance of Old Notes and
  Delivery of Exchange Notes......  The Company will accept for exchange any and all Old
                                    Notes which are properly tendered in the Exchange Offer
                                    prior to 5:00 p.m., New York City time, on the
                                    Expiration Date. The Exchange Notes issued pursuant to
                                    the Exchange Offer will be delivered promptly following
                                    the Expiration Date. See "The Exchange Offer--Acceptance
                                    of Old Notes for Exchange; Delivery of Exchange Notes."

Effect on Holders of Old Notes....  As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to
                                    the terms of this Exchange Offer, the Company will have
                                    fulfilled a covenant contained in the Exchange and
                                    Registration Rights Agreement (the "Registration Rights
                                    Agreement") dated as of May 5, 1998 among the Company
                                    and Chase Securities Inc., Salomon Brothers Inc and
                                    Citicorp Securities, Inc. (the "Initial Purchasers")
                                    and, accordingly, there will be no increase in the
                                    interest rate on the Old Notes pursuant to the terms of
                                    the Registration Rights Agreement, and the holders of
                                    the Old Notes will have no further registration or other
                                    rights under the Registration Rights Agreement. Holders
                                    of the Old Notes who do not tender their Old Notes in
                                    the Exchange Offer will continue to hold such Old Notes
                                    and will be entitled to all the rights and limitations
                                    applicable thereto under the Indenture dated as of May
                                    5, 1998 between the Company and The Bank of New York
                                    relating to the Old Notes and the Exchange Notes (the
                                    "Indenture"), except for any such rights under the
                                    Registration Rights Agreement that by their terms
                                    terminate or cease to have further effectiveness as a
                                    result of the making of, and the acceptance for exchange
                                    of all validly tendered Old

                                    Notes pursuant to, the Exchange Offer. All untendered
                                    Old Notes will continue to be subject to the
                                    restrictions on transfer provided for in the Old Notes
                                    and in the Indenture. To the extent that Old Notes are
                                    tendered and accepted in the Exchange Offer, the trading
                                    market for untendered Old Notes could be adversely
                                    affected.

Consequence of Failure to
  Exchange........................  Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will
                                    continue to be subject to the restrictions on transfer
                                    of such Old Notes as set forth in the legend thereon. In
                                    general, the Old Notes may not be offered or sold,
                                    unless registered under the Securities Act, except
                                    pursuant to an exemption from, or in a transaction not
                                    subject to, the Securities Act and applicable state
                                    securities laws. Other than in connection with the
                                    Exchange Offer, the Company does not currently
                                    anticipate that it will register the Old Notes under the
                                    Securities Act.

Exchange Agent....................  The Bank of New York is serving as exchange agent (the
                                    "Exchange Agent") in connection with the Exchange Offer.
                                    See "The Exchange Offer--Exchange Agent."

                                    TERMS OF THE EXCHANGE NOTES

Issuer............................  Corning Consumer Products Company.

Securities Offered................  $200,000,000 aggregate principal amount of 9 5/8% Series
                                    B Senior Subordinated Notes due 2008.

Maturity Date.....................  May 1, 2008.

Interest Payment Dates............  Interest on the Exchange Notes will be payable in cash semi-annually in arrears on each May 1 and November 1,
                                    commencing November 1, 1998.

Optional Redemption...............  On or after May 1, 2003, the Exchange Notes will be redeemable, in whole or in part, at the redemption
                                    prices set forth herein, together with accrued and
                                    unpaid interest, if any, to the date of redemption. In
                                    addition, at any time on or prior to May 1, 2001, the
                                    Company may redeem up to 35% of the original aggregate
                                    principal amount of the Exchange Notes with the net
                                    proceeds of one or more Equity Offerings, at a
                                    redemption price equal to 109.625% of the aggregate
                                    principal amount to be redeemed, together with accrued
                                    and unpaid interest, if any, to the date of redemption;
                                    PROVIDED that at least 65% of the original aggregate
                                    principal amount of the Exchange Notes remains
                                    outstanding immediately after each such redemption. See
                                    "Description of the Exchange Notes-- Optional
                                    Redemption."

Change of Control.................  Upon the occurrence of a Change of Control, the Company will have the option, at any time prior to May 1, 2003,
                                    to redeem the Exchange Notes, in whole but not in part,
                                    at a redemption price equal to 100% of the aggregate
                                    principal amount thereof plus

                                    the Applicable Premium, together with accrued and unpaid
                                    interest, if any, to the date of redemption. Upon the
                                    occurrence of a Change of Control, if the Company does
                                    not so redeem the Exchange Notes or if a Change of
                                    Control occurs on or after May 1, 2003, the Company will
                                    be required to make an offer to purchase the Exchange
                                    Notes at a price equal to 101% of the principal amount
                                    thereof, together with accrued and unpaid interest, if
                                    any, to the date of purchase. See "Description of the
                                    Exchange Notes--Repurchase at the Option of Holders--
                                    Change of Control."

Ranking...........................  The Exchange Notes will be unsecured, will be subordinated in right of payment to all existing and
                                    future Senior Indebtedness of the Company and will be
                                    effectively subordinated to all obligations of the
                                    subsidiaries of the Company. The Exchange Notes will
                                    rank PARI PASSU with any future Senior Subordinated
                                    Indebtedness of the Company and will rank senior to all
                                    Subordinated Indebtedness of the Company. The Indenture
                                    permits the Company to incur additional indebtedness,
                                    including up to $278.4 million of Senior Indebtedness
                                    under the Credit Facilities, subject to certain
                                    limitations. As of March 31, 1998, on a pro forma basis
                                    after giving effect to the Transactions, the aggregate
                                    amount of the Company's outstanding Senior Indebtedness
                                    would have been approximately $271.6 million (excluding
                                    unused commitments), all of which would have been
                                    secured indebtedness, the Company would have had no
                                    Senior Subordinated Indebtedness outstanding other than
                                    the Notes, and the Company's subsidiaries would have had
                                    total liabilities of $117.4 million (excluding
                                    guarantees in respect of the Credit Facilities). See
                                    "Unaudited Pro Forma Financial Information" and "Risk
                                    Factors--Adverse Consequences of Holding Company
                                    Structure" and "--Subordination."

Certain Covenants.................  The Indenture contains covenants that will, subject to certain exceptions, limit, among other things, the
                                    ability of the Company and/or its Restricted
                                    Subsidiaries to (i) pay dividends or make certain other
                                    restricted payments or investments; (ii) incur
                                    additional indebtedness and issue disqualified stock and
                                    preferred stock; (iii) create liens on assets; (iv)
                                    merge, consolidate, or sell all or substantially all of
                                    their assets; (v) enter into certain transactions with
                                    affiliates; (vi) create restrictions on dividends or
                                    other payments by Restricted Subsidiaries to the
                                    Company; (vii) incur guarantees of indebtedness by
                                    Restricted Subsidiaries; and (viii) incur Indebtedness
                                    senior to the Notes, but junior to Senior Indebtedness.

Absence of a Public Market for the
  Exchange Notes..................  The Exchange Notes are new securities and there is currently no established market for the Exchange Notes.
                                    Accordingly, there can be no assurance as to the
                                    development or liquidity of

                                    any market for the the Exchange Notes. The Company does
                                    not intend to apply for listing of the Exchange Notes on
                                    any national securities exchange or for their quotation
                                    on an automated dealer quotation system.

No Personal Liability of
  Directors, Officers, Employees
  and Stockholders................  No director, officer, employee, incorporator or stockholder of the Company shall have any liability for
                                    any obligations of the Company under the Exchange Notes
                                    or the Indenture or any claim based on, in respect of,
                                    or by reason of such obligation, or their creation. Such
                                    waiver may not be effective to waive liabilities under
                                    the federal securities laws and it is the view of the
                                    Commission that such a waiver is against public policy.

                                  RISK FACTORS

    Prospective holders of the Exchange Notes should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment in the Notes. See "Risk Factors."
                            ------------------------

    The principal executive offices of the Company are located at E-Building, Houghton Park, Corning, New York 14831. The Company's telephone number is (607) 974-8605.

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

    The following table sets forth summary historical financial and other data of the Company. The historical financial and other data for the three years ended December 31, 1997 have been derived from, and should be read in conjunction with, the consolidated financial statements of the Company and notes thereto which have been audited by Price Waterhouse LLP, independent accountants, and which are included elsewhere in this Prospectus. The historical unaudited financial and other data for the quarters ended March 31, 1998 and 1997 and as of March 31, 1998 have been derived from, and should be read in conjunction with, the unaudited financial statements of the Company and the notes thereto included elsewhere in this Prospectus. In the opinion of management, all adjustments, consisting of only normal recurring adjustments, considered necessary for the fair presentation have been included in the unaudited financial statements of the Company. Results for the quarter ended March 31, 1998 are not necessarily indicative of results that can be expected for the year ended December 31, 1998.

    The following table also presents certain summary unaudited pro forma financial and other data of the Company. The unaudited pro forma financial and other data for the three months ended March 31, 1998 and for the year ended December 31, 1997 have been derived from the Pro Forma Financial Information (as defined) and the notes thereto included elsewhere in this Prospectus. The unaudited pro forma statement of operations data give effect to the Transactions as if they had occurred as of January 1, 1997. The unaudited pro forma balance sheet data give effect to the Transactions as if they had occurred on March 31, 1998. The summary pro forma financial data exclude the impact of (i) the possible adjustment to the amount of the Cash Dividend, (ii) a potential payment to Corning of up to $15.0 million in 2001 in the event the Company achieves a cumulative gross margin in excess of $710.9 million for the three-year period ended December 31, 2000, (iii) grants and anticipated grants of options to purchase Common Stock to management and (iv) approximately $7.5 million of expenditures to be made over the next three years in transition-related expenditures as a result of the separation from Corning. See "The Recapitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Separation from Corning; Transaction Related Charges." The summary unaudited pro forma financial data are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the Transactions been completed on the dates indicated or that may be expected to occur in the future.

    The summary historical and pro forma financial and other data should be read in conjunction with the historical consolidated financial statements of the Company and notes thereto, "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information" and "The Recapitalization" contained elsewhere in this Prospectus.

                                                              PRO FORMA
                                                                THREE           THREE MONTHS             YEAR ENDED
                                                                MONTHS        ENDED MARCH 31,           DECEMBER 31,
                                                                ENDED                             -------------------------
                                                              MARCH 31,     --------------------    PRO FORMA
                                                               1998(1)        1998       1997        1997(1)        1997
                                                            --------------  ---------  ---------  --------------  ---------
                                                                                 (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales(2)..............................................    $    116.5    $   116.5  $   128.3    $    572.9    $   572.9
Cost of sales.............................................          77.1         77.7       83.6         374.3        377.0
                                                                 -------    ---------  ---------       -------    ---------
Gross profit..............................................          39.4         38.8       44.7         198.6        195.9
Selling, general, administrative and research and
  development expenses....................................          36.7         37.1       32.8         144.2        137.3
Other corporate administrative expense(3).................            --           --        4.6            --         18.4
Provision for restructuring costs(4)......................            --           --         --            --           --
Transactions related expenses(5)..........................            --          1.4         --            --           --
Goodwill amortization.....................................           0.4          0.4        0.4           1.7          1.7
Other, net(6).............................................           0.4          0.4        0.4           0.7          5.9
Royalty income............................................          (0.2)        (0.2)      (0.2)         (2.0)        (2.0)
                                                                 -------    ---------  ---------       -------    ---------
Operating income (loss)...................................           2.1         (0.3)       6.7          54.0         34.6
Interest expense, net.....................................          10.7          1.6        2.1          42.8          8.5
                                                                 -------    ---------  ---------       -------    ---------
Income (loss) before taxes on income......................          (8.6)        (1.9)       4.6          11.2         26.1
Income tax expense (benefit)..............................          (1.0)         1.7        2.8           6.8         12.8
                                                                 -------    ---------  ---------       -------    ---------
Income (loss) before minority interest....................          (7.6)        (3.6)       1.8           4.4         13.3
Net income (loss).........................................    $     (7.6)   $    (3.6) $     1.8    $      4.1    $    13.0
                                                                 -------    ---------  ---------       -------    ---------
                                                                 -------    ---------  ---------       -------    ---------

OTHER FINANCIAL DATA:
Gross margin..............................................          33.8%        33.3%      34.8%         34.7%        34.2%
Operating margin..........................................           1.8%        (0.3)%       5.2%          9.4%        6.0%
Depreciation and amortization.............................  $        9.0    $     9.0  $    10.3  $       35.7    $    35.7
Capital expenditures......................................           7.9          7.9        4.1          28.6         28.6
Interest expense(7).......................................          10.2          1.6        2.5          41.0          9.0
EBITDA(8).................................................          11.1          8.7       17.0          89.7         70.3
Adjusted EBITDA(9)........................................            --         10.1       19.9            --         86.5
Adjusted EBITDA margin....................................            --          8.7%      15.5%           --         15.1%


                                                              1996       1995
                                                            ---------  ---------

STATEMENT OF OPERATIONS DATA:
Net sales(2)..............................................  $   632.4  $   608.7
Cost of sales.............................................      435.9      431.2
                                                            ---------  ---------
Gross profit..............................................      196.5      177.5
Selling, general, administrative and research and
  development expenses....................................      154.2      168.2
Other corporate administrative expense(3).................       20.9       20.0
Provision for restructuring costs(4)......................        2.1         --
Transactions related expenses(5)..........................         --         --
Goodwill amortization.....................................        1.7        1.7
Other, net(6).............................................        0.6        0.4
Royalty income............................................       (1.6)      (1.6)
                                                            ---------  ---------
Operating income (loss)...................................       18.6      (11.2)
Interest expense, net.....................................       10.7        8.8
                                                            ---------  ---------
Income (loss) before taxes on income......................        7.9      (20.0)
Income tax expense (benefit)..............................        6.2       (1.6)
                                                            ---------  ---------
Income (loss) before minority interest....................        1.7      (18.4)
Net income (loss).........................................  $     1.6  $   (18.5)
                                                            ---------  ---------
                                                            ---------  ---------
OTHER FINANCIAL DATA:
Gross margin..............................................       31.1%      29.2%
Operating margin..........................................        2.9%      (1.8)%
Depreciation and amortization.............................  $    35.8  $    32.0
Capital expenditures......................................       35.8       40.6
Interest expense(7).......................................       12.4       11.0
EBITDA(8).................................................       54.4       20.8
Adjusted EBITDA(9)........................................       70.7       34.1
Adjusted EBITDA margin....................................       11.2%       5.6%

                                                                                    AS OF MARCH 31, 1998
                                                                                   ----------------------
                                                                                                  PRO
                                                                                    ACTUAL     FORMA(1)
                                                                                   ---------  -----------
                                                                                   (DOLLARS IN MILLIONS)
BALANCE SHEET DATA (at end of period):
Net working capital..............................................................  $    60.4   $   152.8
Adjusted working capital(10).....................................................      159.9       143.8
Total assets.....................................................................      482.3       520.0
Total debt(11)...................................................................      106.4       481.8
Total stockholder's equity (deficit)(12).........................................      226.7       (69.0)

--------------------------

(1) The Transactions will be recorded as a recapitalization for financial reporting purposes, and, accordingly, the historical basis of the Company's assets and liabilities will not be impacted by the Transactions, with the exception of deferred taxes on income which will change to reflect the tax basis step-up which occurred upon consummation of the Recapitalization.

(2) Gross sales (before deductions for trade allowances, customer-paid freight and discounts) were $124.7 million, $139.3 million, $616.7 million, $690.0 million and $668.5 million for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively.

(3) Other corporate administrative expenses represent an allocation of corporate charges from Corning to the Company in respect of certain administrative services provided to the Company by Corning. Corning calculated these charges as a percentage of the Company's budgeted sales. Commencing on January 1, 1998 Corning provided these services to the Company on the basis of a service agreement containing terms similar to that entered into on the date of the Recapitalization and expenses incurred under such agreement were reflected as selling, general and administrative and research and development expenses.

(4) The Company incurred net provisions for restructuring costs of $2.1 million in 1996 ($4.2 million of gross charges offset by a $2.1 million reversal of existing reserves) resulting from the implementation of the Business Redesign Program. The major components of the 1996 charges were (i) costs related to a reduction in the number of SG&A and manufacturing employees and (ii) expenses incurred to close under-performing outlet stores.

(5) Reflects expenses incurred in connection with the Transactions.

(6) Other charges include miscellaneous expenses and miscellaneous income. Included in the 1997 amount are $4.5 million of expenses related to incremental incentive payments made to employees during the sale of the Company.

(7) Interest expense represents interest expense exclusive of amortization of deferred financing fees and the debt discount.

(8) EBITDA represents operating income (loss) plus depreciation and amortization. EBITDA is presented because management understands that such information is considered by certain investors to be an additional basis for evaluating the Company's ability to pay interest and repay debt. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with generally accepted accounting principles, including net income, as a measure of the Company's operating results and cash flows or as a measure of the Company's liquidity. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

(9) Adjusted EBITDA represents EBITDA less adjustments to eliminate (i) other corporate administrative expenses for certain services performed by Corning for the Company; (ii) expenses related to incremental incentive payments made to employees during the sale of the Company; (iii) expenses incurred in connection with the Transactions; and (iv) provisions for restructuring costs; net of (v) adjustments for expenses expected to be incurred by the Company to replace the services previously performed by Corning described in clause (i) above.

                                                                     THREE MONTHS
                                                                        ENDED                    YEAR ENDED
                                                                       MARCH 31                 DECEMBER 31,
                                                                 --------------------  -------------------------------
                                                                   1998       1997       1997       1996       1995
                                                                 ---------  ---------  ---------  ---------  ---------
 EBITDA........................................................  $     8.7  $    17.0  $    70.3  $    54.4  $    20.8
  Other corporate administrative expenses (See Note 3).........         --        4.6       18.4       20.9       20.0
  Incentive payment expenses (See Note 6)......................         --         --        4.5     --         --
  Transactions related expenses (5)............................        1.4         --         --         --         --
  Provision for restructuring costs (See Note 4)...............         --         --     --            2.1     --
  Addition to SG&A.............................................         --       (1.7)      (6.7)      (6.7)      (6.7)
                                                                 ---------  ---------  ---------  ---------  ---------
  Adjusted EBITDA..............................................  $    10.1  $    19.9  $    86.5  $    70.7  $    34.1
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

   For a more complete description of the services performed by Corning after the Recapitalization and the ability of the Company to achieve such cost savings, see "Risk Factors--No Prior Operations as an Independent Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview--Separation from Corning; Transaction Related Charges."

(10) Adjusted working capital is calculated as (i) current assets excluding cash and amounts due from Corning, less (ii) current liabilities excluding debt, amounts due to Corning and payables to be reimbursed by Corning.

(11) As of March 31, 1998 on a historical basis, total debt included $10.2 million of industrial revenue bonds and $96.2 million due to Corning under the $200.0 million intercompany revolving credit facility previously provided by Corning.

(12) Upon consummation of the Recapitalization, CCPC Acquisition acquired 92.0% of the outstanding shares of Common Stock of the Company for $110.4 million and Corning retained 8.0% of the outstanding shares of Common Stock of the Company (an implied value of $9.6 million). Under the 1998 Plan, CCPC Acquisition is currently in the process of selling shares of Common Stock, and the Company is making grants of options to purchase Common Stock, to certain members of management of the Company. CCPC Acquisition also acquired 1,200,000 shares of the Company's Junior Preferred Stock for $30.0 million, which is reflected in the pro forma total stockholder's equity (deficit).

                                  RISK FACTORS

    HOLDERS OF OLD NOTES SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE DECIDING TO TENDER OLD NOTES IN THE EXCHANGE OFFER. THE RISK FACTORS SET FORTH BELOW ARE GENERALLY APPLICABLE TO THE OLD NOTES AS WELL AS THE EXCHANGE NOTES.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. In general, Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company does not currently intend to register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Old Notes were acquired in the ordinary course of such Holders' business and such Holders have no arrangement with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes will be adversely affected.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE

    The Company incurred substantial indebtedness in connection with the Recapitalization. See "The Recapitalization" and "Capitalization." As of March 31, 1998, after giving pro forma effect to the Transactions, the Company would have had $481.8 million of consolidated indebtedness, a common stockholders' deficit of $69.0 million and $203.4 million available to be borrowed under the Revolving Credit Facility. Pro forma net income for the year ended December 31, 1997 would have been $4.1 million, as compared to net income of $13.0 million for the same period on a historical basis, and pro forma interest expense, (net) for 1997 would have been $42.8 million as compared to $8.5 million for the same period on a historical basis. For the three months ended March 31, 1998, pro forma net loss would have been $7.6 million, as compared to a net loss of $3.6 million for the same period on a historical basis. Pro forma interest expense
(net) would have been $10.7 million for the three months ended March 31, 1998, as compared to $1.6 million on a historical basis for the same periods. See "Capitalization" and "Unaudited Pro Forma Financial Information." The Company and its subsidiaries may incur additional indebtedness (including certain Senior Indebtedness) in the future, subject to certain limitations contained in the instruments governing its indebtedness. Accordingly, the Company will have significant debt service obligations.

    The Company's debt service obligations will have important consequences to holders of Exchange Notes, including the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for operations, future business opportunities and other purposes and increasing the Company's vulnerability to adverse general economic and industry conditions; (ii) the Company's ability to obtain additional financing in the future may be limited; (iii) certain of the Company's borrowings (including, but not limited to, the amounts borrowed under the Credit Facilities) will be at variable rates of interest, which will make the Company vulnerable to increases in interest rates; (iv) all of the indebtedness incurred in connection with the Credit Facilities will become due prior to the time the principal payment on the Exchange Notes will become due; (v) the Company will be substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; and (vi) the Company may be hindered in its ability to adjust rapidly to changing market conditions.

    The Company's ability to make scheduled payments of the principal of, or to pay interest on, or to refinance its indebtedness (including the Exchange Notes) and to make scheduled payments under its operating leases or to fund planned capital expenditures or finance acquisitions will depend on its future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under the Revolving Credit Facility, will be adequate to meet the Company's anticipated requirements for working capital, capital expenditures, lease payments, interest payments and scheduled principal payments for the foreseeable future. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and there can be no assurance that any such capital will be available to the Company on acceptable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, there can be no assurance that the Company's business will continue to generate sufficient cash flow from operations in the future to service its debt, make necessary capital expenditures or meet its other cash needs. If unable to do so, the Company may be required to refinance all or a portion of its existing debt, including the Exchange Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing or that any such sale of assets or additional financing would be possible on terms reasonably favorable to the Company.

RESTRICTIVE LOAN COVENANTS

    The Credit Facilities and the Indenture contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, pay dividends and other distributions, prepay subordinated indebtedness, enter into sale and leaseback transactions, create liens or other encumbrances, make capital expenditures, make certain investments or acquisitions, engage in certain transactions with affiliates, sell or otherwise dispose of assets and merge or consolidate with other entities and otherwise restrict corporate activities. See "Description of Credit Facilities" and "Description of the Exchange Notes--Certain Covenants." The Credit Facilities also require the Company to meet certain financial ratios and tests. The ability of the Company to comply with these and other provisions of the Credit Facilities and the Indenture may be affected by changes in economic or business conditions or other events beyond the Company's control. A failure to comply with the obligations contained in the Credit Facilities or the Indenture could result in an event of default under either the Credit Facilities or the Indenture which could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. If, as a result thereof, a default occurs with respect to Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the holders of the Exchange Notes. If the indebtedness under the Credit Facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Exchange Notes.

ADVERSE CONSEQUENCES OF HOLDING COMPANY STRUCTURE

    The Company is in the process of contributing substantially all of its assets to its subsidiaries and thus will operate as a holding company which conducts substantially all of its operations through its subsidiaries. Consequently, the Exchange Notes will be effectively subordinated to the obligations of the Company's subsidiaries, including the guarantee by its subsidiaries of obligations under the Credit Facilities. The Exchange Notes will not be guaranteed by any of the Company's subsidiaries. In the event of an insolvency, liquidation or other reorganization of any of the subsidiaries of the Company, the creditors of the Company (including the holders of the Exchange Notes), as well as stockholders of the Company, will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of such subsidiaries under Federal bankruptcy laws. Creditors of such subsidiaries, including lenders under the Credit Facilities, would be entitled to payment in full from such assets before the Company would be entitled to receive any distribution therefrom. Except to the extent that the Company may itself be a creditor with recognized claims against such subsidiaries, claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including claims under the Exchange Notes. In addition, as a result of the Company becoming a holding company, the Company's operating cash flow and its ability to service its indebtedness, including the Exchange Notes, will be dependent upon the operating cash flow of its subsidiaries and the payment of funds by such subsidiaries to the Company in the form of loans, dividends or otherwise. As of March 31, 1998, after giving pro forma effect to the Transactions, the subsidiaries of the Company would have had total liabilities of $117.4 million (excluding guarantees in respect of the Credit Facilities).

SUBORDINATION

    The Company's obligations under the Exchange Notes will be subordinate and junior in right of payment to all existing and future Senior Indebtedness of the Company. As of March 31, 1998, on a pro forma basis after giving effect to the Transactions, the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $271.6 million (excluding unused commitments). Although the Indenture contains limitations on the amount of additional indebtedness which the Company and its subsidiaries may incur, under certain circumstances the amount of such indebtedness could be substantial and such indebtedness could be Senior Indebtedness. By reason of such subordination, in the event of an insolvency, liquidation, or other reorganization of the Company, the lenders under the Credit Facilities and other creditors who are holders of Senior Indebtedness must be paid in full before the Holders may be paid; accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Exchange Notes. In addition, under certain circumstances, no payments may be made with respect to the Exchange Notes if a default exists with respect to Senior Indebtedness. See "Description of the Exchange Notes."

ENCUMBRANCES ON ASSETS TO SECURE CREDIT FACILITIES

    In addition to being subordinated to all existing and future Senior Indebtedness of the Company, the Exchange Notes will not be secured by any of the Company's assets. The Company's obligations under the Credit Facilities are required to be secured by a first priority pledge of and security interest in
(i) the stock of all the existing and subsequently acquired direct domestic subsidiaries of the Company other than common stock of unrestricted subsidiaries and certain subsidiaries created or acquired in connection with permitted acquisitions, (ii) evidences of indebtedness in excess of $5 million received by the Company in connection with asset sales other than sales in the ordinary course of business or in connection with permitted sale-leasebacks and (iii) 65% of the common stock of existing and subsequently acquired material direct foreign subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under any of the Credit Facilities is accelerated, the lenders under the Credit Facilities will be entitled to exercise the remedies available to a secured lender under applicable law. See "Description of Credit Facilities" and "Description of the Exchange Notes."

CHANGE OF CONTROL

    The Indenture provides that, upon the occurrence of a Change of Control, the Company will (unless the Company elects to redeem the Exchange Notes in the event of a Change of Control prior to May 1, 2003) make an offer to purchase all or any part of the Exchange Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

The Credit Facilities prohibit the Company from repurchasing any Exchange Notes, except with the sum of $50.0 million, the proceeds of certain proceeds of one or more Equity Offerings, a portion of excess cash flow and other amounts not applied to repay borrowings under the Term Loan Facility less certain investments in acquisition subsidiaries and minority investments. The Credit Facilities also provide that certain change of control events with respect to the Company constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Exchange Notes, the Company could seek the consent of its lenders to purchase the Exchange Notes or could attempt to refinance the borrowings that contain such a prohibition. If the Company does not obtain such a consent or refinance such borrowings, the Company would remain prohibited from purchasing the Exchange Notes. In such case, the Company's failure to purchase tendered Exchange Notes would constitute a default under the Indenture, which, in turn, could result in amounts outstanding under the Credit Facilities being declared due and payable. Any such declaration could have adverse consequences to the Company and the Holders. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Credit Facilities and the Exchange Notes. If a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders. The provisions relating to a Change of Control included in the Indenture may increase the difficulty of a potential acquiror obtaining control of the Company. See "Description of the Exchange Notes--Repurchase at the Option of Holders--Change of Control."

RISKS RELATED TO REALIZING OBJECTIVES OF THE BUSINESS REDESIGN PROGRAM

    The two major objectives of the Company's Business Redesign Program are to, first, streamline the Company's business to focus on profitable products and customers while reducing the Company's cost structure and, second, adopt initiatives to increase sales while maintaining and improving upon the cost efficiencies achieved in the first phase of the Business Redesign Program. The Company's ability to achieve these objectives is subject to the effects of a number of business, industry, economic and other factors, many of which are beyond the Company's control, such as general economic conditions, potential revenue instability arising from cost savings initiatives or otherwise, labor relations, the response of competitors or customers to the Company's Business Redesign Program, delays in implementation of the second phase of the Business Redesign Program, ability to retain cost savings previously achieved, retailer consolidation or strategy changes, competition for retail shelf space and the relative success of new product introductions. With the implementation of the Business Redesign Program in 1996, management anticipated that the narrowing of the Company's customer base and product offerings would lead to short-term sales decreases. The Company has experienced sales decreases in excess of those expected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" for a discussion of other factors affecting the Company's recent and future financial performance.

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS

    A significant portion of the Company's sales is derived from international markets. During 1997, approximately 25% of the Company's net sales were generated outside the United States, including 5% in Korea, which was the Company's largest market outside North America. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Other Matters." Approximately 63% of the Company's international net sales in 1997 were made in U.S. dollars, with the balance realized in other currencies. Currency exchange rate fluctuations may significantly affect the Company's foreign sales and earnings. Increased strength of the U.S. dollar will increase the effective price of the Company's products sold in U.S. dollars and therefore may materially adversely affect sales. The Company's costs are predominantly denominated in U.S. dollars. Thus, with respect to the sales conducted in foreign currencies, increased strength of the U.S. dollar could decrease the Company's reported revenues and margins in respect of such sales to the extent the Company is unable or determines not to increase local currency prices.

    Increasing its sales in international markets, particularly Latin America and Asia, is a component of the Company's business strategy. As a result, economic conditions in these markets could have an increasingly significant effect on the Company's operating results. Certain Asian economies have experienced recent economic disruptions, including significant currency devaluation. For the first quarter of 1998, the Company recorded gross sales and operating income (loss) (before allocation of manufacturing variances and corporate overhead) of $4.1 million and $(0.1) million in Asian markets (excluding Japan), respectively, compared to $16.7 million and $6.9 million in the first quarter of 1997. For 1997, gross sales and operating income (before allocation of manufacturing variances and corporate overhead) from Asian markets (excluding Japan) were $58.1 million and $18.5 million, respectively. Results in Japan in the first quarter of 1998 were substantially equivalent with those in the prior year. Although the Company believes that Asian markets offer long term growth potential, the current disruptions in Asia are expected to continue to materially adversely affect the Company's results of operations in the short term. Because international sales are among the Company's most profitable, disruptions in international sales have a disproportionate effect on the Company profits. A significant portion of the Company's operating income has historically been derived from international sales. In addition, the Company expects increased competition in domestic markets from Asian competitors. See "--Potential for Increased Competition," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

    The Company's international sales and operations are also subject to other risks, including new and different legal and regulatory requirements in local jurisdictions; export duties or import quotas; domestic and foreign customs and tariffs or other trade barriers; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; increased costs of transportation or shipping; credit risk or financial condition of local customers and distributors; potential difficulties in protecting intellectual property; risk of nationalization of private enterprises; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and local political and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries. There can be no assurance that the foregoing factors will not have a material adverse effect on the Company's international operations or sales or upon its financial condition and results of operations.

    The Company's continued growth is dependent in part upon its ability to expand its operations into international markets where it currently has little presence. The Company may experience difficulty entering new international markets due to greater regulatory barriers than in the United States, the necessity of adapting to new regulatory systems and problems related to entering new markets with different cultural bases and political systems. As the Company continues to expand its international operations, these and other risks associated with international operations are likely to increase. In addition, as the Company enters new geographic markets, it may encounter significant competition from the primary participants in such markets, some of which may have substantially greater resources than the Company.

    In November 1994, Corning and the Company sold their European, Russian, Middle Eastern and African consumer products businesses to Newell, a significant competitor of the Company, and agreed for a five-year period, subject to certain distribution agreements with Newell, not to manufacture, sell or distribute competing products in such territories. Sales of the Company's products in these territories have not been significant and are not expected to be significant in the foreseeable future. See "Business--Distribution Channels-International" and "Business--Distribution Channels-European, Russian, Middle Eastern and African Consumer Products Business."

POTENTIAL FOR INCREASED COMPETITION

    The market for the Company's products is highly competitive. Competition in the United States is affected not only by the large number of domestic manufacturers but also by the large volume of foreign imports. In addition, recently the Company has experienced increased competition in the United States from low-cost Asian competitors and expects this trend to continue in the future. The Company's major bakeware, dinnerware and cookware competitors for domestic sales include Newell, Rubbermaid Incorporated, Ekco Housewares Inc., Pfaltzgraff Co., Lenox Inc., The Meyer Corporation, Inc. and T-Fal Corporation.

    The market for housewares outside the United States and Europe is relatively fragmented. The competitive landscape differs by country and region. Internationally, depending on the country or region, the Company competes with other U.S. companies operating abroad, locally manufactured private label goods and international companies competing in the worldwide bakeware, dinnerware and rangetop cookware categories. Major competitors abroad include Durand Verrerie Christallerie D'Arquey, Lipper International Inc., Newell, Vitro S.A., NEG (Nippon Electric Glass) and Schott Glaswerke.

    Several of the Company's competitors are larger and may be less leveraged and have greater financial resources than the Company following the completion of the Transactions. In addition, there are no substantial regulatory or other barriers to the entry of new competitors into the industry.

    A number of factors affect competition in the sale of bakeware, dinnerware and rangetop cookware manufactured and/or sold by the Company, including quality, price competition from competitors and price point parameters established by the Company's various distribution channels. The Company has, from time to time, experienced price and market share pressure from certain competitors in certain product lines, particularly in the bakeware category where metal products of competitors have created retailer price and margin pressures, and in the rangetop cookware category where non-stick aluminum products have increased their share of rangetop cookware sales at the expense of stainless steel products due to the durability and ease of cleaning of new non-stick coatings.

    Shelf space is a key factor in determining retail sales of bakeware, dinnerware and rangetop cookware products. A competitor that is able to maintain or increase the amount of retail space allocated to its product may gain a competitive advantage for that product, and in recent fiscal quarters the Company has lost shelf space in its distribution channels to certain of its competitors. See "--Risks Related to Realizing Objectives of the Business Redesign Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The allocation of retail space is influenced by many factors, including brand name recognition, quality and price of the product, level of service by the manufacturer and promotions.

    In addition, new product introductions are an important factor in the categories in which the Company's products compete. Other important competitive factors are brand identification, style, design, packaging and the level of service provided to customers. The importance of these competitive factors varies from customer to customer and from product to product. See "--Development of New Products" and "Business--Competition." There can be no assurance that the Company will be able to compete successfully against current and future sources of competition or that the current and future competitive pressures faced by the Company will not adversely affect its profitability or financial performance. See "Business--Competition."

NO PRIOR OPERATIONS AS AN INDEPENDENT COMPANY

    Prior to the Recapitalization, the Company was operated as a wholly owned subsidiary of Corning. While owned by Corning, Corning provided the Company with credit support, as well as certain technical, operational and administrative support services, including the Company's financial reporting systems. Corning has agreed to continue to provide many of these services for a limited time after the Closing Date, after which time the Company will be required to provide for such services either internally or through third parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Separation from Corning; Transaction Related Charges" and "Certain Relationships and Related Party Transactions." There can be no assurance that the Company will be able to obtain replacement sources for such services, or that if obtained, such services will be obtained on terms as favorable as those provided by Corning. In addition, there can be no assurance that due to unanticipated occurrences the Company will be able to achieve the cost savings in administrative services presented in the historical and pro forma financial information included herein.

DEVELOPMENT OF NEW PRODUCTS

    The development and introduction of new products (including product line extensions and renewals) is a significant factor in expanding product categories and successful competition within product categories. The Company budgets expenditures for, and actively pursues, the development of new products. There can be no assurance, however, that the Company will successfully develop new products or, if developed, that new products will achieve market acceptance. The Company's failure to develop new products that gain market acceptance could adversely affect the Company's competitive position and could materially and adversely affect the Company's results of operations.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    In 1997, the Company's top two customers represented approximately 18% of its gross sales and the Company's 25 largest domestic customers represented approximately 35% of its gross sales. The further implementation of the Business Redesign Program is likely to increase the percentage of sales to the Company's top customers. The Company does not have long-term purchase agreements or other contractual assurances as to future sales to these major customers. Decreased levels or the deferral of orders by the Company's major customers in the past have had, and in the future may have, a material adverse effect on the Company's results of operations. In addition, due to the allocation of retail shelf space to suppliers' products far in advance of the placement and shipment of orders for such products, the Company's net sales are reliant to a certain extent on the ability of its strategic accounts to successfully execute on such plans, and any deferral of orders does not allow sufficient notice to obtain satisfactory alternative sales arrangements for such products. See "Business--Distribution Channels-- Domestic Wholesale."

    In addition, continued consolidation within the retail industry may result in an increasingly concentrated customer base. To the extent that such consolidation continues to occur, the Company's net sales and profitability may be increasingly sensitive to a deterioration in the financial condition of or other adverse developments in its relationships with one or more customers.

RETAIL INDUSTRY

    The Company's business depends on the strength of the retail economies in various parts of the world, primarily in North America, and to a lesser extent in Asia, Latin America and Australia, which are affected by such factors as consumer demand, the condition of the retail industry and weather conditions. Due to the recent economic conditions in Asia, the Company's net sales to Asian markets have declined significantly due to overall declines in demand as well as severe price competition. The Company's business is also sensitive to consumer spending patterns, which in turn are subject to prevailing economic conditions. Weak retail environments, whether due to economic or other conditions, may spur manufacturers and marketers, including the Company, to increase their discounting and promotional activities. The Company may also not be able to fully offset the impact of inflation through price increases due to an unfavorable retail environment. Future economic recessions could have a material adverse effect on the Company's financial condition and results of operations.

    Recently, the retail industry has been characterized by intense competition and consolidation, whereby certain customers of the Company have incurred a significant amount of debt, have entered bankruptcy or have liquidated and left the retail market. As a result, the Company may be unable to collect some or all amounts owed by these customers. Additionally, all or part of the operations of a retailer that seeks bankruptcy or other debtor protection may be discontinued or sales of the Company's products to such a retailer may be curtailed or terminated as a result of such bankruptcy or insolvency proceedings. In addition, the weakened financial condition of certain retailer customers has caused the Company to decrease its sales to such retailers in an effort to reduce the Company's credit risk.

    Competition in the retail industry has in the past caused certain of the Company's customers to engage in certain operational changes, including altering their product mix (i.e., reducing the portion of shelf space allocated to the Company's products or the categories in which the Company's products compete) and significantly reducing inventory levels that have adversely affected the Company's results of operations. There can be no assurance that the foregoing factors will not continue to affect the Company.

    As is customary in the retail industry, the Company generally does not enter into written agreements with customers but relies on orders that are cancelable until shipment. Decreased levels or the deferral of orders by the Company's customers in the past have had, and in the future may have, a material adverse effect on the Company's results of operations. See "Business--Distribution Channels."

    Company-operated outlet stores accounted for approximately 34% of the Company's U.S. gross sales during 1997. If consumer preference and retail sales volume were to shift away from outlet stores and outlet malls, the Company's sales and results of operations could be materially adversely affected.

FLUCTUATIONS IN RAW MATERIAL COSTS

    The Company purchases its raw materials on the spot market and through long-term contracts with suppliers. The replacement of certain raw material suppliers has in the past had, and may in the future have, an adverse effect on the Company's operations and financial performance, and significant increases in the cost of any of the principal raw materials used by the Company, namely sand, soda ash, borax, limestone, lithia-containing spars, alumina, cullet, stainless steel, copper and corrugated packaging materials, could have a material adverse effect on its results of operations. The Company's molded plastic products and certain components of its kitchenware products are manufactured from plastic resin, which is produced from petrochemical intermediates. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and the petrochemical intermediates from which it is produced. Costs of steel, aluminum and copper, which are used in manufacturing the Company's bakeware products, and corrugated boxes and packaging, which are used in the display and distribution of the Company's products, are also subject to market fluctuations. To the extent the Company is unable to pass on increases in the cost of its raw materials to its customers, such increases may have a material adverse effect on the profitability of the Company. The Company does not engage in any hedging activities for commodity trading relating to its supply of raw materials. See "Business--Raw Materials and Supplies."

ACQUISITION RELATED RISKS

    Although the Company has not historically relied on acquisitions to grow its business, part of the Company's business strategy is to selectively acquire other businesses that will complement its existing business. Management is unable to predict whether or when any prospective acquisition candidates will become available or the likelihood of a material transaction being completed should any negotiations commence. The Company's ability to finance acquisitions may be constrained by, among other things, its high degree of leverage following the Transactions. The Credit Facilities and the Indenture may significantly limit the Company's ability to make acquisitions and to incur indebtedness in connection with acquisitions. In addition, acquisitions by the Company will involve risks, including the successful integration and management of acquired technology, operations and personnel. The integration of acquired businesses may also lead to the loss of key employees of the acquired companies and diversion of management attention from ongoing business concerns. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance any such acquisition and, if any acquisitions are so made, that they will be successful.

LABOR RELATIONS

    The Company currently is a party to several domestic and international collective bargaining agreements, including agreements with the American Flint Glass Workers Union, the Aluminum Brick & Glass Workers International Union, the International Association of Machinists and Aerospace Workers and the Australia Workers Union. These agreements will expire at various times in the future between May 31, 1998 and April 2001. The inability of the Company to renew such agreements could result in work stoppages and other labor disturbances, which could disrupt the Company's business and adversely affect the Company's results of operations. See "Business--Employees."

CONTROL BY KKR AFFILIATES

    After the Recapitalization, 92% of the issued and outstanding shares of Common Stock was held by CCPC Acquisition, a wholly-owned subsidiary of BW Holdings. Under the 1998 Plan, CCPC Acquisition is currently in the process of selling shares of Common Stock, and the Company is making grants of options to purchase Common Stock, to certain members of management of the Company. BW Holdings is a Delaware limited liability company whose members are certain members of senior management of Borden, KKR Partners II, L.P. and Whitehall Associates L.P. KKR Associates, L.P. is the sole general partner of each of KKR Partners II, L.P. and Whitehall Associates L.P. KKR Associates, L.P. is a Delaware limited partnership whose general partners are also the members of the limited liability company which is the general partner of KKR. Accordingly, affiliates of KKR will control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of Company stockholders, including adopting amendments to the Company's certificate of incorporation and approving mergers or sales of substantially all of the Company's assets. There can be no assurance that the interests of KKR and its affiliates will not conflict with the interests of the holders of the Exchange Notes. See "Management," "Principal Stockholders" and "Certain Relationships and Related Party Transactions."

DEPENDENCE UPON KEY MANAGEMENT; NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL

    The Company is currently dependent upon the ability and experience of its senior operations team and administrative services provided by Corning. The Company is in the process of developing its organization to replace the services presently provided by Corning. Competition for qualified personnel is intense, and the process of hiring such qualified personnel can be lengthy. The loss of the services of key personnel or the inability to attract and retain additional qualified personnel could have an adverse effect on the Company's operations. Pursuant to a transition services agreement entered into in connection with the Recapitalization, Corning is continuing to provide certain administrative services which it provided prior to the Recapitalization. There can be no assurance, however, that after the termination of the transition services agreement (on or before April 1, 2000) that the Company will be able to replace Corning's services under such agreement for the fees charged by Corning, that the functions assumed by the Company or to be outsourced to third parties will not cost significantly in excess of the Company's estimates or that the provision of such services during the transition period after the Recapitalization will be performed without interruption or delay due to unanticipated circumstances. The Company does not maintain key-man life insurance policies on any of its executives nor has it entered into employment agreements with any of its executives. See "Management."

SEASONALITY

    Historically, the Company records its highest sales in its third and fourth quarters as a result of the buying patterns associated with the holiday selling season. The Company's need for working capital accelerates in the second half of the year due to additional merchandising and promotional efforts associated with the holiday selling season and, accordingly, total debt levels tend to peak in the third and fourth quarters, decreasing in the first quarter of the following year. The amount of the Company's sales generated during the second half of the year generally depends upon a number of factors, including general economic conditions, existing retailer inventory levels and other factors beyond the Company's control. The Company's results of operations would be adversely and disproportionately affected if the Company's sales were substantially lower than those normally expected during the second half of the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality."

INTELLECTUAL PROPERTY

    The Company licenses from Corning on an exclusive basis the Corning Ware-Registered Trademark- trademark, service mark and tradename, the Pyroceram-Registered Trademark- trademark in the field of housewares and the Pyrex-Registered Trademark- trademark in the field of durable consumer products (which includes bakeware) in each case for ten years (each renewable at the option of the Company on the same terms and conditions for an unlimited number of successive ten-year terms). The success of the Company's various businesses depends in part on the Company's ability to use these trademarks, tradenames, service marks and licenses as well as certain proprietary designs and trademarks on an exclusive basis in reliance upon the protections afforded by applicable trademark laws and regulations. In the event of a bankruptcy of Corning or the Company, the Company's right to use the Corning Ware-Registered Trademark-, Pyrex-Registered Trademark- and Pyroceram-Registered Trademark- trademarks, service mark and/or tradename may be limited or terminated during the course of such bankruptcy proceedings under provisions of bankruptcy law applicable to contracts such as the license agreement with Corning. The loss of certain of the Company's rights to such trademarks, tradenames, servicemarks and licenses or the inability of the Company to effectively protect or enforce such rights could materially adversely affect the Company. See "Business--Intellectual Property."

    On May 12, 1998, the Company received two letters from Rubbermaid Incorporated alleging that Corning Ware-Registered Trademark- Pop-Ins-TM-infringe four patents owned by Rubbermaid Incorporated. The letters request that the Company cease and desist from making, using, offering to sell, and selling Corning Ware-Registered Trademark- Pop-Ins-TM- and provide to Rubbermaid a full accounting of sales of such products. The Company is in the process of investigating the validity of this claim.

ENVIRONMENTAL REGULATION

    The Company's facilities and operations are subject to certain federal, state, local and foreign laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, the use, generation, storage, treatment, transportation and disposal of hazardous and non-hazardous materials and wastes and the remediation of contamination associated with such disposal. Certain of such laws and regulations and their interpretation by regulatory agencies and courts are complex, may change frequently and historically have become increasingly stringent. In addition, under certain environmental laws, a current or previous owner or operator of property may be liable for the costs to remove or remediate certain hazardous substances or petroleum products on, under or in such property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such contamination may adversely affect the ability to sell or rent such property or to borrow using such property as collateral. Owners or operators of such properties, as well as persons who generate, arrange for the disposal or treatment of, or dispose of hazardous substances, may be liable for the costs of investigation, remediation or removal of hazardous substances at or from the properties where such hazardous substances come to be located, whether or not such facility is owned or operated by such person. Additionally, claims may be asserted by third parties for various damages and costs resulting from contamination emanating from a site owned or operated by, or containing hazardous substances originating from, the Company. Because of the nature of its business, the Company has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with and resolving liabilities under such laws and regulations, including costs incurred to remediate historic contamination at certain of its facilities. There can be no assurance that compliance with or liabilities under such laws and regulations, or the discovery of contamination will not in the future have a material adverse effect on the Company. See "Business--Environmental Matters."

FRAUDULENT TRANSFER CONSIDERATIONS

    The incurrence of indebtedness by the Company, such as the Exchange Notes, may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or on behalf of unpaid creditors of the Company. Under these laws, if, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find that, at the time the Company incurred indebtedness, including indebtedness under the Exchange Notes, (i) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding current or future creditors or (ii) (a) the Company received less than reasonably equivalent value or fair consideration for incurring such indebtedness and (b) the Company (1) was insolvent or was rendered insolvent by reason of any of the transactions, (2) was engaged, or about to engage, in a business or transaction for which its assets remaining with the Company constituted unreasonably small capital to carry on its business, (3) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes) or (4) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), then such court could avoid or subordinate the amounts owing under the Exchange Notes to presently existing and future indebtedness of the Company and take other actions detrimental to the holders of the Exchange Notes.

    The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, however, the Company would be considered insolvent if, at the time it incurred the indebtedness, either (i) the sum of its debts (including contingent liabilities) is greater than its assets, at a fair valuation, or (ii) the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured. There can be no assurance as to what standards a court would use to determine whether the Company was solvent at the relevant time, or whether, whatever standard was used, the Exchange Notes would not be avoided or further subordinated on another of the grounds set forth above. In rendering their opinions in connection with the initial financing of the Recapitalization, counsel for the Company and counsel for the lenders will not express any opinion as to the applicability of federal or state fraudulent transfer and conveyance laws.

    The Company believes that at the time the indebtedness constituting the Exchange Notes will be incurred initially by the Company, the Company (i) will be (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to run its businesses effectively and (c) incurring debts within its ability to pay as the same mature or become due and (ii) will have sufficient assets to satisfy any probable money judgment against it in any pending action. In reaching the foregoing conclusions, the Company has relied upon its analyses of internal cash flow projections and estimated values of assets and liabilities of the Company. There can be no assurance, however, that a court passing on such questions would reach the same conclusions.

ABSENCE OF PUBLIC MARKET

    The Exchange Notes are being offered to the holders of the Old Notes. The Old Notes were offered and sold in May 1998 to a small number of institutional investors and are eligible for trading in the PORTAL Market.

    The Company does not intend to apply for a listing of the Exchange Notes on a securities exchange. There is currently no established market for the Exchange Notes and there can be no assurance as to the liquidity of markets that may develop for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders would be able to sell their Exchange Notes. If such markets were to exist, the Exchange Notes could trade at prices that may be lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities. Although there is currently no market for the Exchange Notes, the Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes. However, the Initial Purchasers are not obligated to do so, and any market making with respect to the Exchange Notes may be discontinued at any time without notice.

    The liquidity of, and trading market for, the Exchange Notes also may be adversely affected by general declines in the market for similar securities.

FORWARD-LOOKING STATEMENTS

    This Prospectus contains forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond the Company's control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Among these statements are portions of this Prospectus concerning the Company's future operations, economic performance and financial condition, including the Company's business strategy and measures to implement such strategy, competitive strengths, objectives, expansion, growth of the Company's business and operations, acquisitions and references to future success. The forward-looking statements regarding such matters are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. Whether actual results and developments will conform with the Company's expectations and predictions, however, is subject to a number of risks and uncertainties, in addition to the risk factors discussed above, including: a global economic slowdown in any one, or all, of the Company's sales categories; loss of sales as the Company streamlines and focuses on strategic accounts; unpredictable difficulties or delays in the development of new product programs; increased difficulties in obtaining a consistent supply of basic raw materials such as sand, soda ash, steel or copper and energy inputs such as electrical power or natural gas at stable pricing levels; development by the Company of an adequate administrative infrastructure; technological shifts away from the Company's technologies and core competencies; unforeseen interruptions to the Company's business with its largest customers resulting from, but not limited to, financial instabilities or inventory excesses; the effects of extreme changes in monetary and fiscal policies in the United States and abroad, including extreme currency fluctuations and unforeseen inflationary pressures such as those recently experienced by certain Asian economies; drastic and unforeseen price pressures on the Company's products or significant cost increases that cannot be recovered through price increases or productivity improvements; significant changes in interest rates or in the availability of financing for the Company or certain of its customers; loss of any material intellectual property rights; any difficulties in obtaining or retaining the management or other human resource competencies that the Company needs to achieve its business objectives; and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their business or operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              THE RECAPITALIZATION

    The following is a summary of the Recapitalization and the material provisions of the Recapitalization Agreement dated March 2, 1998 among Corning, the Company, CCPC Acquisition and Borden. This summary does not purport to be complete and is qualified in its entirety by reference to the Recapitalization Agreement.

RECAPITALIZATION AGREEMENT

    The Recapitalization was consummated on April 1, 1998 through (a) the payment to Corning by the Company of the $472.6 million Cash Dividend and (b) the purchase by CCPC Acquisition from Corning of 22,080,000 shares of Common Stock (the "Acquired Shares") owned by Corning for $110.4 million in cash. The Cash Dividend, together with transaction and financing fees and expenses of $8.0 million paid to Borden for the Recapitalization, approximately $17.0 million to pay other fees and expenses incurred in connection with the Transactions and approximately $4.0 million of cash for operations, was financed by the Company through (i) the issuance and sale to CCPC Acquisition of 1,200,000 shares of the Junior Preferred Stock for $30.0 million and (ii) the Interim Financing. The purchase by CCPC Acquisition of the Acquired Shares and the shares of Junior Preferred Stock was financed through an equity investment in CCPC Acquisition by BW Holdings from its cash on hand.

    The amount of the Cash Dividend is subject to post-closing adjustment based on the Company's net worth and outstanding indebtedness on the Closing Date. In addition, the Company has agreed to pay Corning the amount, up to $15.0 million, by which the cumulative gross margin (net sales minus cost of sales, in each case adjusted to exclude the effect of certain events) of the Company for the three year period ended December 31, 2000 exceeds $710.9 million (the "Contingent Payment").

    Immediately prior to the Recapitalization, Corning contributed $124.0 million to the capital of the Company, consisting of the forgiveness of intercompany indebtedness and the assumption of certain liabilities, including pension and postretirement benefit obligations and liabilities for workers' compensation and product liability incidents occurring prior to the Closing Date. In addition, Corning will contribute $18.5 million related to incremental incentive programs, of which $1.7 million was paid in the first quarter of 1998. See Note (a) to the Pro Forma Consolidated Condensed Statement of Operations.

    As a result of the Recapitalization, CCPC Acquisition owned 92.0% of the outstanding shares of Common Stock and Corning holds 8.0% of the outstanding shares of Common Stock. Under the 1998 Plan, CCPC Acquisition is currently in the process of selling shares of Common Stock, and the Company is making grants of options to purchase Common Stock, to certain members of management of the Company.

    For a period of five years after the Closing Date, Corning has agreed that, with certain exceptions, it will not manufacture, sell or distribute any products similar to consumer products of the Company. Corning also agreed that it will not use the Corning-Registered Trademark- trademark in the field of housewares so long as the licenses granted to the Company for the Corning Ware-Registered Trademark- and Pyroceram-Registered Trademark- trademarks are in effect.

    For a period of five years after the Closing Date, the Company has agreed to maintain salary and benefits levels for each employee that are substantially similar in aggregate economic value to those provided to that employee prior to the Closing Date. In addition, for one year following the Closing Date the Company has agreed to maintain: (i) a defined benefit pension plan providing pension benefits for each employee which are substantially similar in aggregate economic value to those benefits provided by the Corning Pension Plan (as defined) as of the Closing Date, and (ii) any pension plan of a foreign subsidiary in effect on the Closing Date so that each current and former employee of that subsidiary will have benefits substantially similar in aggregate economic value to the benefits provided as of the Closing Date.

    The Recapitalization Agreement contains representations and warranties customary for transactions of this nature. The representations and warranties of Corning survive the Recapitalization for certain specified periods and Corning has agreed to indemnify CCPC Acquisition and its affiliates (including the Company) for losses arising from breaches of its representations and warranties, to the extent such losses are above certain thresholds. The amount of such indemnification is limited to 40% of the sum of (a) the amount payable to Corning for the Acquired Shares and (b) the Cash Dividend.

    Additionally, Corning has agreed to indemnify CCPC Acquisition and its affiliates (including the Company) for certain pre-Recapitalization tax and environmental matters. With respect to certain environmental losses arising from pre-Recapitalization events, conditions, or matters and as to which notice is provided within specified time periods, Corning has agreed to indemnify the Company for (i) 80% of such losses up to an aggregate of $20.0 million and (ii) 100% of such losses in excess of $20.0 million.

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview--Separation from Corning; Transaction Related Charges" and "Certain Relationships and Related Party Transactions" for a description of certain agreements entered into by the Company with Corning and/or CCPC Acquisition in connection with the Recapitalization.

STOCKHOLDERS' AGREEMENT; REGISTRATION RIGHTS AGREEMENT

    The Company, CCPC Acquisition and Corning entered into a Stockholders' Agreement, dated April 1, 1998 (the "Stockholders' Agreement"). The Stockholders' Agreement provides for certain restrictions and rights regarding the transfer of Common Stock, including a right of first refusal in favor of, first, the Company and, if the Company refuses, then CCPC Acquisition with respect to Common Stock owned by Corning. After the Closing Date, Corning will have the right to participate pro rata in certain sales of Common Stock by CCPC Acquisition (the "Corning Tag Along"), and CCPC Acquisition will have the right to require Corning to participate pro rata in certain sales of Common Stock by CCPC Acquisition (the "Corning Drag Along"). In addition, the Stockholders' Agreement provides Corning with unlimited "piggy back" registration rights and one demand registration right.

    CCPC Acquisition has the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act shares of Common Stock held by it pursuant to a registration rights agreement entered into on the Closing Date (the "CCPC Acquisition Registration Rights Agreement") in connection with the Recapitalization. Such registration rights will generally be available to CCPC Acquisition until registration under the Securities Act is no longer required to enable it to resell the Common Stock owned by it without restriction. The CCPC Acquisition Registration Rights Agreement provides, among other things, that the Company will pay all registration expenses in connection with the first six demand registrations requested by CCPC Acquisition and in connection with any registration commenced by the Company as a primary offering in which CCPC Acquisition participates through "piggyback" registration rights granted under the CCPC Acquisition Registration Rights Agreement.

                                USE OF PROCEEDS

    There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer. The net proceeds from the issuance of the Old Notes were approximately $193.4 million, after deducting fees and expenses related to such issuance. Such net proceeds were applied to refinance remaining obligations outstanding under the Interim Financing. For a further discussion of the sources and uses of funds relating to the Transactions, see "Summary--The Transactions" and "The Recapitalization."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1998 on a historical basis and on a pro forma basis after giving effect to the Transactions as if they had been consummated on such date. This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Information," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                            AS OF MARCH 31, 1998
                                                          ------------------------
                                                          HISTORICAL   PRO FORMA
                                                          ----------  ------------
                                                           (DOLLARS IN MILLIONS)
Long-term debt (including current portion):
  Revolving Credit Facility(a)..........................          --   $     71.6
  Term Loans............................................          --        200.0
  Old Notes.............................................          --        200.0
  Industrial revenue bonds..............................  $     10.2         10.2
  Due to Corning........................................        96.2           --
                                                          ----------  ------------
      Total long-term debt..............................       106.4        481.8
  Stockholders' equity (deficit)(b).....................       226.7        (69.0)
                                                          ----------  ------------
      Total capitalization..............................  $    333.1   $    412.8
                                                          ----------  ------------
                                                          ----------  ------------

------------------------

(a) Total borrowings of up to $275.0 million under the Revolving Credit Facility are available for working capital and general corporate purposes, including $25.0 million for letters of credit. After giving effect to the Transactions on a pro forma basis, $203.4 million would have been available as of March 31, 1998 under the Revolving Credit Facility. On April 9, 1998, the Company borrowed $59.6 million under the Revolving Credit Facility in connection with the Refinancing and the Company borrowed an additional $12.0 million through the date of the closing of the Offering.

(b) Upon consummation of the Recapitalization, CCPC Acquisition acquired 92.0% of the outstanding shares of Common Stock of the Company for $110.4 million and Corning retained 8.0% of the outstanding shares of Common Stock of the Company (an implied value of $9.6 million). CCPC Acquisition also acquired 1,200,000 shares of the Company's Junior Preferred Stock for $30.0 million, which is reflected in the pro forma stockholders' equity (deficit). Dividends on the Junior Preferred Stock may be paid, at the option of the Company, in cash or in additional shares of Junior Preferred Stock. Under the 1998 Plan, CCPC Acquisition is currently in the process of selling shares of Common Stock, and the Company is making grants of options to purchase Common Stock, to certain members of management of the Company.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma consolidated condensed financial information of the Company (the "Pro Forma Financial Information") has been prepared to give effect to the Transactions. The pro forma adjustments presented are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The pro forma financial data exclude the impact of (i) the adjustment to the amount of the Cash Dividend,
(ii) a potential payment to Corning of up to $15.0 million in 2001 in the event the Company achieves a cumulative gross margin in excess of $710.9 million for the three-year period ended December 31, 2000, (iii) grants and anticipated grants of options to purchase Common Stock to management and (iv) approximately $7.5 million of expenditures to be made over the next three years in transition-related expenditures as a result of the separation from Corning.

    The unaudited pro forma consolidated condensed balance sheet of the Company as of March 31, 1998 (the "Pro Forma Consolidated Balance Sheet") gives effect to the Transactions as if they had been consummated on March 31, 1998. The unaudited pro forma consolidated condensed statements of operations of the Company for the three months ended March 31, 1998 and for the year ended December 31, 1997 (the "Pro Forma Consolidated Statements of Operations") give effect to the Transactions as if they had been consummated on January 1, 1997.

    The Pro Forma Financial Information should be read in conjunction with the historical consolidated financial statements of the Company and notes thereto, "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Recapitalization" and the other financial information included elsewhere in this Offering Memorandum. This Pro Forma Financial Information and related notes are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the Transactions been completed on the dates indicated or that may be expected to occur in the future.

                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                      PRO FORMA ADJUSTMENTS
                                                 -------------------------------
                                     HISTORICAL  PRE-RECAPITALIZATION(A) TRANSACTIONS PRO FORMA
                                     ----------  ------------------  -----------  ---------
ASSETS
Cash and cash equivalents..........  $    7,421      $   (7,421)      $   4,000(b) $   4,000
Accounts receivable, net of
  allowances.......................      55,267          15,681          --          70,948
Inventories, net...................     150,430          --              --         150,430
Prepaid expenses and other current
  assets...........................       5,249          --              --           5,249
Deferred taxes on income...........       7,799          (2,882)         (4,917)(c)    --
                                     ----------      ----------      -----------  ---------
  Total current assets.............     226,166           5,378            (917)    230,627
                                     ----------      ----------      -----------  ---------
Property and equipment, net........     150,510          --              --         150,510
Deferred taxes on income...........      29,286         (19,601)         37,820(c)    47,505
Goodwill, net of accumulated
  amortization.....................      59,997          --              --          59,997
Other assets.......................      16,339          --              15,000(d)    31,339
                                     ----------      ----------      -----------  ---------
  Total assets.....................  $  482,298      $  (14,223)      $  51,903   $ 519,978
                                     ----------      ----------      -----------  ---------
                                     ----------      ----------      -----------  ---------

LIABILITIES AND STOCKHOLDER'S
  EQUITY

Debt payable within one year.......  $    1,894          --              --       $   1,894
Accounts payable and accrued
  expenses.........................      67,693      $    8,290          --          75,983
Due to Corning Incorporated........      96,224         (96,224)         --          --
                                     ----------      ----------      -----------  ---------
  Total current liabilities........     165,811         (87,934)         --          77,877
                                     ----------      ----------      -----------  ---------
Long-term debt.....................       8,285          --           $ 471,600(b)   479,885
Accrued postretirement liability...      60,856         (32,589)         --          28,267
Other liabilities..................      20,620         (17,669)         --           2,951
                                     ----------      ----------      -----------  ---------
  Total liabilities................     255,572        (138,192)        471,600     588,980
                                     ----------      ----------      -----------  ---------

Stockholder's equity (deficit).....     226,726         123,969        (419,697)(e)   (69,002)
                                     ----------      ----------      -----------  ---------
    Total liabilities and
      stockholder's equity.........  $  482,298      $  (14,223)      $  51,903   $ 519,978
                                     ----------      ----------      -----------  ---------
                                     ----------      ----------      -----------  ---------

          See Notes to Pro Forma Consolidated Condensed Balance Sheet

            NOTES TO PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                              AS OF MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

The pro forma consolidated condensed balance sheet reflects pro forma adjustments for the Transactions to the Company's historical consolidated balance sheet as of March 31, 1998. The Transactions have not and will not impact the historical basis of the Company's assets and liabilities with the exception of deferred tax amounts.

(a) Pre-Recapitalization pro forma adjustments reflect the following:

Cash retained by Corning.........................................  $  (7,421)
Liabilities retained by Corning..................................     57,649
Deferred tax on liabilities retained.............................    (22,483)
Intercompany loan forgiveness....................................     96,224
                                                                   ---------
Total pre-Recapitalization adjustments...........................  $ 123,969
                                                                   ---------
                                                                   ---------

   In addition, Corning will contribute $16,735 ($15,681 in cash and $1,054 in non-cash) related to incremental incentive programs. See Note (a) to the Pro Forma Consolidated Condensed Statement of Operations.

(b) The net sources and uses of cash reflect the following:

Sources:
  Revolving Credit Facility.............................      $  71,600
  Term Loans............................................        200,000
  Old Notes.............................................        200,000
  Junior Preferred Stock................................         30,000
  Common Stock - CCPC Acquisition.......................        110,400
  Common Stock - Corning................................          9,600
                                                          -----------------
      Total Sources.....................................      $ 621,600
                                                          -----------------
                                                          -----------------
Uses:
  Cash Dividend(1)......................................      $ 472,600
  Stock Acquisition(2)..................................        110,400
  Corning Retained Equity...............................          9,600
  Estimated Transactions fees and expenses(3)...........         25,000
  Increase to operating cash(4).........................          4,000
                                                          -----------------
      Total Uses........................................      $ 621,600
                                                          -----------------
                                                          -----------------

------------------------

    (1) The Cash Dividend of $472,600 is subject to post-closing adjustment based on the Company's net worth and outstanding indebtedness on the Closing Date. The Company cannot estimate at this time whether such post-closing adjustment, if any, will require an additional payment to Corning or a remittance from Corning.

    (2) Under the 1998 Plan, CCPC Acquisition is currently in the process of selling shares of Common Stock, and the Company is making grants of options to purchase Common Stock, to certain members of management of the Company, which in each case is not reflected in the Pro Forma Financial Information. In the aggregate, the sales of shares of Common Stock by CCPC Acquisition and the option grants by the Company will represent approximately 12.4% of the Company's fully diluted Common Stock.

    (3) Includes initial purchasers' discount and offering discount on the Notes, fees related to the Credit Facilities and other fees and expenses incurred in connection with the Transactions.

    (4) Represents the $21,000 increase to the Company's cash balances at the time of the Recapitalization, net of the application of $17,000 of such balances to pay estimated Transactions fees and expenses in connection with the Refinancing. See "Summary-The Transactions."

                              AS OF MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

(c) Represents net current and non-current deferred taxes of $32,903 on the estimated increase in tax basis of fixed assets and intangibles as a result of the Section 338(h)(10) election made in connection with the Recapitalization.

(d) Represents the portion of the estimated Transactions fees and expenses that has been recorded as deferred financing costs and will be amortized over the weighted average life of the related indebtedness.

(e) Represents an aggregate net change as a result of the Recapitalization:

Cash Dividend...................................................  $(472,600)
Issuance of Preferred Stock.....................................     30,000
Net deferred tax asset for tax basis step-up....................     32,903
Estimated Transactions fees and expenses(1).....................    (10,000)
                                                                  ---------
      Total.....................................................  $(419,697)
                                                                  ---------
                                                                  ---------

------------------------

    (1) Represents the portion of the total $25,000 of estimated Transactions fees and expenses which has been recorded as an expense. Transactions fees and expenses consist of (i) legal, accounting and investment banking fees, certain taxes and other expenses, (ii) transaction and financing fees and expenses payable to Borden and (iii) miscellaneous fees and expenses such as printing and filing fees.

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                   PRO FORMA
                                                                 HISTORICAL      ADJUSTMENTS(A)      PRO FORMA
                                                               --------------  ------------------  --------------
Net sales....................................................  $      116,538          --          $      116,538
Cost of sales................................................          77,761     $       (664)(b)         77,097
                                                               --------------         --------     --------------
Gross margin.................................................          38,777              664             39,441
Selling, general, administrative and research and development
  expenses...................................................          37,130             (398)(c)         36,732
Transactions related expenses................................           1,384           (1,384)(e)       --
Other, net...................................................             576                                 576
                                                               --------------         --------     --------------
Operating income (loss)......................................            (313)           2,446              2,133
Interest expense, net........................................           1,574            9,107(f)          10,681
                                                               --------------         --------     --------------
Income (loss) before taxes on income.........................          (1,887)          (6,661)            (8,548)
Income tax expense (benefit).................................           1,731           (2,664)(g)           (933)
                                                               --------------         --------     --------------
Income (loss) before minority interest.......................          (3,618)          (3,997)            (7,615)
Minority interest in earnings of a subsidiary................              36          --                      36
                                                               --------------         --------     --------------
Net income (loss)............................................  $       (3,582)    $     (3,997)    $       (7,579)
                                                               --------------         --------     --------------
                                                               --------------         --------     --------------
OTHER DATA:
EBITDA (h)...................................................  $        8,676                      $       11,122
EBITDA margin................................................             7.4%                                9.5%
Interest expense (i).........................................  $        1,622                      $       10,239
Depreciation and amortization................................           8,989                               8,989
Capital expenditures.........................................           7,858                               7,858
Ratio of earnings to fixed charges(j)........................            0.4x                                0.3x
Ratio of earnings to combined fixed charges and preferred
  stock dividends(j).........................................              NA                                0.3x

SHARE INFORMATION(k)
Basic and diluted loss per common share......................  $        (0.15)                     $        (0.32)
Weighted average number of common shares outstanding during
  the period.................................................      24,000,000                          24,000,000

     See Notes to Pro Forma Consolidated Condensed Statements of Operations

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                   PRO FORMA
                                                                 HISTORICAL      ADJUSTMENTS(A)      PRO FORMA
                                                               --------------  ------------------  --------------
Net sales....................................................  $      572,860          --          $      572,860
Cost of sales................................................         376,960     $     (2,657)(b)        374,303
                                                               --------------         --------     --------------
Gross margin.................................................         195,900            2,657            198,557
Selling, general, administrative and research and development
  expenses...................................................         137,315            6,899(c)         144,214
Other corporate administrative expenses......................          18,408          (18,408)(d)       --
Other, net...................................................           5,629           (5,231)(e)            398
                                                               --------------         --------     --------------
Operating income.............................................          34,548           19,397             53,945
Interest expense, net........................................           8,481           34,311(f)          42,792
                                                               --------------         --------     --------------
Income (loss) before taxes on income.........................          26,067          (14,914)            11,153
Income tax expense (benefit).................................          12,734           (5,965)(g)          6,769
                                                               --------------         --------     --------------
Income (loss) before minority interest.......................          13,333           (8,949)             4,384
Minority interest in earnings of a subsidiary................            (295)         --                    (295)
                                                               --------------         --------     --------------
Net income (loss)............................................  $       13,038     $     (8,949)    $        4,089
                                                               --------------         --------     --------------
                                                               --------------         --------     --------------
OTHER DATA:
EBITDA (h)...................................................  $       70,254                      $       89,651
EBITDA margin................................................            12.3%                               15.7%
Interest expense (i).........................................  $        8,974                      $       41,023
Depreciation and amortization................................          35,706                              35,706
Capital expenditures.........................................          28,600                              28,600
Ratio of earnings to fixed charges(j)........................            2.4x                                1.2x
Ratio of earnings to combined fixed charges and preferred
  stock dividends(j).........................................              NA                                1.0x

SHARE INFORMATION(k)
Basic and diluted earnings per common share..................  $         0.54                      $         0.17
Weighted average number of common shares outstanding during
  the period.................................................      24,000,000                          24,000,000

     See Notes to Pro Forma Consolidated Condensed Statements of Operations

       NOTES TO PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                      AND THE YEAR ENDED DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

(a) In connection with the Recapitalization, certain current employees of the Company and certain union employees of Corning who accepted employment with the Company received and will receive cash and non-cash benefits of $16,735 ($15,681 in cash and $1,054 in non-cash) following the Closing Date in addition to the $1,733 paid in the first quarter of 1998. The Company will make these cash payments over the next two years and Corning will contribute $17,414 in cash to the Company over the same period. Since the preponderance of the payments represents consideration that is for future services rendered to the Company, the related compensation expense is being recorded primarily subsequent to the Closing Date and to a lesser extent was recorded on or prior to the Closing Date. This charge has not been reflected in the Pro Forma Consolidated Condensed Statements of Operations due to its unusual, nonrecurring nature.

(b) Reflects the estimated decrease in cost of sales and selling, general, administrative and research and development expenses, respectively, as a result of Corning's retention of certain pension and postretirement obligations which arose prior to the Recapitalization as follows:

                                                            THREE MONTHS
                                                                ENDED
                                                              MARCH 31,         YEAR ENDED
                                                                1998         DECEMBER 31, 1997
                                                           ---------------  -------------------
Cost of sales............................................     $     664          $   2,657
Selling, general, administrative and research and
  development expenses...................................           336              1,346

(c) Reflects a net (decrease) increase in selling, general, administrative and research and development expenses as follows:

                                                            THREE MONTHS
                                                                ENDED
                                                              MARCH 31,         YEAR ENDED
                                                                1998         DECEMBER 31, 1997
                                                           ---------------  -------------------
Benefit expense reduction (see Note (b)).................     $    (336)         $  (1,346)
Estimated cost of replacing Corning administrative
  services (see Note (d))................................            --              6,745
Management fee to be paid to Borden (see Note (d)).......           (62)(1)          1,500
                                                                 ------            -------
                                                              $    (398)         $   6,899
                                                                 ------            -------
                                                                 ------            -------

------------------------

    (1) Reflects the difference between the management fee charged by Corning ($437) for the three months ended March 31, 1998 and the quarterly management fee to be charged by Borden ($375).

(d) Prior to the Recapitalization, Corning provided the Company with certain administrative services which were not readily allocated to individual transactions or events, such as legal, treasury and tax functions. For these services the Company paid Corning the charges recorded as "Other corporate administrative expenses," which charges were based on a percentage of the Company's budgeted

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                      AND THE YEAR ENDED DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

    sales. "Other corporate administrative expenses" were $18,408 in 1997. Commencing on January 1, 1998, Corning provided these services to the Company on the basis of a service agreement containing terms similar to that entered into on the date of the Recapitalization and expenses incurred under such agreement were reflected as selling, general and administrative and research and development expenses. Under the transition services agreement with Corning entered into on the date of the Recapitalization, Corning will continue for a two-year period to provide a portion of these services at negotiated rates. In addition, the Company is developing its administrative infrastructure and certain of these functions will be assumed by the Company or performed by third parties. The Company anticipates that the performance of these administrative services (which are accounted for as selling, general, administrative and research and development expenses following the Recapitalization) as well as additional expenses associated with external auditing and periodic filings with the Commission will cost the Company (including amounts to be paid to Corning) approximately $6,745 per year, or $1,686 per quarter, after the Recapitalization.

   In addition, prior to the Recapitalization, Corning performed, and under the transition services agreement continues to perform, certain process-oriented administrative support services, such as benefits administration, accounts payable and accounts receivable functions. Corning has agreed pursuant to the transition services agreement to continue to provide such services for up to two years following the Recapitalization at rates calculated on the same basis as before the Recapitalization. The Company expensed $19,201 for these services in 1997. These services will continue to be reflected as expenses on the same terms as prior to the Recapitalization and therefore no pro forma adjustment in respect of the expenses is reflected in the Pro Forma Financial Information.

   There can be no assurance, that after the termination of the transition services agreement the Company will be able to replace Corning's services under the transition services agreement for the fees charged by Corning. Under the administrative services agreement the Company and Corning will continue to provide to one another certain services internationally at negotiated rates for up to two years. In addition, the Company will pay $1,500 per year, or $375 per quarter, to Borden for management services following the Recapitalization.

(e) For the year ended December 31, 1997, reflects a reduction for non-recurring expenses of $4,476 related to incremental incentive payments made to employees during the sale of the Company, $731 for sales commissions paid to certain Corning subsidiaries that will no longer be incurred following the Recapitalization and miscellaneous expenses. For the three months ended March 31, 1998, represents $1,384 of expenses incurred in connection with the sale of the Company.

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                      AND THE YEAR ENDED DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

(f)  Pro forma interest expense reflects the following:

                                                            THREE MONTHS
                                                               ENDED
                                                             MARCH 31,         YEAR ENDED
                                                                1998        DECEMBER 31, 1997
                                                           --------------  -------------------
Revolving Credit Facility ($71,600 at 7.40%).............    $    1,325        $     5,298
Term Loan ($200,000 at 7.65%)............................         3,825             15,300
Senior Subordinated Notes ($200,000 at 9.625%)...........         4,812             19,250
Amortization of deferred financing, debt discount and
  unused credit line fees................................           633              2,532
                                                           --------------         --------
                                                                 10,595             42,380
Less: Non-recurring historical interest expense, net.....         1,488              8,069
                                                           --------------         --------
                                                             $    9,107        $    34,311
                                                           --------------         --------
                                                           --------------         --------

   A 0.125% increase or decrease in the weighted average interest rate would change interest expense by $148 for the three months ended March 31, 1998 and $590 for the year ended December 31, 1997. Each $5,000 increase or decrease in borrowings under the Revolving Credit Facility would change pro forma interest expense by $88 for the three months ended March 31, 1998 and $351 for the year ended December 31, 1997.

(g) Reflects the pro forma adjustments assuming a 40% effective income tax rate.

(h) EBITDA represents operating income plus depreciation and amortization. EBITDA is presented because management understands that such information is considered by certain investors to be an additional basis for evaluating the Company's ability to pay interest and repay debt. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with generally accepted accounting principles, including net income, as a measure of the Company's operating results and cash flows or as a measure of the Company's liquidity. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

(i) Interest expense represents interest expense exclusive of amortization of deferred financing fees and the debt discount.

(j) For purposes of these computations, earnings consist of income (loss) before taxes on income plus fixed charges (exclusive of capitalized interest). Fixed charges consist of interest expense, whether capitalized or expensed, including deferred financing costs and one-third of rental expenses (the portion deemed representative of the interest factor). For purposes of the computation of the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were increased by an amount representing the pre-tax earnings which are required to cover such dividend requirements. For the three months ended March 31, 1998, the deficiency of earnings to fixed charges was $2.1 on a historical basis and $8.6 on a pro forma basis. For the same period, the deficiency of pro forma earnings to combined fixed charges and preferred stock dividends was $10.9.

(k) Basic and diluted earnings (loss) per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table sets forth selected historical consolidated financial and other data of the Company. The historical consolidated financial and other data for the three years ended December 31, 1997 and as of December 31, 1997 and December 31, 1996 have been derived from, and should be read in conjunction with, the consolidated financial statements of the Company and notes thereto which have been audited by Price Waterhouse LLP, independent accountants, and which are included elsewhere in this Prospectus. The historical consolidated financial and other data for the year ended December 31, 1994 and as of December 31, 1994 and 1995 have been derived from the consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, but which are not contained herein. The historical consolidated financial and other data for the three months ended March 31, 1998 and 1997 have been derived from, and should be read in conjunction with the unaudited financial statements of the Company and the notes thereto which are included elsewhere in this Prospectus. Results for the quarter ended March 31, 1998 are not necessarily indicative of results that can be expected for the year ended December 31, 1998. The historical consolidated financial and other data for the year ended December 31, 1993 and as of December 31, 1993 have been derived from unaudited consolidated financial statements of the Company, which are not contained herein. In the opinion of management, all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation have been included in the unaudited consolidated financial statements of the Company. See "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                         THREE MONTHS ENDED
                                             MARCH 31,                              YEAR ENDED DECEMBER 31,
                                     --------------------------  -------------------------------------------------------------
                                         1998          1997        1997       1996       1995       1994(1)     1993(1)(2)(3)
                                     -------------  -----------  ---------  ---------  ---------  -----------  ---------------

                                                                       (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Net sales(4).......................    $   116.5     $   128.3   $   572.9  $   632.4  $   608.7   $   608.2      $   563.8
Cost of sales......................         77.7          83.6       377.0      435.9      431.2       406.7          407.3
                                     -------------  -----------  ---------  ---------  ---------  -----------       -------
Gross profit.......................         38.8          44.7       195.9      196.5      177.5       201.5          156.5
Selling, general, administrative
  and research and development
  expenses.........................         37.1          32.8       137.3      154.2      168.2       147.8          141.1
Other corporate administrative
  expense(5).......................           --           4.6        18.4       20.9       20.0        21.5           29.2
Provision for restructuring
  costs(6).........................           --            --          --        2.1         --        10.5           25.1
Transactions related expenses(7)...          1.4            --          --         --         --          --             --
Goodwill amortization..............          0.4           0.4         1.7        1.7        1.7         1.5             --
Other, net(8)......................          0.4           0.4         5.9        0.6        0.4         0.3           10.8
Royalty income.....................         (0.2)         (0.2)       (2.0)      (1.6)      (1.6)       (0.9)          (1.0)
                                     -------------  -----------  ---------  ---------  ---------  -----------       -------
Operating income (loss)............         (0.3)          6.7        34.6       18.6      (11.2)       20.8          (48.7)
Interest expense, net..............          1.6           2.1         8.5       10.7        8.8        10.0            9.9
                                     -------------  -----------  ---------  ---------  ---------  -----------       -------
Income (loss) before taxes on
  income...........................         (1.9)          4.6        26.1        7.9      (20.0)       10.8          (58.6)
Income tax expense (benefit).......          1.7           2.8        12.8        6.2       (1.6)        4.3          (21.6)
                                     -------------  -----------  ---------  ---------  ---------  -----------       -------
Income (loss) before minority
  interest.........................         (3.6)          1.8        13.3        1.7      (18.4)        6.5          (37.0)
Net income (loss)..................    $    (3.6)    $     1.8   $    13.0  $     1.6  $   (18.5)  $     6.5      $   (37.0)
                                     -------------  -----------  ---------  ---------  ---------  -----------       -------
                                     -------------  -----------  ---------  ---------  ---------  -----------       -------

OTHER FINANCIAL DATA:
Gross margin.......................         33.3%         34.8%       34.2%      31.1%      29.2%       33.1%          27.8%
Operating margin...................         (0.3)%         5.2%        6.0%       2.9%      (1.8%        3.4%          (8.6)%
Depreciation and amortization......    $     9.0     $    10.3   $    35.7  $    35.8  $    32.0   $    29.1      $    30.0
Capital expenditures...............          7.9           4.1        28.6       35.8       40.6        31.3           23.0
Interest expense...................          1.6           2.5         9.0       12.4       11.0        11.9           11.3
EBITDA(9)..........................          8.7          17.0        70.3       54.4       20.8        49.9          (18.7)
Adjusted EBITDA(10)................         10.1          19.9        86.5       70.7       34.1        75.2           28.9
Adjusted EBITDA margin.............          8.7%         15.5%       15.1%      11.2%       5.6%       12.4%          5.1%
Ratio of earnings to fixed
  charges(11)......................         0.4x          2.0x        2.4x       1.3x         --        1.5x             --

BALANCE SHEET DATA (at end of
  period):
Net working capital................    $    60.4     $    41.2   $    59.9  $    32.1  $    23.2   $    60.7      $    32.6
Adjusted working capital(12).......        159.9         178.0       156.1      163.3      173.6       173.1          122.6
Total assets.......................        482.3         507.9       483.6      516.4      533.6       523.5          398.6
Total debt(13).....................        106.4         119.3        97.4      110.6      134.1        88.4           79.9
Total stockholder's equity.........        226.7         220.1       230.1      217.7      215.2       233.8          145.6

CASH FLOW DATA:
Cash flows from operating
  activities.......................    $     1.7     $    (5.9)  $    37.8  $    57.0  $     1.0   $    (2.7)           N/A
Cash flows from investing
  activities.......................         (7.7)         (4.2)      (26.2)     (35.6)     (42.9)      (28.9)           N/A
Cash flows from financing
  activities.......................          9.1           9.5       (14.3)     (23.5)      42.7        25.1            N/A

------------------------------

(1) Results exclude the results of the European, Russian, Middle Eastern and African business that was sold in November 1994. As a result of this transaction, the Company currently participates to a limited extent in the European, Russian, Middle Eastern and African markets through exclusive distributor and supply agreements with certain subsidiaries of Newell. See "Business--Distribution Channels--European, Russian, Middle Eastern and African Consumer Products Business." Sales and net income of the business excluded were $46.4 million and $3.1 million in 1994 and $51.1 million and $5.4 million in 1993.

(2) On January 3, 1993, Corning approved a restructuring plan to exit businesses and operations in Brazil which were controlled by the Company. In addition to consumer products, this operation produced and sold products in non-consumer categories with aggregate sales of $10.8 million and operating income of $3.2 million. The operating results of this business are consolidated in 1993.

(3) Cash flows from operating, investing and financing activities not available.

(4) Gross sales (before deductions for trade allowances, customer-paid freight and discounts) were $124.7 million, $139.3 million, $616.7 million, $690.0 million and $668.5 million for the three months ended March 31, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, respectively.

(5) Other corporate administrative expenses represent an allocation of corporate charges from Corning to the Company in respect of certain administrative services provided to the Company by Corning. Corning calculated these charges as a percentage of the Company's budgeted sales.

(6) The Company incurred net provisions for restructuring costs of $2.1 million ($4.2 million of gross charges offset by a $2.1 million reversal of existing reserves), $10.5 million and $25.1 million in 1996, 1994 and 1993, respectively. The 1996 restructuring charges resulted from the implementation of the Business Redesign Program. The major components of the 1996 charges were (i) costs related to a reduction in the number of SG&A and manufacturing employees and (ii) expenses incurred to close under-performing outlet stores. In 1994, the Company recorded a charge for a Company-wide program to reduce overhead and manufacturing costs. The charge was comprised of severance and voluntary retirement to reduce the number of employees. The 1993 restructuring charges were associated with a Company-wide restructuring program to reduce costs and are comprised of certain asset reductions and reserve provisions recorded in connection with such program.

(7) Reflects expenses incurred in connection with the Transactions.

(8) Other charges include miscellaneous expenses and miscellaneous income. Included in the 1997 amount are $4.5 million of expenses related to incremental incentive payments made to employees during the sale of the Company.

(9) EBITDA represents operating income (loss) plus depreciation and amortization. EBITDA is presented because management understands that such information is considered by certain investors to be an additional basis for evaluating the Company's ability to pay interest and repay debt. EBITDA should not be considered an alternative to measures of operating performance as determined in accordance with generally accepted accounting principles, including net income, as a measure of the Company's operating results and cash flows or as a measure of the Company's liquidity. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

(10) Adjusted EBITDA represents EBITDA less adjustments to eliminate (i) other corporate administrative expenses for certain services performed by Corning for the Company; (ii) expenses related to incremental incentive payments made to employees during the sale of the Company; (iii) expenses incurred in connection with the Transactions; and (iv) provisions for restructuring costs, net of (v) adjustments for expenses expected to be incurred by the Company to replace the services previously performed by Corning described in clause (i) above.

                                                        THREE MONTHS
                                                           ENDED                               YEAR ENDED
                                                         MARCH 31,                            DECEMBER 31,
                                                    --------------------  -----------------------------------------------------
                                                      1998       1997       1997       1996       1995       1994       1993
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
    EBITDA........................................  $     8.7  $    17.0  $    70.3  $    54.4  $    20.8  $    49.9  $   (18.7)
    Other corporate administrative expenses (See
      Note 5).....................................         --        4.6       18.4       20.9       20.0       21.5       29.2
    Incentive payment expenses (See Note 8).......         --         --        4.5         --         --         --         --
    Provision for restructuring costs (See Note
      6)..........................................         --         --         --        2.1         --       10.5       25.1
    Addition to SG&A..............................         --       (1.7)      (6.7)      (6.7)      (6.7)      (6.7)      (6.7)
    Transactions related expenses (See Note 7)....        1.4         --         --         --         --         --         --
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Adjusted EBITDA...............................  $    10.1  $    19.9  $    86.5  $    70.7  $    34.1  $    75.2  $    28.9
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------

   For a more complete description of the services performed by Corning after the Recapitalization and the ability of the Company to achieve such cost savings, see "Risk Factors--No Prior Operations as an Independent Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Separation from Corning; Transaction Related Charges."

(11) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before taxes on income, minority interest on earnings of a subsidiary, plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (whether capitalized or expensed), including deferred financing costs and one-third of rental expenses (the portion deemed representative of the interest factor). For the years ended 1995 and 1993, the deficiency of earnings to fixed charges was $21.7 million and $59.6 million, respectively. For the three months ended March 31, 1998, the deficiency of earnings to fixed charges was $2.1 million.

(12) Adjusted working capital is calculated as (i) current assets excluding cash and amounts due from Corning, less (ii) current liabilities excluding debt, amounts due to Corning and payables to be reimbursed by Corning.

(13) As of March 31, 1998 on a historical basis, total debt included $10.2 million of industrial revenue bonds and $96.2 million due to Corning under a $200.0 million intercompany revolving credit facility previously provided by Corning.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's financial condition and results of operations covers periods prior to the consummation of the Transactions. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Transactions will have on the Company, including significantly increased leverage and liquidity requirements. See "Risk Factors," "Selected Consolidated Historical Financial and Other Data," "Unaudited Pro Forma Financial Information" and "--Liquidity and Capital Resources" as well as the consolidated financial statements of the Company and the notes thereto contained elsewhere in this Prospectus.

OVERVIEW

    BUSINESS REDESIGN PROGRAM. In response to a period of low profitability in the early 1990s, the Company, led by a new management team, began implementing its Business Redesign Program in the second quarter of 1996 to, first, streamline the Company's business to focus on profitable products and customers while reducing the Company's cost structure and, second, adopt initiatives to increase sales while maintaining and improving upon the cost efficiencies achieved in the first phase of the Business Redesign Program. The first phase of the Business Redesign Program, which is largely complete, focused on eliminating low volume, low profit products and customers, reducing manufacturing costs and reducing SG&A. From 1995 to 1997, the first phase of the Business Redesign Program has achieved improvements in gross margins from 29% to 34% and operating margin from (2)% to 6%. The first phase of the Business Redesign Program has included the following initiatives:

    - FOCUS ON PROFITABLE PRODUCTS AND CUSTOMERS. The Company has refocused its sales efforts on higher margin products and profitable customer accounts while continuing to actively manage its product assortment and customer base. To eliminate low volume, low profit products, the Company has instituted a process of continually evaluating the profitability of its SKUs. This process includes examining volume, gross and operating profit and inventory carrying costs. As a result of this process, the number of SKUs distributed by the Company has been reduced by 55%, from 3,088 at the end of 1995 to 1,403 at December 31, 1997. In addition, based on analyses of customer account profitability, the number of customers directly served by the Company has been reduced by 43%, from approximately 1,048 at the end of 1995, to approximately 599 at December 31, 1997. The discontinued accounts were generally low volume customers, many of which were transferred to distributors.

    - REDUCE MANUFACTURING COSTS. From 1995 to the first quarter of fiscal 1998, the Company implemented systematic productivity improvements which concentrated on reducing labor, materials and overhead costs primarily through (i) process simplification, (ii) better process control and discipline, (iii) workforce productivity improvements and (iv) improved raw material sourcing. As a result of implementing the foregoing, the Company has been able to reduce the number of manufacturing employees by 26%, from 2,629 at the end of 1995 to 1,955 at December 31, 1997.

    - REDUCE SG&A COSTS. The Company has reduced its SG&A expenses by $30.9 million from 1995 to 1997. These reductions were realized primarily through the redesign of sales and administrative functions and the refocus of the Company's advertising program on print rather than media advertising as part of the Business Redesign Program. As a result of these initiatives, the number of SG&A employees was reduced from 1,284 in 1995 to 1,141 in 1997 and SG&A expenses (excluding those estimated by management to be attributable to Company-operated outlet stores) declined from 21.9% of 1995 gross sales to 16.5% of 1997 gross sales.

    - IMPROVE CUSTOMER SERVICE. To improve customer service, the Company has reorganized its sales force to better align account representatives with specific customers' needs and has implemented an integrated supply chain management process which utilizes enhanced information systems to predict customers' future inventory requirements and permit the Company to maintain a more efficient allocation between finished goods and work-in-process inventory. The Company's supply chain management process also enables the Company to improve the accuracy and timeliness of filling customer orders and is intended to allow the Company and its customers to reduce finished goods inventory. Since the end of 1995, the Company's average on-time delivery rate has improved from approximately 75% to approximately 95% as of December 31, 1997.

    The Company made capital expenditures of $6.1 million and $2.3 million in 1996 and 1997 on programs related to the Business Redesign Program. In addition, in 1996 the Company recorded a $4.2 million provision for restructuring costs related to the Business Redesign Program (offset in part by a $2.1 million reversal of an existing provision). The Company intends to actively pursue opportunities to achieve further cost reductions in its manufacturing operations through additional productivity improvements and streamlining of manufacturing processes, which may result in charges in future periods.

    RESULTS - SECOND HALF OF 1997. For the second half of 1997, the Company recorded net sales, operating income and EBITDA of $319.0 million, $24.4 million and $41.6 million, respectively, compared to $366.7 million, $31.0 million and $49.7 million for the second half of 1996. The decline in net sales in the second half of 1997 was partly attributable to planned reductions associated with the Company's strategic decision to focus on profitable customers and products as part of the Business Redesign Program. However, in addition, the Company's financial performance was adversely affected by (i) loss of shelf space and lower retailer participation in promotional programs, (ii) unexpected inventory reductions by certain key customers, (iii) significantly lower sales in parts of Asia resulting from the recent economic disruptions in that region and (iv) the liquidation or bankruptcy of certain of the Company's key customers. The Company believes that the loss of shelf space in 1997 was primarily due to a lack of new products (other than product line extensions and renewals) being introduced to retailer customers in the fall of 1996, which is the period when key customers were finalizing plan-o-grams for the 1997 selling season. In addition, retailer strategy changes and disruptions caused by a reorganization of the sales force contributed to the decline in shelf space. In response to these developments, the Company accelerated the development of new products, improved its supply chain management and focused on strategic accounts to improve results in 1998.

    SEPARATION FROM CORNING; TRANSACTION RELATED CHARGES. Prior to the Recapitalization, the Company operated as a wholly owned subsidiary of Corning. During this period, Corning provided the Company with certain administrative services which were not readily allocated to individual transactions or events, such as legal, treasury and tax functions. For these services the Company paid Corning the charges recorded as "Other corporate administrative expenses," which charges were based on a percentage of the Company's budgeted sales. "Other corporate administrative expenses" were $18.4 million, $20.9 million and $20.0 million in 1997, 1996 and 1995, respectively. Under the transition services agreement with Corning entered into on the date of the Recapitalization, Corning will continue for a two-year period to provide a portion of these services at negotiated rates. In addition, the Company is developing its administrative infrastructure and certain of these functions will be assumed by the Company or performed by third parties. The Company anticipates that the performance of these administrative services (which are accounted as SG&A following the Recapitalization) as well as additional expenses associated with external auditing and periodic filings with the Commission will cost the Company (including amounts to be paid to Corning) approximately $6.7 million per year after the Recapitalization.

    In addition, prior to the Recapitalization, Corning performed, and under the transition services agreement continues to perform, certain process-oriented administrative support services, such as benefits administration, accounts payable and accounts receivable functions. Corning has agreed pursuant to the transition services agreement to continue to provide such services for up to two years at rates calculated on the same basis as before the Recapitalization. The Company expensed $19.2 million for these services in 1997. These services will continue to be reflected as expenses on the same terms as prior to the Recapitalization.

    The Company believes that prior to the termination of the transition services agreement it will replace the services provided by Corning with arrangements with third parties or services provided internally at costs consistent with the fees charged by Corning. However, there can be no assurance that after the termination of the transition services agreement the Company will be able to replace Corning's services under the transition services agreement for the fees charged by Corning, or that the functions assumed by the Company after the Recapitalization or to be outsourced to third parties will not cost significantly in excess of the Company's estimates or that the provision of such services during the transition period after the Recapitalization will be performed without interruption or delay due to unanticipated occurrences. In addition, under the administrative services agreement the Company and Corning will continue to provide to one another certain services internationally at negotiated rates for up to two years.

    Pursuant to the Recapitalization Agreement, the Company agreed to change its corporate name to remove the word "Corning" within three years of the Closing Date (although the Company has retained the right to use the word "CorningWare" in its corporate name) and to move its headquarters from the Corning campus within 18 months of the Closing Date. Subsequent to the Recapitalization, the Company estimates that it will incur $7.5 million in transition related expenditures as well as capital expenditures, as a result of its separation from Corning over the next three fiscal years, but primarily over the next four fiscal quarters. These costs will include information technology consulting and implementation in connection with the establishment of independent financial systems, new signage, relocation of its headquarters and other separation related expenditures.

    In connection with the Recapitalization prior to, on or subsequent to the Closing Date the Company will record a charge of $18.5 million for certain cash and non-cash benefits ($17.4 million of which will be paid or reimbursed by Corning). See Note (a) to the Pro Forma Consolidated Condensed Statement of Operations. These cash and non-cash compensation expenses are associated with arrangements entered into by Corning.

    The Company also estimates it will incur transaction-related fees and expenses of approximately $25.0 million, approximately $10.0 million of which will be charged to income in the second quarter of 1998. The remainder will be capitalized and amortized over the terms of the related debt instruments.

    TAXES; BASIS OF PRESENTATION. The Company has been included in the consolidated federal income tax returns filed by Corning. The Company and its subsidiaries have had a tax sharing arrangement with Corning pursuant to which the Company was required to compute its provision for income taxes on a separate return basis and pay to, or receive from, Corning the separate U.S. federal income tax return liability or benefit so computed, if any. In connection with the Recapitalization, CCPC Acquisition and Corning will make a joint election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, which will result in the Company recording an increase in the tax basis of its fixed assets and intangibles. As a result, for tax purposes, the Company will be able to depreciate assets with a higher tax basis after the Recapitalization, resulting in a significant deferred tax asset. See "Unaudited Pro Forma Financial Information."

    The Recapitalization of the Company will have no impact on the historical basis of assets and liabilities as reflected in the consolidated financial statements of the Company, with the exception of deferred taxes on income which will change to reflect the tax basis step-up which occurred upon the consummation of the Recapitalization.

    OTHER MATTERS. As outlined in the table below, a significant portion of the Company's net sales is derived from international markets. The Company's international sales have historically had higher margins than domestic sales and historically a significant portion of the Company's operating income has been derived from international sales. Despite recent economic disruptions in Asia, the Company believes international markets, including Asia over the long term, represent potential growth areas for the Company. For the first quarter of 1998, the Company recorded net sales and operating income (loss) (before allocation of manufacturing variances and corporate overhead) of $3.8 million and $(0.1) million in Asian markets (excluding Japan), respectively, compared to $16.7 million and $6.9 million in the first quarter of 1997. For 1997, net sales and operating income (before allocation of manufacturing variances and corporate overhead) from Asian markets (excluding Japan) were $57.7 million and $18.5 million, respectively. Results in Japan in the first quarter of 1998 were substantially equivalent with those in the prior year. Although the Company believes that such markets offer long term growth potential, the current disruptions in Asia are expected to continue to materially adversely affect the Company's results of operations in the short term. See "Risk Factors-- Risks Associated With International Markets."

                                                        INTERNATIONAL NET SALES
                                         -----------------------------------------------------
                                         FOR THE THREE MONTHS
                                                                     FOR THE YEARS ENDED
                                           ENDED MARCH 31,              DECEMBER 31,
                                         --------------------  -------------------------------
                                           1998       1997       1997       1996       1995
                                         ---------  ---------  ---------  ---------  ---------
                                                         (DOLLARS IN MILLIONS)
                                         -----------------------------------------------------
Asia:
  Korea................................  $     1.0  $     9.2  $    30.3  $    25.3  $    17.3
  All Other............................        2.8        7.5       27.4       28.7       26.1
Japan..................................        2.4        2.1        8.9        8.6        8.8
Canada.................................        7.1        7.6       33.4       33.1       33.1
Latin America:
  Brazil...............................        0.1        0.2        1.8        1.5        1.5
  Mexico...............................        2.1        0.8        4.8        3.4        1.0
  All Other............................        4.0        3.6       11.1        9.8       10.6
South Pacific..........................        2.4        2.9       13.0       14.6       13.5
Europe(1)..............................        1.0        2.9       10.2        7.0       11.0
                                         ---------  ---------  ---------  ---------  ---------
Total International....................  $    22.9  $    36.8  $   140.9  $   132.0  $   122.9
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------

--------------------------

(1) Comprised of revenues from Europe, Russia, Middle East and Africa from the distribution agreement with Newell. See "Business--Distribution Channels--European, Russian, Middle Eastern and African Consumer Products Business."

    SECOND QUARTER FORECAST. In the second quarter of 1998 the Company expects that continuing softness in the Asian market will offset performance improvements in the Domestic retail market and Company-operated outlet stores and result in a decline in net sales, operating income and EBITDA for the second quarter of fiscal 1998 compared to the same period of the prior year. The second quarter is not complete and, as such, historical results may vary from such forecast and Investors are cautioned not to place undue reliance on such forecast. The Company believes that its results of operations for future periods will improve, although it is currently analyzing an accelerated inventory reduction program that would entail temporarily reducing the Company's rate of production. This program would have the temporary effect of increasing costs of production per unit while improving cash flows and lowering inventory carrying costs. In the longer term the Company believes it will benefit from (i) the increase in allotted shelf space at key retailers, which the Company believes is evidenced by an increase in shipments to mass merchants in the second quarter of 1998, (ii) an increase in the number of Company-operated outlet stores planned for 1998, (iii) future manufacturing costs reductions through further streamlining of the Company's plants and facilities and (iv) continued development of a series of new products that the Company plans to introduce over the next two years. The Company believes that the effect of such factors will be partially offset by continuing weakness in Asia and increased promotional expenses to support the introduction of new products. There can be no assurance that these or other efforts will result in improved financial performance. See "Risk Factors--Forward-Looking Statements."

RESULTS OF OPERATIONS

    The following table summarizes the Company's historical results of operations as a percentage of net sales for the three months ended March 31, 1998 and 1997.

                                                                                                PERCENTAGE OF NET
                                                                                                    SALES FOR
                                                                                                 THE THREE MONTHS
                                                                                                      ENDED
                                                                                                    MARCH 31,
                                                                                               --------------------
                                                                                                 1998       1997
                                                                                               ---------  ---------
Net sales....................................................................................      100.0%     100.0%
Cost of sales................................................................................       66.7       65.2

Gross profit.................................................................................       33.3       34.8
Selling, general, administrative and research and development expenses.......................       31.9       25.6
Other corporate administrative expenses......................................................         --        3.6
Transactions related expenses................................................................        1.3         --
Goodwill amortization........................................................................        0.3        0.3
Other, net...................................................................................        0.3        0.3
Royalty income...............................................................................       (0.2)      (0.2)
                                                                                               ---------  ---------

Operating income (loss)......................................................................       (0.3)       5.2
Interest expense, net........................................................................        1.3        1.6
                                                                                               ---------  ---------
Income (loss) before taxes on income.........................................................       (1.6)       3.6
Income tax expense...........................................................................        1.5        2.2
                                                                                               ---------  ---------
Income (loss) before minority interest.......................................................       (3.1)       1.4
Net income (loss)............................................................................       (3.1)%       1.4%
                                                                                               ---------  ---------
                                                                                               ---------  ---------

THREE MONTHS ENDED MARCH 31, 1998 ("FIRST QUARTER 1998") COMPARED WITH THREE
  MONTHS ENDED MARCH 31, 1997 ("FIRST QUARTER 1997")

    NET SALES. Net sales decreased by $11.8 million, or 9.2%, to $116.5 million in first quarter 1998 from $128.3 million in first quarter 1997. The decline in sales was principally due to a significant decline in Asian sales as a result of continued weakness in the Korean and Indonesian markets. For the first quarter 1998, the Company recorded net sales of $3.8 million in Asian markets (excluding Japan) compared to $16.7 million in the first quarter 1997. Results in Japan were substantially equivalent to the prior year. Although the Company believes that Asian markets offer long-term growth potential, the current disruptions in Asia are expected to continue to materially adversely affect sales in the short term. The decline in net trade sales for the first quarter of 1998 was partially offset by (i) improved sales by the Company operated outlet stores and (ii) increased shipments in March 1998 to mass merchants reflecting improved allocations of shelf space for the 1998 selling season. The Company believes that the increased shipments in March 1998 to mass merchants reflects the implementation by certain key accounts of plan-o-grams finalized in the fall of 1997, on which planned shelf space allocation for the four quarters beginning April 1998 is based. The Company introduced Corning Ware-Registered Trademark-Pop-Ins-TM- and three full lines of Revere Ware aluminum non-stick lines to the retail trade during the fall of 1997 to coincide with the development of such plan-o-grams. While the Company believes that it has regained a significant portion of the shelf space lost in 1997, due to the inherent uncertainty regarding sales of consumer products there can be no assurance that the improvement in shelf space indicated by the plan-o-grams will result in additional sales.

    COST OF SALES. Cost of sales decreased by $5.9 million, or 7.0%, to $77.7 million in 1998 from $83.6 million in 1997. The decrease in cost of sales was due to the decrease in first quarter 1998 sales volume. Cost of sales as a percentage of net sales increased to 66.7% in 1998 from 65.2% in 1997 as a result of the significant decline in higher margin Asian sales as discussed above, offsetting the effects of cost saving initiatives.

    GROSS PROFIT. Primarily as a result of the factors discussed above, gross profit decreased to $38.8 million in first quarter 1998 from $44.7 million in first quarter 1997, while gross profit as a percentage of net sales decreased to 33.3% in first quarter 1998 from 34.8% in first quarter 1997.

    SELLING, GENERAL, ADMINISTRATIVE AND RESEARCH AND DEVELOPMENT
EXPENSES. Selling, general, administrative and research and development expenses increased by $4.3 million, or 13.1%, in first quarter 1998 compared to first quarter 1997. Beginning in first quarter 1998 the Company was no longer allocated corporate administrative charges for certain administrative services performed by Corning. Charges relating to these services previously allocated by Corning were charged on a direct basis based on a new Transition Service Agreement negotiated between Corning and the Company. These direct charges were reflected in selling, general, administrative and research and development expense in first quarter 1998. Selling, general, administrative and research and development expense as a percentage of net sales in 1998 increased to 31.9% in first quarter 1998 from 29.2% in first quarter 1997 (including other corporate administrative expenses for purposes of such comparison). This increase is due principally to increased expenses related to outlet stores to support increased sales and increased costs related to the 1998 new product introductions.

    OTHER CORPORATE ADMINISTRATIVE EXPENSE. Other corporate administrative expense represents an allocation of corporate charges from Corning to the Company based on an agreement between the companies. Corning calculated these charges as a percentage of budgeted sales. Other corporate administrative expenses were zero in first quarter 1998 compared to $4.6 million in first quarter 1997. Beginning on January 1, 1998, the Company was no longer allocated corporate administrative charges from Corning. Charges relating to these services previously performed by Corning were classified as selling, general, administrative and research and development expense in first quarter 1998 and were calculated on the basis of agreed upon prices in a transition services agreement.

    OTHER NET AND ROYALTY INCOME. Other, net and royalty income represents other miscellaneous operating expenses and royalty income, and did not fluctuate materially when comparing first quarter 1998 to first quarter 1997.

    OPERATING INCOME. Primarily as a result of the factors discussed above, operating income decreased by $7.0 million to a loss of $0.3 million in first quarter 1998 from income of $6.7 million in first quarter 1997. As a percentage of net sales operating income decreased to (0.3)% in 1998 from 5.2% in 1997.

    NET INTEREST EXPENSE. Net interest expense decreased by $0.5 million, or 23.8%, to $1.6 million in first quarter 1998 from $2.1 million in first quarter 1997. The decrease was principally due to a reduction in the Company's average outstanding indebtedness in the first quarter 1998 compared to the first quarter 1997.

    INCOME TAX EXPENSE. The incurred income tax expense of $1.7 million on a pre-tax loss of $(1.9) million in first quarter 1998, and the effective tax rate of 60.2% in first quarter 1997 which was substantially higher than the combined state and federal rate, were a result of charges related to a tax sharing agreement with Corning.

    Primarily as a result of the above factors, net income for first quarter 1998 decreased $5.4 million to a loss of $(3.6) million in first quarter 1998 from income of $1.8 million in first quarter 1997.

    The following table summarizes the Company's historical results of operations as a percentage of net sales for 1997, 1996 and 1995.

                                                                                        PERCENTAGE OF NET SALES FOR
                                                                                       THE YEARS ENDED DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1997       1996       1995
                                                                                      ---------  ---------  ---------
Net sales...........................................................................      100.0%     100.0%     100.0%
Cost of sales.......................................................................       65.8       68.9       70.8
                                                                                      ---------  ---------  ---------
Gross profit........................................................................       34.2       31.1       29.2
Selling, general, administrative and research and
  development expenses..............................................................       24.0       24.4       27.6
Other corporate administrative expense..............................................        3.2        3.3        3.3
Provision for restructuring costs...................................................     --            0.3     --
Goodwill amortization...............................................................        0.3        0.3        0.3
Other, net..........................................................................        1.0        0.1        0.1
Royalty income......................................................................       (0.3)      (0.2)      (0.3)
                                                                                      ---------  ---------  ---------
Operating income (loss).............................................................        6.0        2.9       (1.8)
Interest expense, net...............................................................        1.5        1.6        1.5
                                                                                      ---------  ---------  ---------
Income (loss) before taxes on income................................................        4.5        1.3       (3.3)
Income tax expense (benefit)........................................................        2.2        1.0       (0.3)
                                                                                      ---------  ---------  ---------
Income (loss) before minority interest..............................................        2.3        0.3       (3.0)
                                                                                      ---------  ---------  ---------
Net income (loss)...................................................................        2.3%       0.3%      (3.0)%
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

    NET SALES. Net sales decreased by $59.5 million, or 9.4%, to $572.9 million in 1997 from $632.4 million in 1996. This decline was primarily due to decreased volume through the mass merchant, department store and catalog showroom channels caused by the elimination of SKUs and customer accounts in accordance with the Business Redesign Program, as well as unplanned inventory reductions and shelf space losses due to competitive factors, strategy changes at certain key customers (such as lower retailer participation in promotional programs) and the liquidation or bankruptcy of certain customers. Decreased sales through the mass merchant, department store and catalog showroom channels were partially offset by increased sales through the international and Company operated outlet store channels. The Company's average prices for products in 1997 remained comparable with average prices in 1996, although the Company reduced prices on Pyrex Portables-Registered Trademark- to compete with an entry in this category by a competitor.

    COST OF SALES. Cost of sales decreased by $58.9 million, or 13.5%, to $377.0 million in 1997 from $435.9 million in 1996. The decrease in cost of sales was due to the decrease in sales volume as well as cost savings resulting from the Business Redesign Program. Cost of sales as a percentage of net sales declined to 65.8% in 1997 from 68.9% in 1996 as a result of the continued impact of the Company's Business Redesign Program and associated manufacturing cost reductions resulting from systematic productivity improvements concentrated on reducing labor, materials and overhead costs through (i) process simplification,
(ii) better process control and discipline, (iii) workforce productivity improvements and (iv) improved raw material sourcing. For example, due in part to modifications to the Pyrex Portables-Registered Trademark- line to reduce manufacturing costs, the Company was generally able to maintain margins on Pyrex Portables-Registered Trademark- despite the price decrease discussed above.

    GROSS PROFIT. Primarily as a result of the factors discussed above, gross profit decreased slightly to $195.9 million in 1997 from $196.5 million in 1996, while the gross profit as a percentage of net sales increased to 34.2% in 1997 from 31.1% in 1996.

    SELLING, GENERAL, ADMINISTRATIVE AND RESEARCH AND DEVELOPMENT
EXPENSES. Selling, general, administrative and research and development expenses decreased by $16.9 million, or 11.0%, to $137.3 million in 1997 from $154.2 million in 1996, and as a percentage of net sales declined to 24.0% in 1997 from 24.4% in 1996. The reduction in these expenses was primarily achieved through the redesign of sales and administrative functions and the elimination or outsourcing of non-critical administrative functions in accordance with the Business Redesign Program's objectives of cost reduction and improved customer service. The decline was also attributable to decreased outlet store expenses due to a reduced number of outlet stores. These decreases were partially offset by increased expenses associated with incremental investment in international operations to support international sales growth.

    OTHER CORPORATE ADMINISTRATIVE EXPENSE. Other corporate administrative expense represents an allocation of corporate charges from Corning to the Company. Corning calculated these charges as a percentage of the Company's budgeted sales. Corporate administrative expense decreased by $2.5 million, or 12.0%, to $18.4 million in 1997 from $20.9 million in 1996. The decrease was primarily due to lower budgeted sales which resulted in lower charges from Corning.

    OTHER, NET. Other, net represents miscellaneous expenses, including $4.5 million related to incremental incentive payments made to employees during the sale of the Company.

    OPERATING INCOME. Primarily as a result of the factors discussed above, operating income increased by $16.0 million to $34.6 million in 1997 from $18.6 million in 1996 while operating income as a percentage of net sales increased to 6.0% in 1997 from 2.9% in 1996.

    NET INTEREST EXPENSE. Net interest expense decreased by $2.2 million, or 20.6%, to $8.5 million in 1997 from $10.7 million in 1996. The decrease was principally due to a reduction in the Company's average outstanding indebtedness in 1997 as compared to 1996, which was attributable to improved operating performance and asset management that generated positive cash flow in 1997.

    INCOME TAX EXPENSE. The Company's effective income tax rate was 49.0% for 1997 and was significantly lower than the effective tax rate of 78.5% in 1996. The Company's tax provision has been calculated on a separate company basis and does not reflect the potential benefits that the Company could realize if the provision was determined on a consolidated basis with Corning. The 1996 effective rate was significantly higher than the combined state and federal rate primarily as a result of significant foreign dividends in relation to profit before tax combined with the inability of the Company to use foreign tax credits.

    Primarily as a result of the above factors, net income for 1997 increased $11.4 million to $13.0 million in 1997 from $1.6 million in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales increased by $23.7 million, or 3.9%, to $632.4 million in 1996 from $608.7 million in 1995. The increase was principally attributable to the introduction of Pyrex Portables-Registered Trademark-, which experienced its first full year of sales in 1996 (compared to one month of sales in 1995), and growth in the Corelle-Registered Trademark- line of dinnerware as the Company expanded the range of Corelle-Registered Trademark- patterns with the addition of more advanced decorating equipment. Sales growth in the bakeware and dinnerware categories was partially offset by declines in sales of Visions-Registered Trademark- rangetop cookware (due to the Company's decision to significantly reduce the number of SKUs offered in this line) and the Company's decision to discontinue selling to certain department store accounts that were determined not to be profitable. The Company's average prices for products in 1996 remained comparable with average prices in 1995.

    COST OF SALES. Cost of sales increased $4.7 million, or 1.1%, to $435.9 million in 1996 from $431.2 million in 1995. The increase in cost of sales was due to increased volumes partially offset by cost savings resulting from the Business Redesign Program as well as the absence of increased expenses relating to a new supplier of sand incurred in 1995. Costs of sales as a percentage of net sales decreased to 68.9% in 1996 from 70.8% in 1995, in part due to the absorption of fixed costs over a higher volume of sales as well as cost reductions and productivity improvements associated with the Business Redesign Program as well as the absence of increased expenses relating to a new supplier of sand incurred in 1995. The effect of these cost reductions and productivity improvements was partially offset by higher expenses associated with higher than average repairs of the Company's glass melting tanks due to a confluence of tank repair cycles and expenses associated with major capital projects, including the installation of rotary screening equipment to decorate Corelle-Registered Trademark-dinnerware and the reconfiguration of certain manufacturing processes to reduce costs.

    GROSS PROFIT. Primarily as a result of the factors discussed above, gross profit increased $19.0 million, or 10.7%, to $196.5 million in 1996 from $177.5 million in 1995, while the gross profit percentage increased to 31.1% in 1996 from 29.2% in 1995.

    SELLING, GENERAL, ADMINISTRATIVE AND RESEARCH AND DEVELOPMENT
EXPENSE. Selling, general, administrative and research and development expenses decreased by $14.0 million, or 8.3%, to $154.2 million in 1996 from $168.2 million in 1995, and as a percentage of net sales declined to 24.4% in 1996 from 27.6% in 1995. The decline in these expenses was primarily attributable to decreased administrative expense resulting from personnel reduction as part of the Business Redesign Program. These reductions were partially offset by higher outlet store operating expenses, which grew in 1996 due to an increase in the number of outlet stores operated, and higher expenses relating to international operations, which increased as a result of sales and marketing investments made in Southeast Asia, Japan, China and Latin America.

    OTHER CORPORATE ADMINISTRATIVE EXPENSE. As a result of the Company's increased budgeted sales for 1996, other corporate administrative expense increased by $0.9 million, or 4.5%, to $20.9 million in 1996 from $20.0 million in 1995.

    RESTRUCTURING EXPENSES. The Company incurred net restructuring expenses of $2.1 million in 1996 ($4.2 million of gross charges offset by a $2.1 million reversal of existing reserves). The restructuring charges resulted from the implementation of the Business Redesign Program. The major components of the charges were (i) costs related to a reduction in the number of SG&A and manufacturing employees and (ii) expenses incurred to close underperforming stores. See note 14 to the consolidated financial statements of the Company included elsewhere herein.

    OPERATING INCOME. Primarily as a result of the factors discussed above, operating income increased by $29.8 million to $18.6 million in 1996 from an operating loss of $11.2 million in 1995, while operating income as a percentage of net sales was 2.9% in 1996 compared to (1.8)% in 1995. Excluding the net restructuring expenses in 1996, operating income increased by $31.9 million to $20.7 million in 1996 from an operating loss of $11.2 million in 1995.

    NET INTEREST EXPENSE. Net interest expense increased by $1.9 million, or 21.6%, to $10.7 million in 1996 from $8.8 million in 1995. The increase was principally due to an increase in the Company's average outstanding indebtedness as operating performance and working capital requirements resulted in net cash outflows in 1995.

    INCOME TAX EXPENSE. The Company's effective income tax rate was 78.5% for 1996 and was significantly higher than the combined state and federal rate primarily as a result of significant foreign dividends in relation to profit before tax. The Company recorded an income tax benefit for 1995 as a result of operating losses.

    NET INCOME. Primarily as a result of the above factors, net income for 1996 increased $20.1 million to $1.6 million from a net loss of $18.5 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    On March 2, 1998, Corning, Borden, the Company and CCPC Acquisition entered into the Recapitalization Agreement, pursuant to which on April 1, 1998 CCPC Acquisition acquired 92.0% of the outstanding shares of Common Stock of the Company from Corning for $110.4 million. The Stock Acquisition was financed by an equity investment in CCPC Acquisition by BW Holdings, an affiliate of KKR and the parent company of Borden and CCPC Acquisition. BW Holdings financed such investment from cash on hand. Pursuant to the Recapitalization Agreement, on the Closing Date prior to the consummation of the Stock Acquisition, the Company paid the Cash Dividend to Corning of $472.6 million. The amount of the Cash Dividend is subject to a post-closing adjustment based on the Company's net worth and outstanding indebtedness on the Closing Date. See "The Recapitalization." As a result of the Recapitalization, Corning continues to hold 8.0% of the outstanding shares on Common Stock.

    The Company currently believes that cash flow from operating activities, together with borrowings available under the Revolving Credit Facility, will be sufficient to fund the Company's currently anticipated working capital, capital expenditures, interest payments and scheduled principal payments. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital and there can be no assurance that any such capital will be available to the Company on acceptable terms or at all. In addition, the Company will require liquidity to fund payments due under noncancellable lease agreements ($17.4 million and $13.1 million due throughout 1998 and 1999, respectively). The Company may also require cash for a possible post-closing adjustment to the Cash Dividend based on the Company's net worth and outstanding indebtedness on the Closing Date and a potential payment of up to $15.0 million to Corning in 2001 in the event the Company achieves a cumulative gross margin in excess of $710.9 million for the three-year period ended December 31, 2000. See "The Recapitalization."

    The Company incurred substantial indebtedness in connection with the Recapitalization. As of March 31, 1998, after giving pro forma effect to the Transactions, the Company would have had $481.8 million of consolidated indebtedness and a common stockholders' deficit of $69.0 million. Following the Transactions, the Company's liquidity requirements will be significantly increased, primarily due to increased interest expense obligations. Had the Transactions been consummated on January 1, 1997, interest expense, (net) incurred in 1997 and the three months ended March 31, 1998 associated with indebtedness under the Notes, the Credit Facilities and the Company's industrial development bonds would have been $42.8 million and $10.7 million, respectively, compared with the $8.5 million and $1.6 million, respectively of interest expense (net) actually incurred. See "Unaudited Pro Forma Financial Information." The Credit Facilities and the Indenture will permit the Company to incur or guarantee certain additional indebtedness, subject to certain limitations. See "Description of Credit Facilities" and "Description of the Exchange Notes."

    On April 9, 1998, the Company entered into the Credit Facilities under which the Company borrowed $200.0 million under the Term Loans and $59.6 million under the Revolving Credit Facility. The Company borrowed an additional $12.0 million under the Revolving Credit Facility through the date of the closing of the Offering. The Revolving Credit Facility provides for $275.0 million of commitments, $71.6 million of which would have been drawn on a pro forma basis if the Transactions occurred on March 31, 1998. The remaining commitments under the Revolving Credit Facility are available to fund the working capital, capital expenditures, general corporate and other cash needs of the Company.

    Borrowings under the Credit Facilities bear interest at a rate per annum equal (at the Company's option) to a margin over either a base rate or LIBOR. The Term Loans mature on the date that is 8 1/2 years after the closing of the Credit Facilities and provides for nominal annual amortization. All outstanding revolving credit borrowings under the Revolving Credit Facility will become due on the date that is seven years after the closing of the Credit Facilities. The Company expects that its working capital needs and other cash requirements will require it to obtain replacement revolving credit facilities at that time. No assurance can be given that any such replacement can be successfully accomplished. See "Description of Credit Facilities."

    The Exchange Notes will mature in 2008. The Company's obligations under the Exchange Notes are subordinate and junior in right of payment to all existing and future Senior Indebtedness of the Company, including all indebtedness under the Credit Facilities. The obligations of the Company under the Notes and the Indenture have not been guaranteed by subsidiaries of the Company. The Credit Facilities and the Indenture contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, pay dividends and other distributions, prepay subordinated indebtedness, enter into sale and leaseback transactions, create liens or other encumbrances, make capital expenditures, make certain investments or acquisitions, engage in certain transactions with affiliates, sell or otherwise dispose of assets and merge or consolidate with other entities and otherwise restrict corporate activities. The Credit Facilities also require the Company to meet certain financial ratios and tests. The Credit Facilities and the Indenture contain customary events of default. See "Description of Credit Facilities" and "Description of the Exchange Notes."

    Capital expenditures were $7.9 million for the first quarter of 1998 compared to $4.1 million for the comparable period of 1997. The increase in capital expenditures reflect lower first quarter 1997 capital spending as the Company was in the early stages of the sale process. In addition, first quarter 1998 capital expenditures include approximately $2.0 million relating to the implementation of information systems. The Company currently anticipates investing approximately $26.0 million in capital equipment projects in 1998.

    Capital expenditures were $28.6 million, $35.8 million and $40.6 million in 1997, 1996 and 1995, respectively. Higher capital expenditures in 1996 and 1995 were the result of glass melting tank repairs and the cost reduction initiatives in manufacturing facilities. The most significant capital expenditures in 1997 were for glass melting tank repairs and the installation of new rotary screening machinery. The Company currently anticipates investing approximately $26.0 million in capital equipment projects in 1998, which includes approximately $14.0 million directed toward maintenance expenditures, which the Company believes is a normal level of maintenance capital expenditures.

    In the first quarter of 1998 the Company's operating activities provided $1.7 million in cash compared to a use of $5.9 million in the first quarter of 1997. Despite the decrease in net income in 1998 operating cash flows increased as a result of (i) lower advertising and promotional spending from lower sales and fewer customers and (ii) lower incentive payments resulting from lower earnings.

    In 1997 the Company's operating activities provided $37.8 million in cash compared to $57.0 million in 1996. Despite an increase in net income, operating cash flows decreased as a result of $30.7 million in net outflows to Corning to settle certain intercompany trade liabilities. Investing activities used $26.2 million in cash in 1997 compared to a use of $35.6 million in 1996. This decrease was primarily the result of higher 1996 capital expenditures resulting from the continuation of cost reduction initiatives in manufacturing facilities and a decrease in capitalizable maintenance.

    Cash provided from operating activities equaled $57.0 million in 1996 compared to $1.0 million in 1995. This increase was attributable to an increase in net income in 1996 compared to a net loss in 1995, improved working capital levels and a lower level of intercompany trade payments. Investing activities used cash of $35.6 million in 1996 compared to $42.9 million in 1995. This difference was the result of higher capital expenditures in 1995 associated with the implementation of cost reduction initiatives in manufacturing facilities.

    The Company's ability to fund its working capital needs, planned capital expenditures, scheduled debt payments, lease payments and other cash payments to continue its Business Redesign Program and to comply with all of the financial covenants under its debt agreements, depends on its future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond the Company's control. See "Risk Factors."

SEASONALITY

    Historically, the Company records its highest sales in its third and fourth quarters as a result of the buying patterns associated with the holiday selling season (as reflected in the table below). The Company's need for working capital accelerates in the second half of the year due to additional merchandising and promotional efforts associated with the holiday selling season and, accordingly, total debt levels tend to peak in the third and fourth quarters, decreasing in the first quarter of the following year. The amount of the Company's sales generated during the second half of the year generally depends on a number of factors, including general economic conditions, existing retailer inventory levels and other factors beyond the Company's control. The Company's results of operations would be adversely and disproportionately affected if the Company's sales were substantially lower than those normally expected during the second half of the year.

                                                        1997 NET SALES            1996 NET SALES
                                                   ------------------------  ------------------------
                                                    AMOUNT      % OF YEAR     AMOUNT      % OF YEAR
                                                   ---------  -------------  ---------  -------------
First quarter....................................  $   128.3           22%   $   133.1           21%
Second quarter...................................      125.6           22        132.5           21
Third quarter....................................      145.3           26        165.2           26
Fourth quarter...................................      173.7           30        201.6           32
                                                   ---------          ---    ---------          ---
                                                   $   572.9          100%   $   632.4          100%
                                                   ---------          ---    ---------          ---
                                                   ---------          ---    ---------          ---

IMPACT OF THE YEAR 2000 ISSUE

    The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year, as well as hardware that is designed with similar constraints. Any of the Company's computer programs and hardware that have date-sensitive functions may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions in operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    Corrective action to address the year 2000 issue began in the second quarter of 1996, with the establishment of a program office to manage year 2000 activities. The Company is utilizing both internal and external resources to identify, correct and test the Company's hardware and software for year 2000 compliance. In April 1997, the Company completed a comprehensive inventory of its computer systems. The inventory resulted in an impact assessment that was completed in October 1997. The findings of the assessment, together with the need to establish system independence from Corning, led the Company to embark on a comprehensive systems replacement project.

    The Company is in the process of implementing a comprehensive enterprise resource management system. This system will replace roughly 90% of the Company's business transaction systems. The remaining 10%, comprised of benefits administration and payroll, will be outsourced to a year 2000 compliant service bureau. Implementation of these new systems is expected to be completed by April 1, 1999. In addition, the Company is resolving year 2000 issues related to plant process control systems, non-data related computer control systems and supplier and customer year 2000 compliance. While management cannot reasonably estimate the cost of implementation of all systems necessary to comply with year 2000 dating, significant investments in information systems will total in excess of $16.5 million by the year 2000. Any remaining costs are not expected to have a material impact on the financial position or results of operations of the Company in any year.

    The Company intends its year 2000 date conversion project to be completed on a timely basis so as to not significantly impact business operations. If the necessary modifications and conversions are not completed as planned, the year 2000 issue may have a material impact on the Company. Also, although the Company's systems do not rely significantly on systems of other companies, the Company cannot provide assurance that failure of third parties to address the year 2000 issue will not have an adverse impact on the Company.

FOREIGN CURRENCY RISK

    Currency exchange rate fluctuations may significantly affect the Company's foreign sales and earnings. Increased strength of the U.S. dollar will increase the effective price of the Company's products sold in U.S. dollars and therefore may materially adversely affect sales. The Company's costs are predominantly denominated in U.S. dollars. Thus, with respect to the sales conducted in foreign currencies, increased strength of the U.S. dollar could decrease the Company's reported revenues and margins in respect of such sales to the extent the Company is unable or determines not to increase local currency prices.

                                    BUSINESS

GENERAL

    The Company is a leading manufacturer and marketer of bakeware, dinnerware and rangetop cookware. The Company believes that its brands, including Corning Ware-Registered Trademark-, Pyrex-Registered Trademark-,
Corelle-Registered Trademark-, Revere Ware-Registered Trademark- and Visions-Registered Trademark-, constitute one of the broadest and best recognized collection of brands in the U.S. housewares industry. The Company has leading positions in the major channels of distribution for such products in the United States and has also achieved a significant presence in certain international markets, primarily Canada, Asia, Australia and Latin America. In 1997, on a pro forma basis after giving effect to the Transactions, the Company recorded net sales, operating income and EBITDA of $572.9 million, $54.0 million and $89.7 million, respectively. For the three months ended March 31, 1998, on a pro forma basis after giving effect to the Transactions, the Company recorded net sales, operating income and EBITDA of $116.5 million, $2.1 million and $11.1 million, respectively. In 1997, approximately 75% of the Company's net sales were generated domestically and approximately 25% internationally.

    The Company's Corning Ware-Registered Trademark- and
Pyrex-Registered Trademark- products represent the two largest glass-ceramic and glass bakeware brands (measured in dollar sales) in the United States, with approximately 67% of all glass-ceramic and glass bakeware sales (and approximately 29% of total bakeware sales) in 1997. The Company believes that its Corelle-Registered Trademark- brand is the nation's largest selling dinnerware brand in the mass merchant channel, with approximately 38% of mass merchant dinnerware sales in 1997, over two times the sales of the next largest mass merchant dinnerware competitor. The Company's core rangetop cookware brand, Revere Ware-Registered Trademark-, is one of the nation's leading stainless steel rangetop cookware brands, accounting for approximately 29% of stainless steel rangetop cookware sales and 7% of total rangetop cookware sales among mass merchant and department store customers in 1997.

U.S. HOUSEWARES INDUSTRY

    According to management estimates, total retail sales in the U.S. housewares industry were approximately $19.2 billion in 1997. The categories of the housewares industry in which the Company's products compete--bakeware, dinnerware and rangetop cookware--generated an estimated $4.3 billion in total retail sales in 1997 compared to $4.1 billion in 1996. Retail sales in the U.S. of bakeware, dinnerware and rangetop cookware have all exhibited a stable growth pattern over the last ten years with growth in these segments linked to the rate of household formations and gross domestic product growth. In the United States, bakeware, dinnerware and rangetop cookware products are sold through three primary channels, mass merchants (large national or regional discounters, such as K-Mart), department stores and specialty retailers (full service retailers providing a broad assortment in their specialty retail category, such as Bed Bath & Beyond and Home Place), as well as through other channels, including outlet stores, retail food stores, catalog showrooms and direct mail.

    BAKEWARE. Total U.S. retail bakeware sales are estimated to have been $800.0 million in 1997. During this period, metal products and glass and glass-ceramic products each represented an estimated 50% of U.S. retail bakeware sales. The Company's bakeware sales are generated primarily from glass-ceramic and glass products sold under the Corning Ware-Registered Trademark- and Pyrex-Registered Trademark- brand names. The mass merchant channel is the largest single channel for bakeware, accounting for an estimated 37% of domestic retail bakeware sales in 1997.

    DINNERWARE. Total U.S. retail dinnerware sales are estimated to have been $1.7 billion in 1997. The Company's Corelle-Registered Trademark- glass dinnerware products are sold as "everyday" products. "Everyday" dinnerware products, which include glass, stoneware and plastic products, represented an estimated 56% of domestic retail dinnerware sales in 1997. The mass merchant channel is the largest channel for everyday dinnerware, accounting for an estimated 33% of U.S. retail dinnerware sales in 1997.

    RANGETOP COOKWARE. Total U.S. retail rangetop cookware sales are estimated to have been $1.8 billion in 1997. Aluminum, which has been growing in popularity due to the ease of cleaning and increased durability of non-stick coatings, is the leading material for rangetop cookware (the other primary material being stainless steel) and accounted for approximately 70% of U.S. retail rangetop cookware sales in mass merchant and department store channels in 1997. The Company's rangetop cookware sales are generated primarily from stainless steel products sold under the Revere Ware-Registered Trademark- brand name and glass-ceramic products sold under the Visions-Registered Trademark-brand name. To meet growing consumer demand, the Company introduced three full lines of Revere Ware-Registered Trademark- non-stick aluminum products in 1998 to complement the Company's sales of individual items of non-stick rangetop cookware. The mass merchant channel is the largest distribution channel in this category, accounting for an estimated 45% of retail domestic rangetop cookware sales in 1997.

COMPETITIVE STRENGTHS

    The Company attributes its leadership in bakeware, dinnerware and stainless steel rangetop cookware to the following competitive strengths:

    LEADING BRAND NAMES. The Corning Ware-Registered Trademark-, Pyrex-Registered Trademark-, Corelle-Registered Trademark-, Revere Ware-Registered Trademark- and Visions-Registered Trademark- brands have consistently been among the leaders in brand awareness and household penetration in the respective product categories in which they compete in the United States. The Company believes that this brand strength and household penetration results from consumer experience with the high quality, durability and functionality of the Company's products.

                             BRAND CHARACTERISTICS

                                                           TOTAL
BRAND                                                  AWARENESS(A)      HOUSEHOLD PENETRATION(B)
---------------------------------------------------  -----------------  ---------------------------
Corning Ware-Registered Trademark-.................             98%                     82%
Pyrex-Registered Trademark-........................             93%                     73%
Corelle-Registered Trademark-......................             91%                     51%
Revere Ware-Registered Trademark-..................             81%                     36%
Visions-Registered Trademark-......................             87%                     33%

------------------------

(a) Based on surveys conducted in 1997 of female heads of households by market research firms using aided and unaided techniques.

(b) The percentage of the respondents aware of the brand who currently own a product of the applicable brand.

    BROAD DISTRIBUTION IN U.S. CHANNELS. The Company sells its products in the United States to most major U.S. mass merchant retailers and a broad array of department stores, specialty retailers and retail food stores, as well as through its outlet stores and other channels. The strength of the Company's brand names and its presence in several houseware categories make the Company a significant supplier to, and enhance the Company's relationship with, its retailer customers. In 1997, approximately 32% of the Company's U.S. gross sales (before deductions for trade allowances, customer-paid freight and discounts) were generated through the mass merchant channel, approximately 34% were generated by Company-operated outlet stores and approximately 34% were generated by other domestic channels, including department stores, specialty retailers and retail food stores. The Company's outlet stores carry an extensive range of the Company's products and provide the Company with an additional distribution channel, which allows the Company to profitably sell slower-moving inventory. The Company believes that its outlet stores, which also sell complementary kitchen accessories, have developed marketing and pricing strategies that generate sales which supplement, rather than compete with, its retailer customers. The broad distribution of the Company's products through the mass merchant, department store and specialty retailer channels, together with the sales made through the Company's outlet stores, reduces the Company's dependence on any one channel of distribution.

    EMPHASIS ON NEW PRODUCT DEVELOPMENT. Products introduced in 1996 and 1997 generated approximately 24% of the Company's 1997 gross sales. New products include: (i) products introduced into new categories or serving new functions to meet consumer needs not met by the Company's existing products; (ii) product line extensions, which generally include manufacturing changes to existing product lines such as glass color or shape changes; and (iii) product renewals, which generally include decorative changes to existing product lines such as pattern changes. The Company's product development process incorporates extensive use of qualitative and quantitative research and enhances the Company's ability to (i) focus resources on projects with high market potential,
(ii) bring new products to market quickly and (iii) extend existing product categories. For example, Pyrex Portables-Registered Trademark-
(Pyrex-Registered Trademark- branded portable food containers) went from concept to national distribution in only 11 months and generated over $33 million in gross sales in 1996, the first full calendar year after its introduction. In addition, the Company launched three full lines of Revere
Ware-Registered Trademark- aluminum non-stick cookware in 1998 within nine months of commencing product development. Another new product for 1998 currently being shipped by the Company to major retailers is Corning
Ware-Registered Trademark- Pop-Ins-TM-, a line of products designed for storing, serving and reheating meals either at home or away from home that leverages the Company's traditional strength in cooking/serving containers.

    HIGH QUALITY MANUFACTURING PROCESSES. The Company's manufacturing processes enable the Company to produce products with performance and cost characteristics that appeal to consumers. The Company believes it is recognized as one of the highest quality manufacturers of bakeware, dinnerware and rangetop cookware products and has instituted a process for pursuing continuous quality improvement throughout its manufacturing organization. All of the Company's four domestic manufacturing facilities are ISO 9002 certified.

    SIGNIFICANT PRESENCE IN INTERNATIONAL MARKETS. The Company's products are sold in over 30 foreign countries, primarily in North America, Asia and Latin America, with established positions in Canada, Korea, Australia, Japan, Singapore, Taiwan, Hong Kong, Mexico and Brazil. The Company operates a decorating facility in Malaysia and packaging and distribution facilities in Canada, Singapore, Australia and Brazil. In Europe, Russia, the Middle East and Africa, the Company's products are sold through a distribution agreement (which accounted for less than 2% of net sales in 1997 and first quarter 1998) with Newell that was entered into when the Company sold its consumer products business in those territories to Newell in November 1994.

    PROVEN MANAGEMENT TEAM. In the spring of 1996, a new management team, headed by chief executive officer Peter F. Campanella, implemented a comprehensive program to refocus and redesign the operations and objectives of the Company. Key members of management with operational responsibility, including Mr. Campanella, have remained with the Company following the Recapitalization. In addition, Borden will provide management, consulting and financial services to the Company pursuant to an agreement entered into between the Company and Borden in connection with the Recapitalization. See "Certain Relationships and Related Party Transactions--Between Borden and the Company." In addition, five individuals who are senior executives of Borden are members of the nine-person Board of Directors of the Company.

BUSINESS STRATEGY

    In the second quarter of 1996, the Company began implementing the Business Redesign Program to, first, streamline the Company's business to focus on profitable products and customers while reducing the Company's cost structure and, second, adopt initiatives to increase sales while maintaining and improving upon the cost efficiencies achieved in the first phase of the Business Redesign Program. The first phase of the Business Redesign Program, which is largely complete, focused on eliminating low volume, low profit products and customers, reducing manufacturing costs and reducing SG&A. From 1995 to 1997, the first phase of the Business Redesign Program resulted in improvements in gross margin from 29% to 34% and operating margin from (2)% to 6%. The first phase of the Business Redesign Program has included the following initiatives:

    FOCUS ON PROFITABLE PRODUCTS AND CUSTOMERS. The Company has refocused its sales efforts on higher margin products and profitable customer accounts while continuing to actively manage its product assortment and customer base. To eliminate low volume, low profit products, the Company has instituted a process of continually evaluating the profitability of its SKUs. This process includes examining volume, gross and operating profit and inventory carrying costs. As a result of this process, the number of SKUs distributed by the Company has been reduced by 55%, from 3,088 at the end of 1995 to 1,403 at December 31, 1997. In addition, based on analyses of customer account profitability, the number of customers directly served by the Company has been reduced by 43%, from approximately 1,048 at the end of 1995, to approximately 599 at December 31, 1997. The discontinued accounts were generally low volume customers, many of which were transferred to distributors.

    REDUCE MANUFACTURING COSTS. From 1995 to 1997, the Company implemented systematic productivity improvements which concentrated on reducing labor, materials and overhead costs primarily through (i) process simplification, (ii) better process control and discipline, (iii) workforce productivity improvements and (iv) improved raw material sourcing. As a result of implementing the foregoing, the Company has been able to reduce the number of manufacturing employees by 26%, from 2,629 at the end of 1995 to 1,955 at December 31, 1997.

    REDUCE SG&A COSTS. The Company has reduced its SG&A expenses by $30.9 million from 1995 to 1997. These reductions were realized primarily through the redesign of sales and administrative functions and the refocus of the Company's advertising program on print rather than media advertising as part of the Business Redesign Program. As a result of these initiatives, the number of SG&A employees was reduced from 1,284 in 1995 to 1,141 in 1997 and SG&A expenses (excluding those estimated by management to be attributable to Company-operated outlet stores) declined from 21.9% of 1995 gross sales to 16.5% of 1997 gross sales.

    IMPROVE CUSTOMER SERVICE. To improve customer service, the Company has reorganized its sales force to better align account representatives with specific customers' needs and has implemented an integrated supply chain management process which utilizes enhanced information systems to predict customers' future inventory requirements and permit the Company to maintain a more efficient allocation between finished goods and work-in-process inventory. The Company's supply chain management process also enables the Company to improve the accuracy and timeliness of filling customer orders and is intended to allow the Company and its customers to reduce finished goods inventory. Since the end of 1995, the Company's average on-time delivery rate has improved from approximately 75% to approximately 95% as of December 31, 1997.

    With many of the objectives of the first phase of the Business Redesign Program achieved, the Company has recently begun the second phase of the Business Redesign Program by pursuing the following strategies:

    FOCUS ON STRATEGIC ACCOUNTS. The Company intends to continue to focus on a core group of strategic accounts identified during the first phase of the Business Redesign Program based on their profitability, significant sales volumes for multiple Company brands, commitment to active merchandising of national brands and potential for growth. For each strategic account, the Company has established a team of management, marketing and sales resources dedicated to developing and executing a strategy to improve customer service and increase sales to that account. Management believes that the Company's focus on strategic accounts will improve sales by increasing shelf space at key retailers while enhancing its brand image and presence.

    INTRODUCE NEW PRODUCTS THAT BUILD ON EXISTING BRANDS. The Company's new product strategy capitalizes on the Company's strong brand names, broad distribution and technical expertise to introduce and market products that offer enhanced value to consumers through new design or new functionality. The Company plans to accelerate the development of products that extend existing categories or enter into new categories in order to gain incremental retail shelf space and preserve sales of existing products. The Company's objective is to generate at least 20% of its gross sales from products introduced in the two prior years (including product line extensions and renewals). Management believes that the new products the Company plans to introduce in the second half of 1998 and in 1999 will increase its shelf space at key retailers.

    EXPAND IN INTERNATIONAL MARKETS. The Company has made, and will continue to make, investments in localized marketing programs and distribution and sales capabilities in international markets. As a result, the Company is an established supplier of bakeware and dinnerware in a number of international markets, including Canada, Korea, Australia, Japan, Singapore, Taiwan, Hong Kong, Mexico and Brazil. The Company believes that demand in these markets has been driven in large part by: (i) the expansion of the middle class in many developing countries; (ii) a strong desire for U.S. branded goods by the emerging middle class; and (iii) the expansion of western style merchandisers in many of these regions. Despite recent economic disruptions in Asia, the Company believes international markets, including Asia over the long term, represent potential growth areas for the Company.

    CONTINUE TO IMPLEMENT COST REDUCTION INITIATIVES. The Company intends to actively pursue opportunities to achieve further cost reductions in its manufacturing operations through additional productivity improvements and streamlining of manufacturing processes. The Company also intends to maintain or lower SG&A as a percentage of net sales while pursuing its strategy of sales growth through a renewed focus on strategic accounts, international expansion and product introductions.

    SELECTIVELY PURSUE ACQUISITIONS. The Company plans to selectively pursue acquisitions which complement its business strategies. The Company believes that, by taking advantage of its strong brand names, global sales capabilities and retail store network, the Company can expand distribution of acquired product lines.

HISTORY

    The Company's business began as an unincorporated division of Corning in 1915 with the invention of the heat-resistant glass that has become known as Pyrex-Registered Trademark- brand glassware. In 1958, Corning introduced Corning Ware-Registered Trademark- bakeware, a versatile glass-ceramic cookware product evolved from materials originally developed for a U.S. ballistic missile program. Corelle-Registered Trademark- dinnerware, a proprietary three-layer, two-glass product with high mechanical strength properties and designed for everyday use, was launched in 1970. Visions-Registered Trademark- cookware, a lower cost, clear glass-ceramic cookware line, was introduced in 1982. In 1988, Corning supplemented its cookware product lines with the acquisition of the Revere business, which manufactures and distributes stainless steel cookware and rangetop products (including, more recently, non-stick aluminum products) under the Revere Ware-Registered Trademark- brand.

    The Company was formed in 1991 when Corning, in an effort to expand the international sales of its consumer products, entered into a joint venture with Vitro S.A., the leading glass manufacturer in Mexico. In connection with that joint venture (which was unwound in 1993 when it did not achieve its strategic and financial objectives), Corning contributed or licensed to the Company substantially all of its assets used in the Corning's consumer products business. In November 1994, Corning and the Company sold their European, Russian, Middle Eastern and African consumer products business to Newell. See "Business--Distribution Channels--European, Russian, Middle Eastern and African Consumer Products Business."

    Pursuant to the Recapitalization Agreement, the Company will change its corporate name to remove the word "Corning" within three years of the Closing Date (although the Company has retained the right to use the word "CorningWare" in its corporate name). The Company is currently in the process of determining its new corporate name.

PRODUCTS

    The Company's products are sold primarily in the bakeware, dinnerware and rangetop cookware categories under five core brand names. The following table sets forth the sales of the Company's products in their primary segments from 1993 through 1997.

                                                   1997       1996       1995       1994       1993
                                                 ---------  ---------  ---------  ---------  ---------
                                                                     (in millions)
Bakeware.......................................  $   206.5  $   235.3  $   212.9  $   202.9  $   175.6
Dinnerware.....................................      186.6      187.2      169.9      167.4      149.0
Rangetop Cookware..............................      109.7      140.6      151.6      175.2      157.4
Other(1).......................................       70.1       69.3       74.3       62.7       71.0
                                                 ---------  ---------  ---------  ---------  ---------
Total(2).......................................  $   572.9  $   632.4  $   608.7  $   608.2  $   553.0
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------

------------------------

(1) "Other" sales include selected table top and kitchen accessories manufactured by third parties which are coordinated with the Corelle-Registered Trademark- line of dinnerware and the Revere Ware-Registered Trademark- line of stainless steel cookware.

(2) Excludes $10.8 million of revenues in 1993 related to nonconsumer business in Brazil.

    BAKEWARE

    CORNING WARE-REGISTERED TRADEMARK-. Corning Ware-Registered Trademark-bakeware was introduced in 1958 as a cookware that "does it all," going from freezer to oven to stovetop to refrigerator to table. This versatility results from the Corning Ware-Registered Trademark- manufacturing process, which creates a glass-ceramic material with high resistance to thermal shock. This glass-ceramic material was originally fabricated for missile nose cones due to its ability to withstand thermal extremes.

    Corning Ware-Registered Trademark- products include round, oval and square cooking/serving vessels with glass and plastic covers and comprise three product lines: Corning Ware-Registered Trademark- French White-TM-, Corning Ware-Registered Trademark- Classics-TM- and Corning Ware-Registered Trademark-Casual Elegance.-TM- Introduced in 1981, Corning Ware-Registered Trademark-French White-TM- is a line of white fluted cooking/serving vessels. This product line currently represents the majority of Corning Ware-Registered Trademark-sales and is available in capacities ranging from 15 ounces to 4.5 quarts. Corning Ware-Registered Trademark- Classics-TM-, available in white or in decorated patterns, is comprised of a broad line of cooking/serving products with capacities ranging from 15 ounces to five quarts. Corning
Ware-Registered Trademark- Classics-TM- products coordinate with Corelle-Registered Trademark- dinnerware. Corning Ware-Registered Trademark-Casual Elegance-TM-, introduced in 1995, is an upscale embossed product line with capacities ranging from 12.5 ounces to 2.5 quarts. Another new product for 1998 currently being shipped by the Company to major retailers is Corning Ware-Registered Trademark- Pop-Ins-TM-, a line of products designed for storing, serving and reheating meals either at home or away from home that leverages the Company's traditional strength in cooking/serving containers. Corning Ware-Registered Trademark- products represented approximately 50.5% of the Company's 1997 bakeware sales.

    PYREX-REGISTERED TRADEMARK-. Pyrex-Registered Trademark- products are made of borosilicate and tempered soda lime glass and are available in a number of colors, shapes and sizes. The Company's Pyrex-Registered Trademark- products comprise four product lines: Pyrex-Registered Trademark- Originals-TM-, Sculptured Pyrex-TM-, Storage Plus-Registered Trademark- and Pyrex Portables-Registered Trademark-. Pyrex-Registered Trademark- Originals-TM-currently generates the largest portion of Pyrex-Registered Trademark- sales and is available in several colors. Introduced in 1991, Sculptured Pyrex-TM-, which is also available in several colors, has plastic covers and sells at higher price points than Pyrex-Registered Trademark- Originals-TM-. Storage Plus-Registered Trademark-, a line of versatile food storage containers introduced in 1987, competes in the storage and vessel bakeware categories. Pyrex Portables-Registered Trademark-, introduced in the fall of 1995, is a food transportation system combining a glass bakeware vessel in an insulated carrying case with hot/cold packs. Pyrex-Registered Trademark-products represented approximately 49.5% of the Company's 1997 bakeware sales.

    Corning Ware-Registered Trademark- and Pyrex-Registered Trademark- products are primarily distributed through mass merchants, department stores, specialty retailers and the Company's outlet stores.

    DINNERWARE

    CORELLE-REGISTERED TRADEMARK-. Corelle-Registered Trademark-, the Company's dinnerware product line developed in 1971, is produced using a proprietary manufacturing process. This manufacturing process combines three layers of glass and allows the Company to manufacture a dinnerware that is durable and break/chip resistant, as well as light, thin and stackable.

    The Company markets a wide range of Corelle-Registered Trademark- dinnerware products, including plates, bowls, cups and saucers.
Corelle-Registered Trademark- dinnerware is available in more than 20 patterns, with six to eight patterns being introduced each year to keep up with new trends in the market. Corelle-Registered Trademark- dinnerware is available in open stock and in sets in both the Corelle-Registered Trademark- Livingware-TM- and the higher-end Corelle Impressions-Registered Trademark- product lines. Although sold in various channels, the primary channels of distribution for Corelle-Registered Trademark- dinnerware are through mass merchants and the Company's outlet stores.

    RANGETOP COOKWARE

    REVERE WARE-REGISTERED TRADEMARK-.  The Company's Revere
Ware-Registered Trademark- brand products include stainless steel cookware that is manufactured by the Company and aluminum non-stick cookware that is made by other manufacturers. Non-stick skillets have experienced strong growth and consumer acceptance since their introduction. In 1997 Revere's 12-inch polished aluminum non-stick skillet was the best selling open stock rangetop item among mass merchant consumers. In addition, the Company recently introduced three full lines of non-stick aluminum cookware to leverage its success in non-stick aluminum skillets.

    The Company's Revere Ware-Registered Trademark- stainless steel cookware products are comprised of the traditional Revere Ware-Registered Trademark-product line and the Revere Ware-Registered Trademark- Solutions-TM- and Revere Ware-Registered Trademark- Proline-TM- product lines. The traditional Revere Ware-Registered Trademark- line is sold to both mass merchants and department stores and represents the majority of Revere Ware-Registered Trademark- sales. Revere Ware-Registered Trademark- Solutions-TM-, a department store only offering, is a cookware line that leverages classic Revere
Ware-Registered Trademark- features with contemporary styling. Certain Revere Ware-Registered Trademark- Solutions-TM- products feature patented double pourspouts and steam holes, steam venting nozzles and textured handles. Both the traditional Revere Ware-Registered Trademark- and Revere
Ware-Registered Trademark- Solutions-TM- lines are available in copper clad and aluminum disk bottom options, and in sets and open stock with capacities ranging from 1 to 12 quarts. Revere Ware-Registered Trademark- Proline-TM- products are professional style, stainless steel products which compete at higher price points and are sold through department and specialty stores.

    VISIONS-REGISTERED TRADEMARK-. Introduced in the United States in 1982, Visions-Registered Trademark- products are made with a translucent glass-ceramic material that allows customers to see what they are cooking. Products sold under the Visions-Registered Trademark- brand include a line of rangetop cookware manufactured in two color schemes, as well as a line of casserole products. Visions-Registered Trademark- products are positioned as a high quality, "starter" rangetop cookware set and, in addition, share the refrigerator/freezer to oven versatility of Corning Ware-Registered Trademark- bakeware. Visions-Registered Trademark- products have experienced particularly strong sales in international markets where water-based cooking and simmering are prevalent. The Company manages Visions-Registered Trademark- as a specialty line focused on promotional programs and markets Visions-Registered Trademark-products in areas where water-based cooking and simmering are relevant to a market's or community's culture.

    OTHER

    The Company's "Other" sales include selected table top and kitchen accessories manufactured by third parties which are coordinated with the Corelle-Registered Trademark- line of dinnerware and the Revere
Ware-Registered Trademark- line of stainless steel cookware. These products, which include ceramics, flatware, linens, storage ware, teapots and products for the food service industry, are sold primarily in the Company's outlet stores and a small portion is redistributed to other retailers.

    NEW PRODUCT DEVELOPMENT

    New products are defined by the Company as products introduced in the last two years. New products can be classified into three groups: (i) products introduced into new categories or serving new functions to meet consumer needs not met by the Company's existing products, (ii) product line extensions and
(iii) product renewals. Product line extensions generally include manufacturing changes to existing product lines, such as glass color or shape changes, whereas product renewals generally include decorative changes to existing product lines, such as pattern changes. Sales generated by products introduced into new categories or serving new functions are largely incremental. Product line extensions and product renewals often result in sales of the new product replacing sales of an existing product.

    The Company emphasizes developing products that can extend existing categories or enter new categories. Products introduced in 1996 and 1997 (including product line extensions and product renewals) generated approximately 24% of the Company's 1997 gross sales.

    New products are developed using a disciplined development process adopted by the Company. This process is designed to reduce the risk associated with new product development projects through the early assessment of a product's market viability, and to compress product development cycle time through the use of the Company's proprietary design and modeling software. This new product development process leverages the Company's extensive qualitative and quantitative research knowledge and has reduced development time, focused resources on projects with high market potential and decreased large expenditures on product concepts with low market viability. Under this approach, cycle time for Corelle-Registered Trademark- decoration introductions has been cut in half from 12 months to six months and mold development time has been reduced from 18 to 12 months. The Company launched its line of Pyrex Portables-Registered Trademark-within 11 months of developing the concept and began shipments of its full lines of Revere Ware-Registered Trademark- aluminum non-stick cookware within nine months of commencing product development.

    The Company has introduced three full lines of Revere
Ware-Registered Trademark- aluminum non-stick cookware in 1998. In order to minimize the capital commitment required for the launch of these new lines, the Company arranged for the manufacture of this product to be outsourced to a third party manufacturer. In addition, the Company has begun the shipment of Corning Ware-Registered Trademark- Pop-Ins-TM-, a line of products designed for storing, serving and reheating meals either at home or away from home that leverages the Company's traditional strength in cooking/serving containers. In the last six months of 1998, the Company plans to introduce a combination of various products serving new functions to meet consumer needs not met by the Company's existing products, product line extensions and product renewals.

    In addition to developing products with new functionality, the Company has from time to time generated revenues from new categories by licensing the Company's brand names to manufacturers of tabletop and kitchen accessories. Due to the strength of the Company's brands, the Company expects to seek additional licensing opportunities in future periods. In 1997, licensing revenue was immaterial to the Company.

DISTRIBUTION CHANNELS

    The Company's products are sold in the United States and in over 30 foreign countries. In the United States (which accounted for approximately 75% of the Company's net sales in 1997), the Company sells both on a wholesale basis to retailers, distributors and other accounts that resell the Company's products and on a retail basis through Company-operated outlet stores. During 1997, approximately 32% of the Company's U.S. gross sales (before deductions for trade allowances, customer-paid freight and discounts) were generated through the mass merchant channel, approximately 34% were generated by Company-operated outlet stores and approximately 34% were generated by other domestic channels, including department stores, specialty retailers and retail food stores.

    DOMESTIC WHOLESALE

    In the United States, the Company sells to approximately 517 customers made up primarily of mass merchants, department stores, specialty retailers, as well as through other channels, including retail food stores, catalog showrooms and direct mail.

    During the last two years, the Company has significantly narrowed the number of U.S. customers it services directly (from approximately 937 accounts in 1995 to approximately 517 as of December 31, 1997) enabling the Company to focus on high profit accounts while shifting many lower profit accounts to distributors of the Company. In 1997, the Company's 25 largest domestic customers represented approximately 35% of the Company's gross sales. In 1997, Wal-Mart Stores, Inc. accounted for approximately 12% of the Company's gross sales.

    DOMESTIC RETAIL

    The Company operates a network of outlet stores in 48 states, located primarily in outlet malls. The Company's outlet stores carry an extensive range of the Company's products and provide the Company with an additional distribution channel which allows the Company to profitably sell slower-moving inventory. The Company believes that its outlet stores, which also sell complementary kitchen accessories, have developed marketing and pricing strategies that generate sales which supplement, rather than compete with, its retail customers. The Company-operated outlet stores also promote and strengthen the Company's brands, enabling the Company to provide customers a broader assortment of products beyond products that are commonly stocked by third party retailers.

    In 1998, the Company expects to close approximately five of its outlet stores and open 10 to 15 new outlet stores. The Company continually reviews the operating performance of its individual stores and whether any store is a candidate for investment, remodeling or closing.

    INTERNATIONAL

    The Company's 30-person international sales force, together with localized distribution and marketing capabilities, have allowed the Company to become an established marketer of bakeware and dinnerware in Canada, Korea, Australia, Japan, Singapore, Taiwan, Hong Kong, Mexico and Brazil. The Company believes that developing localized distribution capabilities is critical to continued growth in international markets and, as a result, has made investments in localized distribution facilities in Brazil and Asia. For example, in an effort to more effectively target local customers in Asia, the Company together with Iwaki Glass Company Ltd., formed Iwaki Corning (Malaysia) Sdn. Bhd. ("ICM") in 1988. ICM, 80% owned by the Company, operates a decorating facility in Malaysia that decorates the Corelle-Registered Trademark- and Corning
Ware-Registered Trademark- product lines to meet regional tastes and that also houses a regional distribution facility. The Company also operates packaging and distribution facilities in Canada, Brazil, Singapore and Australia to provide higher levels of service to wholesale accounts in those regions. The Company anticipates making additional future investments in overseas markets as it develops its infrastructure to oversee and manage future international sales.

    EUROPEAN, RUSSIAN, MIDDLE EASTERN AND AFRICAN CONSUMER PRODUCTS BUSINESS

    In November 1994, Corning and the Company sold to Newell all of the outstanding stock of Corning Consumer Limited ("CC Limited"), Corning Consumer GmbH ("CC GmbH") and Corning Consumer S.A ("CCSA"), subsidiaries of Corning and the Company through which the Company's consumer products business was conducted in Europe, Russia, the Middle East, and Africa (collectively, the "Territory"). Corning and the Company granted to Newell, CC Limited, CC GmbH and CCSA the exclusive right to use certain trademarks within the Territory. In addition, Corning and the Company agreed for a five-year period (which expires in November
1999), subject to certain distribution agreements with Newell, not to manufacture, sell or distribute competing products in the Territory. Currently, Newell serves as the exclusive sales representative and distributor for certain of the Company's products in the Territory, which represented approximately 2% of the Company's net sales in 1997.

CUSTOMER SERVICE: SALES AND MARKETING SUPPORT

    Management believes that service is a key part of the Company's product offering. The close relationships and frequent contact with its large customers provide the Company with sales opportunities and application ideas. The Company, through its sales team, provides its customers with sales and marketing support. In addition, the Company has a dedicated consumer information center in Waynesboro, Virginia staffed by approximately 60 consumer service representatives who may be contacted through a toll-free number. The consumer facility responds to consumer inquiries on topics such as warranty claims, rebate programs and store referrals.

    SALES

    The Company's domestic customers are served by a combination of Company salespeople and independent, commissioned representatives. The Company's top 100 accounts are serviced by the Company's direct sales force teams, each consisting of four or five salespeople which are organized (i) by account, for the Company's most significant customers and (ii) by region, for the balance of the top 100 accounts. The teams are directly accountable for revenues, allowances, promotional spending and account profitability. The Company's sales teams dedicate their primary focus to the top 25 customers. Members of the sales teams regularly call on the Company's customers to develop an in-depth understanding of each customer's competitive environment and opportunities. In October 1996, the Company reorganized its sales force to better align the strengths of account representatives with specific customer account needs. Smaller wholesale accounts are serviced by approximately 40 independent, commissioned sales representatives. The Company's 30-person international sales force, with personnel located in ten countries, work with local retailers and distributors to optimize product assortment, consumer promotions and advertising for local preferences.

    MARKETING SUPPORT

    The Company provides its customers with extensive marketing support. The Company conducts extensive research on housewares industry trends, including consumer color and design preferences. The Company uses this data to optimize its product mix and selection. The Company also develops distinct packaging and product assortments for certain customer segments so that they may differentiate themselves from other retailers selling Company products.

    The Company collaborates with its largest customers to develop and implement effective merchandising strategies, providing, for example, plan-o-grams and computerized shelf planning. Furthermore, for such strategic accounts, the Company designs and sets up in-store promotional displays for products, including new product introductions. Due to the Company's knowledge of consumer trends and marketing expertise in the dinnerware category, the Company has been appointed the category manager for dinnerware by a leading mass merchant. As category manager, the Company, using the knowledge and expertise it has assembled in its business, along with retail point of sale information, develops and presents analyses and proposals regarding merchandising, pricing and marketing strategies for that customer.

    The Company's marketing support includes a broad program of advertising, as well as the promotions described above. The Company funds national television and print advertising campaigns, linked to major spring and fall buying periods, provides cooperative advertising allowances to its customers and arranges campaigns that advertise Company products in conjunction with complementary products. The Company's recent joint Corning Ware-Registered Trademark-/Campbell Soup campaign is an example of promotions conducted with complementary products.

MANUFACTURING AND DISTRIBUTION FACILITIES

    The Company utilizes five primary manufacturing facilities (four in the United States and one outside of the United States) and seven principal packaging and distribution centers (two in the United States and five outside of the United States).

    The table below summarizes certain data for each of the Company's principal properties, including its manufacturing and distribution facilities.

LOCATION                                        PRIMARY USE                     FACILITY
-------------------------------------  ------------------------------  --------------------------
                                                                        SQ. FEET      OWN/LEASE
                                                                       -----------  -------------
DOMESTIC:
Charleroi, Pennsylvania..............          Manufacturing               603,332       Own
Clinton, Illinois....................    Manufacturing/Distribution        660,000       Own
Corning, New York....................          Manufacturing               375,000       Own
Corning, New York(1).................           Headquarters                50,000      Lease
Greencastle, Pennsylvania............           Distribution             1,210,000       Own
Martinsburg, West Virginia...........          Manufacturing               416,000       Own
Waynesboro, Virginia.................     Consumer Service Center           89,800       Own

INTERNATIONAL:
Johor, Malaysia(2)...................    Manufacturing/Distribution         64,000    Own/Lease
Ontario, Canada......................           Distribution                94,349      Lease
Singapore............................           Distribution                63,700      Lease
Sao Paulo, Brazil....................           Distribution                 2,000      Lease
Sydney, Australia....................           Distribution                66,000      Lease

------------------------------

(1) The Company will lease its corporate headquarters from Corning until October 1, 1999.

(2) The building housing the Malaysia facility is owned by ICM, a subsidiary that is 80% owned by the Company. The land on which the facility is located is leased pursuant to a 60-year lease expiring in 2048.

    In addition, the Company and Corning have entered into a supply contract pursuant to which Corning will supply manufacturing capacity for Pyrex-Registered Trademark- bakeware products at Corning's Greenville, Ohio facility to the Company for three years.

INFORMATION TECHNOLOGY

    The Company leverages information technology to reduce complexity, speed processes and provide valued services and information to its customers. The Company employs a supply chain management system that integrates demand forecasting, inventory planning and distribution requirement planning. This system directly links the material resource planning, master production scheduling and capacity resource planning systems. Computer-aided coordination of these systems allows the Company to optimize its inventory mix to reduce the risk of products being out-of-stock and, when integrated with the Company's order fulfillment system described below, results in enhanced customer service levels while reducing inventory levels. In addition, the Company's information systems are used to track future inventory requirements to permit the Company to maintain a more efficient allocation between finished goods and work-in-process inventory.

    Increasingly, the Company's customers desire to purchase products on a "just in time" basis, leading to more frequent, smaller orders and reduced lead times. The Company operates advanced electronic data interchange ("EDI") and order fulfillment systems, which allow the Company to improve the accuracy and timeliness of order fulfillment despite an increased number of orders and reduced lead times. The Company receives approximately 87% of all customer order items via EDI. The Company's EDI system allows customers to monitor the status of their orders from purchase order to shipment and to receive advance shipment notices that aid customer ability to manage their inventories. These processes have improved the Company's customer service levels and have enhanced the ability of the Company and its customers to reduce their inventories.

    Another aspect of the Company's use of information systems to enhance customer service is the Company's vendor managed inventory ("VMI") system. With its VMI system, the Company electronically monitors inventory levels of participating customers and places orders for the customer (or in the case of customers participating in the Company's co-managed inventory system, formulates and proposes orders for the customer's approval). This monitoring, made possible by the VMI system, also allows the Company to anticipate the needs of its customers and enhances the Company's ability to manage production scheduling. The EDI and VMI systems allow less costly order placement and increase the accuracy and timeliness of order processing while enabling the customer and the Company to decrease inventory levels without losing sales due to products being out of stock. In addition, the Company has developed extensive information databases to conduct detailed analysis of orders, sales, customer service levels and inventory and to identify trends in these items.

    The Company has a centralized distribution system in Greencastle, Pennsylvania that enables the Company to fill, in a single consolidated shipment, customer orders comprised of different glass product lines (e.g., Corning Ware-Registered Trademark- and Pyrex-Registered Trademark-) and products sourced from third parties. Consolidated shipments significantly aid and simplify customers' management of inventories and contribute to decreased shipping costs. Because few houseware manufacturers possess a similar centralized distribution system, the Company believes that the system represents a competitive advantage over many other manufacturers of bakeware or dinnerware. See "--Information Technology."

    Pursuant to the transition services agreement entered into on the Closing Date, Corning will continue to provide the Company with certain data processing services, including those supporting the Company's financial systems. Prior to the termination of the transition services agreement in April 2000, the Company intends to establish independent data processing capability for its financial reporting system and certain other functions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Separation from Corning; Transaction Related Charges."

IMPACT OF THE YEAR 2000 ISSUE

    The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year, as well as hardware that is designed with similar constraints. Any of the Company's computer programs and hardware that have date-sensitive functions may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions in operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    Corrective action to address the year 2000 issue began in the second quarter of 1996, with the establishment of a program office to manage year 2000 activities. The Company is utilizing both internal and external resources to identify, correct and test the Company's hardware and software for year 2000 compliance. In April 1997, the Company completed a comprehensive inventory of its computer systems. The inventory resulted in an impact assessment that was completed in October 1997. The findings of the assessment, together with the need to establish system independence from Corning, led the Company to embark on a comprehensive systems replacement project.

    The Company is in the process of implementing a comprehensive enterprise resource management system. This system will replace roughly 90% of the Company's business transaction systems. The remaining 10%, comprised of benefits administration and payroll, will be outsourced to a year 2000 compliant service bureau. Implementation of these new systems is expected to be completed by April 1, 1999. In addition, the Company is resolving year 2000 issues related to plant process control systems, non-data related computer control systems and supplier and customer year 2000 compliance. While management cannot reasonably estimate the cost of implementation of all systems necessary to comply with year 2000 dating, significant investments in information systems will total in excess of $16.5 million by the year 2000. Any remaining costs are not expected to have a material impact on the financial position or results of operations of the Company in any year.

    The Company intends its year 2000 date conversion project to be completed on a timely basis so as to not significantly impact business operations. If the necessary modifications and conversions are not completed as planned, the year 2000 issue may have a material impact on the Company. Also, although the Company's systems do not rely significantly on systems of other companies, the Company cannot provide assurance that failure of third parties to address the year 2000 issue will not have an adverse impact on the Company.

RAW MATERIALS AND SUPPLIES

    The Company purchases its raw materials on the spot market and through long-term contracts with suppliers, including for the supply agreement between the Company and Corning pursuant to which Corning will supply the Company with manufacturing capacity for certain of the Company's Pyrex-Registered Trademark-bakeware products for three years. See "Certain Relationships and Related Party Transactions-- Between Corning and the Company--Supply Agreement." Sand, soda ash, borax, limestone, lithia-containing spars, alumina, cullet, stainless steel, copper and corrugated packaging materials are the principal raw materials used by the Company. All of these materials are available from various suppliers and the Company is not limited to any single supplier for any of these materials. Management believes that adequate quantities of these materials are and will continue to be available from various suppliers. However, the replacement of certain raw material suppliers has in the past, and may in the future, have an adverse effect on the Company's operations and financial performance and significant increases in the cost of any of the principal raw materials used by the Company could have a material adverse effect on its results of operations. The Company's molded plastic products and certain components of its kitchenware products are manufactured from plastic resin, which is produced from petrochemical intermediates. Plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and the petrochemical intermediates from which it is produced. The Company sources certain products, such as non-stick aluminum rangetop products, from third party suppliers. The Company believes that alternative sources of supply at competitive prices are available from other manufacturers of substantially identical products.

    The melting units operated by the Company require either electric or natural gas energy input. Back-up procedures and systems to replace the primary source of these energy inputs are in place in each of the Company's relevant facilities. Ongoing programs exist within each of the Company's glass melting facilities to reduce energy consumption. Furthermore, rates for electric and natural gas have been fixed contractually in each of the Company's plants to avoid the negative impact of market fluctuations in prices. The Company does not engage in any hedging activities for commodity trading relating to its supply of raw materials.

INTELLECTUAL PROPERTY

    The Company owns numerous United States and foreign trademarks and trade names and has applications for the registration of trademarks and trade names pending in the United States and abroad. The Company's most significant owned trademarks and/or tradenames include Corelle-Registered Trademark-, Revere-Registered Trademark-, Revere Ware-Registered Trademark- and Visions-Registered Trademark-. The other two most significant trademarks used by the Company are Corning Ware-Registered Trademark- and
Pyrex-Registered Trademark-. Upon the consummation of the Recapitalization on April 1, 1998, Corning granted to the Company fully paid, royalty-free licenses to use the Corning Ware-Registered Trademark- trademark, servicemark and tradename and the Pyroceram-Registered Trademark- trademark in the field of housewares and to use the Pyrex-Registered Trademark- trademark in the field of durable consumer products. These licenses are exclusive, worldwide licenses, subject to the prior exclusive licenses granted to Newell and certain of its subsidiaries in the

Territory (see "--Distribution Channels--European, Russian, Middle Eastern and African Consumer Products Business") and provide for renewable ten-year terms, which the Company may renew indefinitely. The Company has also granted to Newell and certain of its subsidiaries an exclusive license of the Vision-Registered Trademark- and Visions-Registered Trademark- trademarks in the Territory until November 1999. In addition, in connection with the Recapitalization, the Company entered into an agreement with Corning under which the Company is licensed to continue to use "Corning" in connection with the Company's business for three years (or up to five years in the case of certain molds used in the manufacturing process).

    The Company also owns and has the exclusive right to use numerous United States and foreign patents, and has patent applications pending in the United States and abroad. In addition to its patent portfolio, the Company possesses a wide array of unpatented proprietary technology and know-how. The Company also licenses certain intellectual property rights to or from third parties.

    Concurrently with the Recapitalization, Corning granted to the Company a fully paid, royalty-free license of patents and know-how (including evolutionary improvements) owned by Corning that pertain to or have been used in the Company's business. Furthermore, the Company and Corning entered into a five-year technology support agreement (renewable at the option of the Company for an additional five years), pursuant to which Corning will provide to the Company (at the Company's option) engineering, manufacturing technology, and research and development services, among others, at Corning's standard internal rates.

    The Company believes that its patents, trademarks, trade names, service marks and other proprietary rights are important to the development and conduct of its business and the marketing of its products. As such, the Company vigorously protects its intellectual property rights. In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or its licensors, to protect trade secrets, know-how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of the Company or of third parties. There can be no assurance that the Company will prevail in any such litigation.

    On May 12, 1998, the Company received two letters from Rubbermaid Incorporated alleging that Corning Ware-Registered Trademark- Pop-Ins-TM-infringe four patents owned by Rubbermaid Incorporated. The letters request that the Company cease and desist from making, using, offering to sell, and selling Corning Ware-Registered Trademark- Pop-Ins-TM- and provide to Rubbermaid a full accounting of sales of such products. The Company is in the process of investigating the validity of this claim.

COMPETITION

    The market for the Company's products is highly competitive. Competition in the United States is affected not only by the large number of domestic manufacturers but also by the large volume of foreign imports. In addition, recently the Company has experienced increased competition in the United States from low-cost Asian competitors and expects this trend to continue in the future. The Company's major bakeware, dinnerware and cookware competitors for domestic sales include Newell, Rubbermaid Inc., Ekco Housewares Inc., Pfaltzgraff Co., Lenox Inc., The Meyer Corporation, Inc. and T-Fal Corporation.

    The market for housewares outside the United States and Europe is relatively fragmented. The competitive landscape differs by country and region. Internationally, depending on the country or region, the Company competes with other U.S. companies operating abroad, locally manufactured private label goods and international companies competing in the worldwide bakeware, dinnerware and rangetop cookware categories. Major competitors abroad include Durand Verrerie Christallerie D'Arquey, Lipper International Inc., Newell, Vitro S.A., NEG (Nippon Electric Glass) and Schott Glaswerke.

    Several of the Company's competitors are larger, may be less leveraged and have greater financial resources than the Company following the completion of the Transactions. In addition, there are no substantial regulatory or other barriers to the entry of new competitors into the industry.

    A number of factors affect competition in the sale of bakeware, dinnerware and rangetop cookware manufactured and/or sold by the Company, including quality, price competition from competitors and price point parameters established by the Company's various distribution channels. The Company has, from time to time, experienced price and market share pressure from certain competitors in certain product lines, particularly in the bakeware category where metal products of competitors have created retailer price and margin pressures, and in the rangetop cookware category where non-stick aluminum products have increased their share of rangetop cookware sales at the expense of stainless steel products due to the durability and ease of cleaning of new non-stick coatings.

    Shelf space is a key factor in determining retail sales of bakeware, dinnerware and rangetop cookware products. A competitor that is able to maintain or increase the amount of retail space allocated to its product may gain a competitive advantage for that product, and in recent fiscal quarters the Company has lost shelf space in its distribution channels to certain of its competitors. See "Risk Factors--Risks Related to Realizing Objectives of the Business Redesign Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The allocation of retail space is influenced by many factors, including brand name recognition, quality and price of the product, level of service by the manufacturer and promotions.

    In addition, new product introductions are an important factor in the categories in which the Company's products compete. Other important competitive factors are brand identification, style, design, packaging and the level of service provided to customers. The importance of these competitive factors varies from customer to customer and from product to product. See "Risk Factors--Development of New Products." There can be no assurance that the Company will be able to compete successfully against current and future sources of competition or that the current and future competitive pressures faced by the Company will not adversely affect its profitability or financial performance.

ENVIRONMENTAL MATTERS

    The Company's facilities and operations are subject to certain federal, state, local and foreign laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, and the use, generation, storage, treatment, transportation and disposal of hazardous and non-hazardous materials and wastes and the remediation of contamination associated with such disposal. Because of the nature of its business, the Company has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with and resolving liabilities under such laws and regulations. The Company believes it is in substantial compliance with applicable environmental laws and regulations, and does not believe it has material liabilities under such laws and regulations. However, there can be no assurance that compliance with, or liabilities under, such laws and regulations, or the discovery of contamination, will not have a material adverse effect on the Company in the future.

    Certain of the Company's facilities have lengthy manufacturing histories and, over such time, have used or generated and disposed of substances which are or may be considered hazardous. In addition, certain of these facilities are located on properties that had been used for various industrial purposes prior to the Company's occupancy. The Company has been involved in the remediation of historic contamination at certain of these facilities and is currently undertaking additional subsurface investigations in order to assess certain potential soil and groundwater contamination at other facilities. Pursuant to the terms and conditions of the Recapitalization Agreement, Corning has agreed to indemnify the Company for certain costs and expenses that may be incurred in the future by the Company arising from pre-Recapitalization environmental events, conditions or matters and as to which notice is provided within specified time periods. Corning has agreed to indemnify the Company for
(i) 80% of such costs and expenses up to an aggregate of $20.0 million and (ii) 100% of such costs and expenses in excess of $20.0 million. The Company believes that, based on currently available information and the terms and conditions of Corning's indemnification obligations under the Recapitalization Agreement, any liability of the Company that is reasonably likely to arise out of any of these environmental conditions and activities would not result in a material adverse effect on the Company. However, management cannot predict with certainty whether future events, such as changes in existing laws and regulations, the discovery of contamination or other environmental conditions not currently known to the Company, the occurrence of new contamination or other environmental conditions or developments that could impair the Company's ability to obtain indemnification from Corning, may result in the Company having to bear environmental costs not currently planned for by the Company. Accordingly, it is possible that such additional environmental liabilities could result in a material adverse effect on the Company. See "Risk Factors--Environmental Regulation."

GOVERNMENTAL REGULATION

    The Company is subject to various federal, state and local laws affecting its business, including various environmental, health, fire and safety standards. See "--Environmental Matters." The Company is also subject to the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. The Company believes that its operations are in material compliance with applicable laws and regulations.

EMPLOYEES

    As of March 31, 1998, the Company had approximately 3,150 full-time employees, approximately 1,950 of whom were covered by collective bargaining agreements. The Company's collective bargaining agreements are as follows:

               PLANT                                    UNION                    EXPIRATION OF CONTRACT
------------------------------------  -----------------------------------------  ----------------------
Charleroi, Pennsylvania               Aluminum Brick & Glass                           January 1, 1999
                                      Workers International
                                      Union, Local 53G
Clinton, Illinois                     International Association of                       April 1, 2001
                                      Machinists and Aerospace
                                      Workers, District Lodge 123
Corning, New York                     American Flint Glass Workers                     January 1, 1999
                                      Union, Local 100
Greencastle, Pennsylvania             American Flint Glass Workers                       July 31, 1999
                                      Union, Local 1024
                                      United Plant Guards Workers of                   August 31, 1999
                                      America, Local 12
Johor, Malaysia                       Kesatuan Pekeria-Pekeria                           June 30, 2000
Ontario, Canada                       Brewery, General and                                 May 1, 1999
                                      Professional Workers
Sydney, Australia                     Australian Workers Union,                           May 31, 1999
                                      Glass and Containers Industry Branch

    The Company believes that its relationship with its employees is satisfactory. The Company has not experienced any union activities resulting in work slowdowns or work stoppages during the past five years.

    Upon the consummation of the Recapitalization on April 1, 1998, hourly employees of the Pressware facility in Corning, New York were offered employment by the Company. Approximately 260, or 70% of such employees accepted employment with the Company. Pressware personnel not accepting such offer of employment will continue as employees of Corning and Corning will continue to make available their services to the Company. The Company will reimburse Corning for the corporate expenses related to such employees.

LEGAL PROCEEDINGS

    The Company has been engaged in, and will continue to be engaged in, the defense of product liability claims related to its products, particularly its bakeware and cookware product lines. The Company maintains product liability coverage, subject to certain deductibles and maximum coverage levels that the Company believes is adequate and in accordance with industry standards.

    In addition to product liability claims, the Company is involved from time to time in various lawsuits or threatened litigation in the ordinary course of business, none of which the Company believes could have a material adverse effect on the Company if decided adversely.

    On May 12, 1998, the Company received two letters from Rubbermaid Incorporated alleging that Corning Ware-Registered Trademark- Pop-Ins-TM-infringe four patents owned by Rubbermaid Incorporated. The letters request that the Company cease and desist from making, using, offering to sell, and selling Corning Ware-Registered Trademark- Pop-Ins-TM- and provide to Rubbermaid a full accounting of sales of such products. The Company is in the process of investigating the validity of this claim.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information regarding the executive officers and directors of the Company following the Recapitalization.

NAME                                      AGE                          POSITION
------------------------------------      ---      -------------------------------------------------
C. Robert Kidder....................          53   Director and Chairman of the Board
Peter F. Campanella.................          52   Director, President and Chief Executive Officer
Edward A. Gilhuly...................          38   Director
Clifton S. Robbins..................          40   Director
Scott M. Stuart.....................          38   Director
William H. Carter...................          44   Director
Nancy A. Reardon....................          45   Director
William F. Stoll, Jr................          49   Director
Anthony P. Deasey...................          49   Senior Vice President--Finance and Chief
                                                   Financial Officer
George F. Knight....................          41   Vice President, Treasurer and Controller
Clark S. Kinlin.....................          37   Senior Vice President--Sales and Marketing
Twilver Gordon......................          58   Vice President--Manufacturing and Engineering
Thomas C. O'Brien...................          54   Vice President, Secretary and General Counsel

    C. ROBERT KIDDER was elected a Director and Chairman of the Board of the Company on April 1, 1998. He was elected a Director, Chairman of the Board and Chief Executive Officer of Borden, Inc. on January 10, 1995, and continues in those positions. Prior to that he was Chairman of the Board of Duracell International, Inc. and Duracell, Inc. from August 1991 through October 1995; Chairman of the Board and Chief Executive Officer of both companies from April 1992 through September 30, 1995; Chairman of the Board, President and Chief Executive Officer of both companies from August 1991 until April 1992; and President and Chief Executive Officer of both companies from June 1988 until August 1991. He is also a director of Electronic Data Systems Corporation, AEP Industries Inc. and Morgan Stanley, Dean Witter & Co.

    PETER F. CAMPANELLA was elected a Director of the Company on April 1, 1998, and has been its President and Chief Executive Officer since April 1996. From 1994 to 1996, he was Senior Vice President and General Manager of Corning's Science Products Division, and from 1990 to 1994, he was Vice President and General Manager of that division. He joined Corning in 1971 and has held various sales, marketing and general management positions.

    EDWARD A. (NED) GILHULY has been a director of the Company since April 1, 1998. He has been a member of KKR & Co., LLC, the limited liability company which serves as the general partner of KKR, since 1996, was a General Partner of KKR and has been a General Partner of KKR Associates, L.P. since January 1995. He is a Director of Owens-Illinois, Inc., Union Texas Petroleum and Layne Christensen Company.

    CLIFTON S. ROBBINS has been a director of the Company since April 1, 1998. He has been a member of KKR & Co., LLC, the limited liability company which serves as the general partner of KKR, since 1996, was a General Partner of KKR and has been a General Partner of KKR Associates, L.P. since January 1995. He has been a Director of Borden, Inc. since December 1994, and is also a Director of Act III

Cinemas, Inc., AEP Industries Inc., Border, Inc., IDEX Corporation, Glenisla Group, Ltd., KinderCare Learning Centers, Inc., Newsquest Media Group, PLC and Regal Cinemas, Inc.

    SCOTT M. STUART has been a director of the Company since April 1, 1998. He has been a member of KKR & Co., LLC, the limited liability company which serves as the general partner of KKR, since 1996, was a General Partner of KKR, and has been a General Partner of KKR Associates, L.P. since January 1995. He has been a Director of Borden, Inc. since December 1994, and is also a Director of AEP Industries Inc., KSL Recreation Corporation, Newsquest Capital, PLC and World Color Press, Inc.

    WILLIAM H. CARTER has been a director of the Company since April 1, 1998. He was elected Executive Vice President and Chief Financial Officer of Borden, Inc. effective April 3, 1995. Prior to that, since 1987, he was a partner in Price Waterhouse LLP. He is a Director of BCP Management, Inc. and AEP Industries, Inc.

    NANCY A. REARDON has been a director of the Company since April 1, 1998. She was elected Senior Vice President, Human Resources and Corporate Affairs, of Borden, Inc. effective March 3, 1997. Previously she was Senior Vice President-Human Resources and Communications for Duracell International, Inc. from 1991 through February 1997.

    WILLIAM F. STOLL, JR. has been a director of the Company since April 1, 1998. He was elected Senior Vice President and General Counsel of Borden, Inc. effective July 1, 1996. Prior to joining Borden at that time, he was a Vice President of Westinghouse Electric Corporation since 1993, and served as its Deputy General Counsel from 1988 to 1996. He is a Director of BCP Management, Inc.

    ANTHONY P. DEASEY was elected Senior Vice President--Finance and Chief Financial Officer on June 8, 1998. Prior to joining the Company he was Senior Vice President of Finance and Information Systems at Rollerblade Inc. from 1996 to 1998. Prior to that he was Vice President, Chief Financial Officer of Church and Dwight Co. Inc., from 1988 to 1995.

    GEORGE F. KNIGHT is Vice President, Treasurer and Controller of the Company, while continuing as Vice President, Mergers and Acquisitions Finance, of Borden, Inc. He was named to his Borden position effective January 1, 1998, after joining Borden, as Director of that function in April 1997. Prior to that he was with Duracell International, Inc., as Controller for the Asia-Pacific region from 1994 and as Assistant Corporate Controller from 1992 to 1994.

    CLARK S. KINLIN was elected Senior Vice President-Sales and Marketing of the Company on April 1, 1998. Prior to that he was Vice President-Sales and Marketing of the Company since September 1997, and from 1995 to 1997, he was Vice President of Marketing. From 1993 to 1995, he was Director of Retail Development of the Company, and from 1990 to 1993, he was Manager of Sales and Marketing of Corning's Telecommunications Products Division. He joined Corning in 1981.

    TWILVER GORDON was elected Vice President-Manufacturing and Engineering of the Company on April 1, 1998. Prior to that he was Director-Manufacturing and Engineering since June 1996. From 1995 to 1996, he was Manufacturing Manager of the Company; from 1993 to 1995, he was plant manager at the Company's Corning, New York, Pressware facility; and from 1988 to 1993, he was Director-Customer Services and Distribution at the Company's Greencastle, Pennsylvania, facility. He joined Corning in 1968.

    THOMAS C. O'BRIEN was elected Vice President, Secretary and General Counsel of the Company on April 1, 1998. Prior to that he had been Assistant General Counsel of Corning since February 1993, and Secretary and Legal Counsel of the Company since January 1992. He joined Corning in 1977.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to the compensation paid or accrued by the Company with respect to each of its chief executive officer and its four other most highly compensated executive officers (the "named executive officers") for services rendered in all capacities during fiscal 1997. All references in the following tables to stock and stock options relate to awards of, and options to purchase, the common stock (with attached preferred share purchase rights) of Corning.

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM COMPENSATION
                                                                                    -------------------------------------------
                                                 ANNUAL COMPENSATION                          AWARDS                PAYOUTS
                                    ----------------------------------------------  --------------------------  ---------------

                                                                          OTHER     RESTRICTED
                                                                         ANNUAL        STOCK      SECURITIES       INCENTIVE
             NAME AND                                                    COMPEN-      AWARDS      UNDERLYING         PLAN
        PRINCIPAL POSITION            YEAR      SALARY(1)     BONUS     SATION(2)     ($) (3)       OPTIONS       PAYOUTS(4)
----------------------------------  ---------  -----------  ---------  -----------  -----------  -------------  ---------------
Peter F. Campanella...............       1997   $ 273,333   $ 358,162   $  21,140    $ 664,313         8,000              --
  President and Chief Executive
  Officer
George M. Collins(5)..............       1997     210,000     179,109       4,660      359,836         4,000              --
  Vice President--Worldwide Sales
Clark S. Kinlin...................       1997     158,133     115,769       2,160      166,078         4,000              --
  Vice President--Marketing
Twilver Gordon....................       1997     146,733     114,122          --           --         2,000              --
  Director--Manufacturing And
  Engineering
Kim L. Frock(6)...................       1997     137,333      84,231         720       55,369         4,000              --
  Vice President and Chief
  Financial Officer

                                     ALL OTHER
             NAME AND                 COMPEN-
        PRINCIPAL POSITION           SATION(4)
----------------------------------  -----------
Peter F. Campanella...............   $  35,667
  President and Chief Executive
  Officer
George M. Collins(5)..............      20,431
  Vice President--Worldwide Sales
Clark S. Kinlin...................       8,236
  Vice President--Marketing
Twilver Gordon....................      12,396
  Director--Manufacturing And
  Engineering
Kim L. Frock(6)...................       6,745
  Vice President and Chief
  Financial Officer

------------------------

(1) Reflects salary paid or deferred.

(2) Includes dividends on CPP Shares (as defined below) paid prior to attainment of the relevant performance vesting goals and tax gross-up payments.

(3) At the end of 1997, Messrs. Campanella, Collins, Kinlin and Gordon and Ms. Frock held an aggregate of 55,124; 18,479; 26,958; 0; and 5,396 shares, respectively, of restricted Corning common stock granted under Corning's Career Share Plan (such shares, "Career Shares") and under Corning's Corporate Performance Plans (such shares, "CPP Shares"), collectively having an aggregate value on December 31, 1997 of $2,034,423; $681,992; $994,920;
    $0; and $199,146, respectively.

    Career Shares held by Messrs. Campanella, Collins and Kinlin are fully vested as of the Closing Date, but are subject to transfer restrictions, which in the case of Mr. Campanella will be eliminated annually on a pro rata basis until age 60, and in the case of Mr. Kinlin will be eliminated annually on a pro rata basis for a period of five years commencing December 15, 1999. Career Shares held by Ms. Frock are subject to restriction on transfer until she retires at or after age 60 and are subject to forfeiture prior to age 60, in whole, if she voluntarily terminates employment with Corning and, in part, if her employment is terminated by Corning. CPP Shares held by Messrs. Campanella, Collins and Kinlin are fully vested as of the Closing Date, but are subject to transfer restrictions until February 1, 2000. CPP Shares held by Ms. Frock are not fully vested as of the Closing Date and are subject to both forfeiture and transfer restrictions until February 1, 2000.

    Dividends are paid to each named executive officer on all shares of restricted Corning common stock held by them.

(4) Represents amounts contributed by Corning as matching contributions to Corning's tax-qualified Investment Plan and amounts paid in cash to the named executive officers for benefits which would have been available to them pursuant to the terms of the Corning Investment Plan but for certain limitations on compensation which may be taken into account under tax-qualified plans as imposed pursuant to the Internal Revenue Code of 1986, as amended (the "Code").

(5) Mr. Collins' employment with the Company recently terminated and he has retired from Corning.

(6) Ms. Frock's employment with the Company recently terminated and she has become an employee of Corning.

    The following table sets forth certain information regarding options granted in 1997 to the named executive officers pursuant to Corning stock option plans.

               OPTION/SAR GRANTS IN LAST COMPLETED FISCAL YEAR(1)

                                                                                                                POTENTIAL REALIZABLE
                                                                                                                  VALUE AT ASSUMED
                                                                                                                RATES OF STOCK PRICE
                                                                                                                  APPRECIATION FOR
                                                                      INDIVIDUAL GRANTS(2)                         OPTION TERM(3)
                                                  ------------------------------------------------------------  --------------------
                                                    NUMBER OF        % OF TOTAL
                                                   SECURITIES          OPTIONS
                                                   UNDERLYING          GRANTED
                                                     OPTIONS        TO EMPLOYEES       EXERCISE    EXPIRATION    GAIN AT    GAIN AT
NAME                                                 GRANTED       IN FISCAL YEAR        PRICE        DATE         5%         10%
------------------------------------------------  -------------  -------------------  -----------  -----------  ---------  ---------
Peter F. Campanella.............................        8,000               0.9%       $   35.32       2/4/07   $ 177,700  $ 450,328
George M. Collins...............................        4,000               0.5%           35.32       2/4/07      88,850    225,164
Clark S. Kinlin.................................        4,000               0.5%           35.32       2/4/07      88,850    225,164
Twilver Gordon..................................        2,000               0.2%           47.00      4/23/07      59,116    149,812
Kim L. Frock....................................        4,000               0.5%           35.52       2/4/07      88,850    225,164

------------------------

(1) No SARs were granted in 1997 to any of the named executive officers.

(2) The stock option agreements with Messrs. Campanella, Collins, Kinlin and Ms. Frock provide that one-half of the options will become exercisable on February 1, 1999 and the remainder will become exercisable on February 1, 2000. The stock option agreement for Mr. Gordon provides that one-half of the options will become exercisable on April 24, 1998 and the remainder will become exercisable on April 24, 1999.

(3) The dollar amounts set forth under these columns are the result of calculations at the 5% and 10% rates established by the Commission and therefore are not intended to forecast future appreciation of the value of Corning's common stock.

    The following table sets forth the number of shares of Corning common stock covered by both exercisable and unexercisable stock options as of December 31, 1997 held by the named executive officers.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                     FISCAL YEAR-END OPTIONS/SAR VALUES(1)

                                                                      NUMBER OF SECURITIES
                                                                           UNDERLYING                VALUE OF UNEXERCISED
                                                                      UNEXERCISED OPTIONS            IN-THE-MONEY OPTIONS
                                                                     AT FISCAL YEAR END(2)          AT FISCAL YEAR END(3)
                                                                 ------------------------------  ----------------------------
                                          SHARES
                                         ACQUIRED       VALUE
NAME                                    ON EXERCISE   REALIZED    EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------------------  -------------  ---------  -------------  ---------------  ------------  --------------
Peter F. Campanella..................       26,951    $ 729,111       33,540          91,843      $  306,166     $  935,742
George M. Collins....................        5,345      179,289        3,593          36,340          37,354        356,144
Clark S. Kinlin......................            0            0       15,551          14,780         161,096        122,945
Twilver Gordon.......................            0            0        6,587           2,898          59,046          7,333
Kim L. Frock.........................        2,995      126,090        6,349           5,198          53,189         15,673

------------------------

(1) There are no SARs outstanding.

(2) Adjusted for spin-offs at December 31, 1996.

(3) Value at December 31, 1997.

PENSION PLAN

    Prior to the Closing Date, each of the named executive officers participated in and accrued benefits under Corning's Salaried Pension Plan (the "Corning Pension Plan"), a defined benefit plan. Benefits paid under this plan are based upon career earnings (regular salary and cash bonuses paid under Corning's variable compensation plans substantially as set forth in the Summary Compensation Table) and years of credited service. The benefit formula is reviewed and adjusted periodically for inflationary and other factors. Effective upon commencement of employment, salaried employees may contribute to the Corning Pension Plan two percent of their annual earnings up to the social security wage base. Such employees will receive for each year of credited service after December 31, 1990 an additional amount of pension benefit reflecting the value of the increased voluntary contribution. Benefits under the Corning Pension Plan are not subject to social security or other offsets.

    Corning maintains a non-qualified Supplemental Pension Plan (the "Supplemental Plan"), pursuant to which it will pay to certain executives, including each of the named executive officers, amounts approximately equal to the difference between the benefits provided for under the Corning Pension Plan and benefits which would have been provided thereunder but for limitations on benefits which may be provided under tax-qualified plans, as set forth in the Code.

    Effective upon the Closing Date, the Company will establish a pension plan ("CCP Pension Plan") providing pension benefits which are substantially similar in aggregate economic value to those provided by the Corning Pension Plan. It is anticipated that executives who participated in the Supplemental Plan will participate, as of the Closing Date, in the Borden Inc. Executive Supplemental Pension Plan.

    Maximum annual benefits calculated under the straight life annuity option form of pension payable to participants at age 60 are illustrated in the table set forth below. The table below does not reflect any limitations on benefits imposed by the Code. Assets of the Corning Pension Plan and Supplemental Plan will not be transferred to the Company from Corning in connection with the Recapitalization and the Company will have no obligations under these plans following the Recapitalization.

                                          YEARS OF SERVICE
                 ------------------------------------------------------------------
 REMUNERATION       15         20         25         30          35          40
---------------  ---------  ---------  ---------  ---------  ----------  ----------
  $   100,000    $  26,202  $  35,559  $  44,419  $  52,784  $   61,149  $   69,514
      200,000       56,202     75,559     94,419    112,784     131,149     149,514
      300,000       86,202    115,559    144,419    172,784     201,149     229,514
      400,000      116,202    155,559    194,419    232,784     271,149     309,514
      500,000      146,202    195,559    244,419    292,784     341,149     389,514
      600,000      176,202    235,559    294,419    352,784     411,149     469,514
      700,000      206,202    275,559    344,419    412,784     481,149     549,514
      800,000      236,202    315,559    394,419    472,784     551,149     629,514
      900,000      266,202    355,559    444,419    532,784     621,149     709,514
    1,000,000      296,202    395,559    494,419    592,784     691,149     789,514
    1,100,000      326,202    435,559    544,419    652,784     761,149     869,514
    1,200,000      356,202    475,559    594,419    712,784     831,149     949,514
    1,300,000      386,202    515,559    644,419    772,784     901,149   1,029,514
    1,400,000      416,202    555,559    694,419    832,784     971,149   1,109,514
    1,500,000      446,202    595,559    744,419    892,784   1,041,149   1,189,514

    It is estimated that Messrs. Campanella, Collins, Kinlin, Gordon and Ms. Frock, who currently have 25, 24, 15, 28 and 9 years of credited service, respectively, would receive each year (if they worked to age 60) $360,639, $98,030, $175,128, $74,868 and $148,072, respectively, under the Corning
Salaried Pension Plan, the Supplemental Plan and the CCP Pension Plan (if applicable) in the aggregate. Messrs. Campanella's, Collins', Kinlin's and Gordon's employment with Corning recently terminated and each became employees of the Company.

EMPLOYEE AGREEMENTS

    The Company has in place a severance practice pursuant to which it will provide to all salaried employees upon certain terminations of employment, compensation in amounts ranging between eight weeks of base salary (for employees with at least one year of service) and 52 weeks of base salary (for employees with at least 20 years of service).

COMPENSATION OF MEMBERS OF BOARD

    Members of the Board will receive no cash compensation for their service on the Board or its committees. Members of the Board will receive reimbursement for traveling costs and other out-of-pocket expenses incurred in attending Board and committee meetings.

RETENTION PROGRAM

    The Company has adopted a retention program (the "Retention Program") for 84 key employees (73 of its domestic employees and 11 of its international employees). The Retention Program provides that its participants will receive retention payments (ranging from three to six months of base salary) if they remain employed with the Company for six months following the Closing Date. The Recapitalization Agreement provides that Corning shall reimburse the Company for its payments made under the Retention Program following the Closing Date.

TRANSITION ARRANGEMENTS

    Corning has entered into transition agreements with eight officers of the Company providing certain cash and stock incentives and assurances regarding the treatment of outstanding Corning equity grants to such officers.

1998 STOCK PURCHASE AND OPTION PLAN

    The Company has adopted the 1998 Plan. The 1998 Plan provides for the sale by CCPC Acquisition of shares of outstanding Common Stock and the issuance by the Company of options to purchase authorized but unissued shares of Common Stock, subject to adjustment by the Company to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of the Company. The 1998 Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the Company. Unless sooner terminated by the Company's Board of Directors, the 1998 Plan will expire ten years after adoption. Such termination will not affect the validity of any grant under the 1998 Plan ("1998 Plan Grant") outstanding on the date of the termination. Under the 1998 Plan, CCPC Acquisition is currently in the process of selling shares of Common Stock, and the Company is making grants of options to purchase Common Stock, to certain members of management of the Company. In the aggregate, the sales of shares of Common Stock by CCPC Acquisition and the option grants by the Company will represent approximately 12.4% of the Company's fully diluted Common Stock.

    The Compensation Committee of the Board of Directors will administer the 1998 Plan, including, without limitation, the determination of the employees to whom 1998 Plan Grants will be made, the number of shares of Common Stock subject to each 1998 Plan Grant, and the various terms of 1998 Plan Grants. The Compensation Committee of the Board of Directors may from time to time amend the terms of any 1998 Plan Grant, but, except for adjustments made upon a change in the Common Stock by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control, or similar event, such action shall not adversely affect the rights of any participant under the 1998 Plan without such participant's consent. The Board of Directors retain the right to amend, suspend or terminate the 1998 Plan.

MANAGEMENT STOCKHOLDERS' AGREEMENTS

    In connection with the 1998 Plan, the Company and each such employee will enter into a management stockholders' agreement and a stock option agreement. The management stockholders' agreement and related sale participation agreement will (i) place restrictions on each such employee's ability to transfer shares of Common Stock, including a right of first refusal in favor of the Company,
(ii) provide each such employee the right to participate pro rata in certain sales of Common Stock by CCPC Acquisition or its affiliates and (iii) provide CCPC Acquisition and its affiliates the right to require each such employee to participate pro rata in certain sales of Common Stock by CCPC Acquisition or its affiliates. The management stockholders' agreements will also grant piggyback registration rights to each such employee pursuant to the CCPC Acquisition Registration Rights Agreement. In addition, the management stockholders' agreement will give the Company the right to purchase shares and options held by each such employee upon termination of employment for any reason and will permit each such employee to sell stock and options to the Company, and the Company will be required to purchase such stock, in the event of death, disability or retirement after turning 65 years of age.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of April 1, 1998 by (i) each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each of the Company's directors who own Common Stock, (iii) each of the named executive officers who own Common Stock and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each person named in the table below is Corning Consumer Products Company, E-Building, Houghton Park, Corning, New York 14831.

                                                                                  BENEFICIAL        PERCENTAGE OF
                                                                                 OWNERSHIP OF       COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER                                           COMMON STOCK(1)       OUTSTANDING
----------------------------------------------------------------------------  ------------------  -----------------
KKR Associates, L.P.(2) ....................................................        21,477,000             89.5%
c/o Kohlberg Kravis Roberts & Co., L.P.
9 West 57th Street
New York, New York 10019
  Edward A. Gilhuly.........................................................          --                 --
  Clifton S. Robbins........................................................          --                 --
  Scott M. Stuart...........................................................          --                 --
Corning Incorporated .......................................................         1,920,000              8.0%
One Riverfront Plaza
Corning, NY 14831
Peter F. Campanella(3)......................................................           180,000            *
Twilver Gordon(3)...........................................................            45,000            *
Clark S. Kinlin(3)..........................................................            80,000            *
Thomas C. O'Brien(3)........................................................            25,000            *
All executive officers and directors as a group (13 persons, excluding
Messrs. Gilhuly, Robbins and Stuart)(4).....................................           330,000              1.4%

--------------------------

 * Less than 1%.

(1) The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has an economic interest. The percentage of class outstanding is based on 24,000,000 shares of Common Stock outstanding on the Closing Date. It is expected that after completion of the Transactions, CCPC Acquisition will secondarily sell shares of Common Stock, and the Company will issue options to purchase Common Stock, to management of the Company, which in the aggregate will represent approximately 12.4% of the fully diluted common equity of the Company.

(2) Shares of Common Stock shown as owned by KKR Associates, L.P. ("KKR Associates") are owned of record by CCPC Acquisition. KKR Associates is the sole general partner of Whitehall Associates, L.P., which is the managing member of BW Holdings, LLC. BW Holdings, LLC owns 100% of the outstanding capital stock of CCPC Acquisition. Messrs. Gilhuly, Robbins and Stuart (who are directors of the Company) and Messrs. Henry R. Kravis, George E. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, Perry Golkin and Robert I. MacDonnel, as general partners of KKR Associates, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership. The address of KKR Associates is 9 West 57th Street, New York, New York 10019.

(3) The Company has granted Messrs. Campanella, Gordon, Kinlin and O'Brien options to purchase 540,000, 135,000, 240,000 and 75,000 shares of Common Stock, respectively, of which 20% will vest each year beginning one year after the date of grant.

(4) The Company currently is in the process of implementing the 1998 Plan which will provide for ownership of up to 12.4% of the outstanding Common Stock by members of management, including the shares acquired by Messrs. Campanella, Gordon, Kinlin and O'Brien.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

BETWEEN CORNING AND THE COMPANY

    Historically, Corning has provided the Company with certain administrative, technical and other services, as well as providing office space and manufacturing capacity in facilities owned or leased by Corning. Additionally, Corning has made available to the Company certain manufacturing technology and other intellectual property, including the Pyrex-Registered Trademark- and Corning Ware-Registered Trademark- trademarks. In connection with the Recapitalization, Corning and the Company entered into several agreements relating to the provision by Corning of goods and services to the Company, the sharing of certain facilities with the Company and the royalty-free license to use certain trademarks, tradenames, service marks, patents and know-how of Corning, in each case, on terms substantially as described below.

    HEADQUARTERS LEASE AND TRANSITION SERVICES AGREEMENT. Corning has entered into agreements with the Company pursuant to which Corning will continue to make available to the Company certain office space and related facilities currently used as the Company's headquarters until October 1, 1999 and certain administrative services which the Company currently obtains from or through Corning until April 1, 2000. Corning has agreed to provide this office space and these services on substantially the same terms as offered by Corning during the 12-month period immediately prior to the Recapitalization and reflected in the Company's historical financial statements. The Company has the right to terminate the headquarters' lease on 30 days' notice and the right to terminate the receipt of specific administrative services on 90 days' notice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Separation from Corning; Transaction Related Charges."

    SUPPLY AGREEMENT. Certain of the Company's Pyrex-Registered Trademark-bakeware products are manufactured at a facility owned by Corning in Greenville, Ohio. The Company and Corning entered into a supply agreement pursuant to which Corning will supply the Company with manufacturing capacity for these products for three years. Orders under the supply agreement will be billed at Corning's actual cost (consisting of standard costs plus variances allocable to production of the Company's products) determined in the same manner as during the 12-month period immediately prior to the Recapitalization and reflected in the Company's historical financial statements.

    TECHNOLOGY SUPPORT AGREEMENT. The Company obtains certain manufacturing technology, engineering and research and development services from Corning. The Company and Corning entered into a technology support agreement pursuant to which Corning will continue to make these manufacturing and technology services available to the Company. In addition, the technology support agreement will provide for Corning and the Company to conduct an annual technology review, for each other's benefit, relating to patents and technical know-how in the field of the Company's products. The manufacturing technology and engineering services to be provided by Corning will be made available to the Company on the same basis as has been made available to the Company during the 12-month period immediately prior to the Recapitalization. The technology support agreement will have a term of five years and will be renewable for an additional five-year term at the option of the Company.

    ADMINISTRATIVE SERVICES AGREEMENT. In order to enable the Company to continue its sales operations in Australia, Brazil, Mexico, China, Hong Kong, India, Japan, Korea, Singapore and Taiwan, Corning or its affiliates will provide certain administrative and distribution services and sublease space to the Company. The administrative services agreement governing these arrangements has a term of two years expiring on April 1, 2000 and is on terms designed to replicate substantially the economic terms of the arrangements in effect during the 12 months immediately prior to the Recapitalization.

    SHARED FACILITY AGREEMENT. The Company's Corning, New York manufacturing facility is adjacent to, and shares certain assets and infrastructure (e.g., waste disposal and utility service facilities) with, Corning's Fallbrook Plant. The Company and Corning have entered into a shared facility agreement pursuant to which the parties have provided for the continued use and sharing of these assets and infrastructure facilities and the allocation of the costs associated with these items (which costs are generally allocated according to the parties' relative use of such shared asset) until April 1, 2008, or until such earlier time as the Company or Corning shall have terminated its obligation to accept or provide such assets and infrastructure facilities in accordance with the agreement.

    LICENSE AGREEMENTS. Corning and the Company entered into certain license agreements pursuant to which Corning granted to the Company exclusive licenses to use the Corning Ware-Registered Trademark- trademark, service mark and trade name and Pyroceram-Registered Trademark- trademark in the field of housewares and the Pyrex-Registered Trademark- trademark in the field of durable consumer products (which the Company currently does not sell) for ten years (each renewable at the option of the Company on the same terms and conditions for an unlimited number of successive ten-year terms). In addition, Corning entered into agreements with the Company providing for the Company's continued use of the Corning name for up to three years (and up to five years for molds and molded products with the Corning name embedded thereon). Corning granted to the Company a fully paid, royalty free license of patents and know-how (including evolutionary improvements) owned by Corning that pertain to or have been used in the Company's business. See "Business--Intellectual Property."

    CORNING GLASS CENTER AND SUPPLY ARRANGEMENTS. Pursuant to the Recapitalization Agreement, the Company will maintain its commercial arrangements with the Corning Glass Center (the Corning employee store) for a period of ten years following the Closing Date on a pricing basis of the Company's standard costs plus 15% and will continue to sell products to Corning's manufacturing facilities for a period of five years in substantially the same quantities and terms as during the twelve month period prior to March 2, 1998.

BETWEEN BORDEN AND THE COMPANY

    In connection with the Recapitalization, the Company and Borden entered into an agreement pursuant to which Borden will provide management, consulting and financial services to the Company. Services will be provided in such areas as the preparation and evaluation of strategic, operating, financial and capital plans and the development and implementation of compensation and other incentive programs. In consideration for such services, Borden will be entitled to an annual fee of $1.5 million, plus reimbursement for certain expenses and indemnification against certain liabilities. This agreement is terminable by either party upon 30 days written notice. In connection with the Recapitalization and in consideration of services provided by Borden in arranging, structuring and negotiating the terms of the Recapitalization and the related financing transactions, the Company paid Borden transaction and financing fees and expenses of $8.0 million. The transaction and financing fees and expenses are included in the fees and expenses incurred in connection with the Recapitalization described under "Summary" and were funded through the stated sources of funds disclosed thereunder. In addition, Borden and its affiliates provided all of the interim debt financing for the Recapitalization, a portion of which was refinanced by borrowings under the Credit Facilities and the remainder was refinanced with the proceeds of the Old Notes.

TAX SHARING AGREEMENT

    The Company and certain of its subsidiaries have entered into a tax sharing arrangement with CCPC Acquisition pursuant to which the Company and such subsidiaries will be required to compute their provision for income taxes on a separate return basis and pay to, or receive from, CCPC Acquisition the separate U.S. federal and applicable state and local income tax return liability or credit so computed, if any.

STOCKHOLDERS' AGREEMENT; REGISTRATION RIGHTS AGREEMENT

    The Company, CCPC Acquisition and Corning entered into the Stockholders' Agreement which provides for certain restrictions and rights regarding the transfer of Common Stock, including a right of first refusal in favor of, first, the Company and, if the Company refuses, then CCPC Acquisition with respect to the Common Stock owned by Corning. After the Closing Date, Corning will have the right to participate pro rata in certain sales of Common Stock through the Corning Tag Along, and CCPC Acquisition will have the right to require Corning to participate pro rata in certain sales of Common Stock by CCPC Acquisition through the Corning Drag Along. In addition, the Stockholders' Agreement provides Corning with unlimited "piggy back" registration rights and one demand registration right.

    CCPC Acquisition has the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act shares of Common Stock held by it pursuant to the CCPC Acquisition Registration Rights Agreement. Such registration rights will generally be available to CCPC Acquisition until registration under the Securities Act is no longer required to enable it to resell the Common Stock owned by it without restriction. The CCPC Acquisition Registration Rights Agreement provides, among other things, that the Company will pay all registration expenses in connection with the first six demand registrations requested by CCPC Acquisition and in connection with any registration commenced by the Company as a primary offering in which CCPC Acquisition participates through "piggyback" registration rights granted under the CCPC Acquisition Registration Rights Agreement.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Certificate of Incorporation of the Company authorizes 45,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 2,000,000 shares have been designated as the Junior Preferred Stock. As of April 1, 1998, the outstanding capital stock of the Company consisted of 24,000,000 shares of Common Stock and 1,200,000 shares of the Junior Preferred Stock. The following summaries of certain provisions of the Common Stock and the Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the Certificate of Incorporation and Bylaws of the Company.

COMMON STOCK

    Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company, and do not have cumulative voting rights. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose, subject to preferences that may be applicable to any outstanding Preferred Stock and any other provisions of the Company's Certificate of Incorporation. Holders of Common Stock have no preemptive or other rights to subscribe for additional shares. No shares of Common Stock are subject to redemption or a sinking fund. In the event of any liquidation, dissolution or winding up of the Company, after payment of the debts and other liabilities of the Company, and subject to the rights of holders of shares of Preferred Stock, holders of Common Stock are entitled to share pro rata in any distribution to the stockholders. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders.

    Holders of Junior Preferred Stock are entitled to receive cumulative dividends at the rate of $0.75 per share per calendar quarter. Such dividends may be paid, at the option of the Company, in cash or in additional shares of Junior Preferred Stock, or in a combination thereof. The Company may at any time at its option redeem the Junior Preferred Stock at a redemption price per share equal to $25.00, plus an amount equal to all unpaid accumulated dividends thereon (the "Redemption Price"). Upon a Change of Control, the holders of the Junior Preferred Stock have the right to require the Company to purchase the Junior Preferred Stock at the Redemption Price, subject to the restrictions contained in the Credit Facilities and subject to the prior payment of the Change of Control Payment relating to the Exchange Notes and any other amounts due pursuant to indebtedness of the Company as a result of the Change of Control. In the event of a liquidation, dissolution or winding up of the Company, the holders of Junior Preferred Stock shall be entitled to an amount equal to $25.00 per share, plus an amount equal to all accumulated dividends thereon. Holders of Junior Preferred Stock are not entitled to voting or conversion rights.

                        DESCRIPTION OF CREDIT FACILITIES

    The Credit Facilities are provided by a syndicate of banks and other financial institutions (the "Lenders") led by The Chase Manhattan Bank, as administrative agent (the "Administrative Agent"), Salomon Brothers Holding Company Inc, as syndication agent, and Bankers Trust Company, as documentation agent. The Credit Facilities provide for the Term Loans of $200.0 million and the Revolving Credit Facility of up to $275.0 million. The Revolving Credit Facility includes borrowing capacity of up to $25.0 million for letters of credit, and up to $25.0 million for short-term swing line loans. The final maturity of the Term Loans is the date that is 8 1/2 years after closing of the Credit Facilities on April 9, 1998 (the "Closing") and provides for nominal annual amortization. The final maturity of loans under the Revolving Credit Facility is the date that is 7 years after the Closing. Certain capitalized terms used in this section have the meanings set forth in the Credit Facilities.

    The interest rate for the Term Loans fluctuates based on leverage and initially is Adjusted LIBOR plus 2.00%. The interest rate under the Revolving Credit Facility fluctuates based on leverage and initially is ABR plus 1.75%. The Company may elect interest periods of 1, 2, 3 or 6 months (or 9 or 12 months, to the extent available from all the Lenders) for Adjusted LIBOR borrowings. Calculation of interest is on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest in arrears is payable at the end of each interest period and, in any event, at least every 3 months or 90 days, as the case may be. ABR is the Alternate Base Rate, which is the highest of Chase's Prime Rate, the Federal Funds Effective Rate plus 0.5% and the Base CD Rate plus 1.0%. Adjusted LIBOR and the Base CD Rate will at all times include statutory reserves to the extent actually incurred (and, in the case of the Base CD Rate, FDIC assessment rates).

    The Company will pay a commitment fee at a rate which will fluctuate based on leverage and initially is 0.375% per annum on the undrawn portion of the commitments in respect of the Credit Facilities, payable quarterly in arrears after the Closing. The commitment fees will at all times be calculated based on the actual number of days elapsed over a 365-day year.

    The Company will pay a letter of credit fee equal to a rate per annum equal to the margin for Adjusted LIBOR loans under the Revolving Credit Facility, less 0.125%, on the aggregate face amount of outstanding letters of credit under the Revolving Credit Facility, payable in arrears at the end of each quarter and upon the termination of the Revolving Credit Facility, in each case for the actual number of days elapsed over a 365-day year. In addition, the Company will pay to the fronting bank, for its own account, (a) a fronting fee of 0.125% per annum on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon the termination of the Revolving Credit Facility, in each case for the actual number of days elapsed over a 365-day year, and (b) customary issuance, amendment and administration fees.

    The Credit Facilities contain provisions under which commitment fees and interest rates will be adjusted in increments based on the ratio (the "Leverage Ratio") of consolidated total debt to consolidated adjusted EBITDA in effect from time to time. Subject to certain exceptions, the margin for Adjusted LIBOR loans for the Term Loans and the Revolving Credit Facility, and the commitment fee rate thereunder, will be, in the case of a Leverage Ratio (i) greater than or equal to 6.0:1.0, 2.50%, 2.25% and 0.425%, respectively, (ii) greater than or equal to 5.5:1.0 but less than 6.0:1.0, 2.25%, 2.00% and 0.375%, respectively,
(iii) greater than or equal to 5.0:1.0 but less than 5.5:1.0, 2.00%, 1.75% and 0.375%, respectively, (iv) greater than or equal to 4.5:1.0 but less than 5.0:1.0, 1.75%, 1.50% and 0.350%, respectively, (v) greater than or equal to 4.0:1.0 but less than 4.5:1.0, 1.50%, 1.25% and 0.30%, respectively, (vi)
greater than or equal to 3.25:1.0 but less than 4.0:1.0, 1.50%, 1.00% and 0.25%, respectively and (vii) less than 3.25:1.0, 1.50%, 0.75% and 0.225%, respectively, with the margin for ABR loans being 1.0% less than the corresponding margin for Adjusted LIBOR loans (but not less than 0%).

    The Term Loans are subject to mandatory prepayment with (a) the net cash proceeds of certain non-ordinary-course asset sales or other dispositions of property by the Company and its subsidiaries, except to the extent that such proceeds are reinvested in the business of the Company and its subsidiaries within a specified time period and subject to certain other exceptions, (b) a portion of excess cash flow (as defined in the Credit Facilities) and (c) the net proceeds of certain issuances of debt obligations of the Company and its subsidiaries. Voluntary prepayments and Revolving Credit Facility commitment reductions are permitted in whole or in part at the option of the Company, in minimum principal amounts, without premium or penalty, subject to reimbursement of certain of the Lenders' costs under certain conditions.

    The Company's obligations under the Credit Facilities are required to be secured by a perfected first priority pledge of and security interest in (i) all the common stock of existing and subsequently acquired direct domestic subsidiaries of the Company (which at Closing consisted of Revere Ware Corporation; the Company intends to transfer substantially all of its assets to a new subsidiary after the Closing, the stock of which will also be pledged as described above) other than common stock of unrestricted subsidiaries and certain subsidiaries created or acquired in connection with permitted acquisitions, (ii) evidences of indebtedness in excess of $5.0 million received by the Company in connection with asset sales other than sales in the ordinary course of business or in connection with permitted sale-leasebacks and (iii) 65% of the common stock of existing and subsequently acquired material direct foreign subsidiaries. In addition, indebtedness under the Credit Facilities is required to be guaranteed by each existing and subsequently acquired domestic subsidiary of the Company (which at Closing consisted of Revere Ware Corporation), subject to certain exceptions. See "Description of the Exchange Notes-- Subordination" and "Risk Factors--Subordination" and "--Encumbrances on Assets to Secure Credit Facilities."

    The Credit Facilities contain customary covenants and restrictions on the Company's ability to, among other things, incur debt, grant liens, sell assets, pay dividends, make investments, prepay or redeem the Exchange Notes, enter into leases or make capital expenditures. In addition, the Credit Facilities provide that the Company (i) must meet or exceed a ratio of consolidated adjusted EBITDA to consolidated adjusted interest expense of 1.50 to 1.00 in 1998 and gradually increasing through the maturity of the Term Loans to 2.50 to 1.00 and (ii) must not exceed a ratio of consolidated total debt to consolidated adjusted EBITDA of
6.50 to 1.00 at the end of the last quarter of 1998 and gradually decreasing through the maturity of the Term Loans to 4.00 to 1.00.

    Events of default under the Credit Facilities include (i) nonpayment of principal with no period of grace and nonpayment of interest, fees or other amounts due under the Credit Facilities within 5 days after the same become due;
(ii) material breach of any representation or warranty; (iii) failure to observe any other term, covenant or agreement contained in the Credit Facilities beyond an applicable period of grace; (iv) the failure by the Company or its subsidiaries (1) to make payments in respect of any indebtedness when due which continues after the applicable period of grace or (2) to perform or observe any condition or covenant or any other event occurring or condition existing relating to indebtedness of the Company or its subsidiaries and the effect of such failure, event or condition is to cause or to permit the holders of such indebtedness to cause such indebtedness to be due prior to its stated maturity, and, in the case of both clause (1) and (2), the aggregate amount of such indebtedness, together with the aggregate amount of all other indebtedness in default, equals or exceeds $20.0 million; (v) certain events of bankruptcy or insolvency with respect to the Company or material subsidiaries; (vi) the occurrence of certain events under the Employee Retirement Income Security Act of 1974, as amended; (vii) any material provision of the pledge agreement ceasing to create a valid security interest or the guaranty of the Company's obligations ceasing to be effective; (viii) judgments against the Company or its subsidiaries of $20.0 million or greater that remain unsatisfied, unvacated or unstayed pending appeal for a period of 60 days after entry; or (ix) a change of control.

    A "change of control" under the Credit Facilities will occur if (a) KKR, its affiliates and management of the Company cease to own in the aggregate, directly or indirectly, beneficially and of record, at least 35% of the outstanding voting stock of the Company (other than as the result of one or more widely distributed offerings of voting stock of the Company); (b) any person, entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) have acquired direct or indirect beneficial ownership of a percentage of the outstanding voting stock of the Company that exceeds the percentage of such voting stock then beneficially owned, in the aggregate, by KKR, its affiliates and management of the Company, unless, in the case of (a) or (b) above, KKR, its affiliates and management of the Company have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company; or (c) at any time "continuing directors" shall not constitute a majority of the Board of Directors of the Company. Continuing directors of the Company under the Credit Facilities is defined in the Credit Facilities to include members of the Board of Directors at Closing, individuals who have been members of the Board of Directors for the preceding 12 months, individuals nominated by KKR and individuals nominated by a majority of the then continuing directors.

                               THE EXCHANGE OFFER

GENERAL

    The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), to exchange up to $200.0 million aggregate principal amount of Exchange Notes for a like aggregate principal amount of Old Notes properly tendered on or prior to the Expiration Date and not withdrawn as permitted pursuant to the procedures described below. The Exchange Offer is being made with respect to all of the Old Notes.

    As of the date of this Prospectus, $200.0 million aggregate principal amount of the Old Notes is outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about           , 1998, to all holders of
Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "--Certain Conditions to the Exchange Offer" below. The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

PURPOSE OF THE EXCHANGE OFFER

    The Old Notes were issued on May 5, 1998 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Old Notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

    In connection with the issuance and sale of the Old Notes, the Company entered into the Registration Rights Agreement, which requires the Company to file with the Commission a registration statement relating to the Exchange Offer not later than 100 days after the date of issuance of the Old Notes, and to use its best efforts to cause the registration statement relating to the Exchange Offer to become effective under the Securities Act not later than 200 days after the date of issuance of the Old Notes and the Exchange Offer to be consummated not later than 230 days after the date on which the Old Notes were issued. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement.

    The Exchange Offer is being made by the Company to satisfy its obligations with respect to the Registration Rights Agreement. The term "holder," with respect to the Exchange Offer, means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by The Depository Trust Company. Other than pursuant to the Registration Rights Agreement, the Company is not required to file any registration statement to register any outstanding Old Notes. Holders of Old Notes who do not tender their Old Notes or whose Old Notes are tendered but not accepted would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Old Notes.

    The Company is making the Exchange Offer in reliance on the position of the Staff of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the Staff, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a Holder (other than any Holder who is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such

Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. See "--Resale of Exchange Notes." Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE

    The Company hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of the Old Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof and will not be subject to any covenant regarding registration. The Exchange Notes will evidence the same indebtedness as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of Exchange Notes."

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

    The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for sale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder that is a broker-dealer or is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any other such person is engaging in or intends to engage in a distribution of such Exchange Notes. Since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the Staff of the Commission would make a similar determination with respect to the Exchange Offer. Any holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. A broker-dealer may not participate in the Exchange Offer with respect to Old Notes acquired other than as a result of market-making activities or other trading activities. See "Plan of Distribution."

    Interest on the Exchange Notes will accrue from the last Interest Payment Date on which interest was paid on the Old Notes so surrendered or, if no interest has been paid on such Notes, from May 5, 1998.

    Tendering holders of the Old Notes shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Old Notes pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

    The Exchange Offer will expire at 5:00 p.m., New York City time, on
               , 1998, unless the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open (such date, as it may be extended, is referred to herein as the "Expiration Date") . The Expiration Date will be at least 20 business days after the commencement of the Exchange Offer in accordance with Rule 14e-1(a) under the Exchange Act. The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer unless properly withdrawn. The Company does not anticipate extending the Expiration Date.

    The Company expressly reserves the right to (i) terminate or amend the Exchange Offer and not to accept for exchange any Old Notes not theretofore accepted for exchange upon the occurrence of any of the events specified below under "--Certain Conditions to the Exchange Offer" which have not been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Old Notes, whether before or after any tender of the Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent and will either issue a press release or give oral or written notice to the holders of the Old Notes as promptly as practicable.

    For purposes of the Exchange Offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will exchange the Exchange Notes for the Old Notes on the Exchange Date.

PROCEDURES FOR TENDERING OLD NOTES

    The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal.

    A holder of Old Notes may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old Notes being tendered and any required signature guarantees and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth below on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY. NO OLD NOTES OR LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE COMPANY.

    If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a "book-entry transfer facility") whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

    The Exchange Agent will make a request within two business days after the date of receipt of this Prospectus to establish accounts with respect to the Old Notes at the book-entry transfer facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Old Notes by causing such book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

    If a holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its address set forth below on or prior to the Expiration Date, a letter, telegram or facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Old Notes are registered and, if possible, the certificate numbers of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the Expiration Date, the Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of the notice of guaranteed delivery ("Notice of Guaranteed Delivery") which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

    A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Notes.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

    If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Old Notes.

    If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

    By tendering, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, or if it is an affiliate it will comply with the registration and prospectus requirements of the Securities Act to the extent applicable.

    Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

    The party tendering Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or transfer ownership of such Old Notes on the account books maintained by a book-entry transfer facility. The Transferor further agrees that acceptance of any tendered Old Notes by the Company and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Company of certain of its obligations under the Registration Rights Agreement. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

    The Transferor certifies that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each Transferor which is a broker-dealer receiving Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company will, for a period of 90 days after the Expiration Date, make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

WITHDRAWAL RIGHTS

    Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

    For a withdrawal to be effective, a written notice of withdrawal sent by facsimile transmission (receipt confirmed by telephone) or letter must be received by the Exchange Agent at the address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) specify the principal amount of Notes to be withdrawn, (iv) include a statement that such holder is withdrawing his election to have such Old Notes exchanged, (v) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered or as otherwise described above (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee under the Indenture register the transfer of such Old Notes into the name of the person withdrawing the tender and (vi) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company and such determination will be final and binding on all parties.

    Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account with such book-entry transfer facility specified by the holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly on the Exchange Date, all Old Notes properly tendered and will issue the Exchange Notes promptly after such acceptance. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

    For each Old Note accepted for exchange, the holder of such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note.

    In all cases, issuance of Exchange Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the Exchange Agent's account at the book-entry transfer facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such non-exchanged Old Notes will be credited to an account maintained with such book-entry transfer facility) as promptly as practicable after the expiration of the Exchange Offer.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer (by oral or written notice to the Exchange Agent or by a timely press release) if at any time before the acceptance of such Old Notes for exchange or the exchange of the Exchange Notes for such Old Notes, any of the following conditions exist:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority or any injunction, order or decree is issued with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

        (b) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company that is or may be adverse to the Company, or the Company shall have become aware of facts that have or may have adverse significance with respect to the value of the Old Notes or the Exchange Notes or that may materially impair the contemplated benefits of the Exchange Offer to the Company; or

        (c) any law, rule or regulation or applicable interpretations of the Staff of the Commission is issued or promulgated which, in the good faith determination of the Company, do not permit the Company to effect the Exchange Offer; or

        (d) any governmental approval has not been obtained, which approval the Company, in its sole discretion, deems necessary for the consummation of the Exchange Offer; or

        (e) there shall have been proposed, adopted or enacted any law, statute, rule or regulation (or an amendment to any existing law statute, rule or regulation) which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

        (f) there shall occur a change in the current interpretation by the staff of the Commission which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes; or

        (g) there shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market (whether or not mandatory), (ii) any limitation by any govermental agency or authority which may adversely affect the ability of the Company to complete the transactions contemplated by the Exchange Offer, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iv) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other leading institutions in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof.

    The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Notes upon the occurrence of any of the foregoing conditions (which represent all of the material conditions to the acceptance by the Company of properly tendered Old Notes). In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Old Notes.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If the Company waives or amends the foregoing conditions, it will, if required by law, extend the Exchange Offer for a minimum of five business days from the date that the Company first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Exchange Offer would otherwise expire within such five business-day period. Any determination by the Company concerning the events described above will be final and binding upon all parties.

    In addition, the Company will not accept for exchange any Old Notes tendered, and no Exchange Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event the Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

    The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

    The Bank of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below:

         BY HAND/OVERNIGHT COURIER:                              BY MAIL:
            The Bank of New York                           The Bank of New York
             101 Barclay Street                           101 Barclay Street, 7E
       Corporate Trust Services Window                   New York, New York 10286
                Ground Level                    Attention: Vincent Jhingoor, Reorganization
 Attention: Vincent Jhingoor, Reorganization                      Section
                   Section

                                       BY FACSIMILE:
                                       (212) 815-6339

Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent at the address and telephone number set forth in the Letter of Transmittal.

    DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN THE ONES SET FORTH ON THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; FEES AND EXPENSES

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for their customers.

    The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $500,000, which includes fees and expenses of the Exchange Agent, Trustee, registration fees, accounting, legal, printing and related fees and expenses.

    No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company.

Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Old Notes in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdication.

TRANSFER TAXES

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the carrying value of the Old Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the exchange of Exchange Notes for Old Notes. Expenses incurred in connection with the issuance of the Exchange Notes will be amortized over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon. Old Notes not exchanged pursuant to the Exchange Offer will continue to remain outstanding in accordance with their terms. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act.

    Participation in the Exchange Offer is voluntary, and holders of Old Notes should carefully consider whether to participate. Holders of Old Notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

    As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange

Offer. All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Old Notes could be adversely affected.

    The Company may in the future seek to acquire, subject to the terms of the Indenture, untendered Old Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Old Notes which are not tendered in the Exchange Offer.

RESALE OF EXCHANGE NOTES

    The Company is making the Exchange Offer in reliance on the position of the staff of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the Staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a Holder (other than any Holder who is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such Holder's business and that such Holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities
Act) of such Exchange Notes. However, any Holder who is an "affiliate" of the Company or who has an arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act
(i) could not rely on the applicable interpretations of the staff and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. Each such broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

    In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Exchange Notes reasonably requests. Such registration or qualification may require the imposition of restrictions or conditions (including suitability requirements for offerees or purchasers) in connection with the offer or sale of any Exchange Notes.

                       DESCRIPTION OF THE EXCHANGE NOTES

GENERAL

    The Old Notes were issued and the Exchange Notes offered hereby will be issued under the Indenture. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Exchange Notes are subject to all such terms, and holders of the Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture describes the material terms of the Indenture but is subject to, and qualified in its entirety by reference to, the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions." The Indenture is an exhibit to the Registration Statement of which this Prospectus is a part.

    On April 30, 1998, the Company issued $200.0 million aggregate principal amount of Old Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration and other rights relating to the exchange of the Old Notes for Exchange Notes. The Trustee will authenticate and deliver Exchange Notes for original issue only in exchange for a like principal amount of Old Notes. Any Old Notes that remain outstanding after the consummation of the Exchange Offer, together with the Exchange Notes, will be treated as a single class of securities under the Indenture. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Exchange Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentage in aggregate principal amount of the Old Notes and Exchange Notes then outstanding.

    The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. As of March 31, 1998, on a pro forma basis giving effect to Transactions, the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $271.6 million, all of which would have been secured Indebtedness and the Company would have had no Senior Subordinated Indebtedness outstanding other than the Notes. The Indenture will permit the incurrence of additional Senior Indebtedness in the future. See "Risk Factors--Substantial Leverage and Debt Service."

    The Company is in the process of contributing substantially all of its assets to its Subsidiaries and will operate as a holding company conducting substantially all of its operations through its Subsidiaries. Consequently, the Notes will be effectively subordinated to the obligations of the Company's Subsidiaries, including the guarantee by its Subsidiaries of obligations under the Senior Credit Facilities. The Notes are not guaranteed by any of the Company's Subsidiaries. In the event of an insolvency, liquidation or other reorganization of any of the Subsidiaries of the Company, the creditors of the Company (including the holders of the Notes), as well as stockholders of the Company, will have no right to proceed against the assets of such Subsidiaries or to cause the liquidation or bankruptcy of such Subsidiaries under Federal bankruptcy laws. Creditors of such Subsidiaries, including lenders under the Senior Credit Facilities, would be entitled to payment in full from such assets before the Company would be entitled to receive any distribution therefrom. Except to the extent that the Company may itself be a creditor with recognized claims against such Subsidiaries, claims of creditors of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including claims under the Notes. In addition, as a result of the Company becoming a holding company, the Company's operating cash flow and its ability to service its indebtedness, including the Notes, will be dependent upon the operating cash flow of its Subsidiaries and the payment of funds by such Subsidiaries to the Company in the form of loans, dividends or otherwise. As of March 31, 1998, after giving pro forma effect to the Transactions, the Subsidiaries of the Company would have had total liabilities of $117.4 million (excluding guarantees in respect of the Senior Credit Facilities).

    As of the Issuance Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

SUBORDINATION

    The payment of the Subordinated Note Obligations will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or cash equivalents of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of such Senior Indebtedness and all outstanding Letter of Credit Obligations will be fully cash collateralized before the Holders will be entitled to receive any payment with respect to the Subordinated Note Obligations, and until all Senior Indebtedness is paid in full in cash equivalents, any distribution to which the Holders would be entitled shall be made to the holders of Senior Indebtedness (except that Holders may receive (i) shares of stock and any debt securities that are subordinated at least to the same extent as the Notes to (a) Senior Indebtedness and (b) any securities issued in exchange for Senior Indebtedness and (ii) payments made from the trusts described under "--Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Subordinated Note Obligations (except in such subordinated securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on, or of unreimbursed amounts under drawn letters of credit or in respect of bankers' acceptances or fees relating to letters of credit or bankers' acceptances constituting, Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "PAYMENT DEFAULT") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods (a "NON-PAYMENT DEFAULT") and the Trustee receives a notice of such default (a "PAYMENT BLOCKAGE NOTICE") from a representative of holders of such Designated Senior Indebtedness. Payments on the Notes, including any missed payments, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or cash equivalents and all outstanding Letter of Credit Obligations shall have been fully cash collateralized and (b) in case of a nonpayment default, the earlier of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received (each such period, the "PAYMENT BLOCKAGE PERIOD") or
(z) the date such Payment Blockage Period shall be terminated by written notice to the Trustee from the requisite holders of such Designated Senior Indebtedness necessary to terminate such period or from their representative. No new Payment Blockage Period may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice. However, if any Payment Blockage Notice within such 365-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than the agent under the Senior Credit Facilities), the agent under the Senior Credit Facilities may give another Payment Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 365 consecutive day period. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

    If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders to accelerate the maturity thereof.

    The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of insolvency, bankruptcy, administration, reorganization, receivership or similar proceedings relating to the Company, Holders may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. In addition, the Notes will be structurally subordinated to the liabilities of Subsidiaries of the Company. At March 31, 1998, on a pro forma basis after giving effect to the Transactions, the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $271.6 million, all of which would have been secured Indebtedness, the Company would have had no Senior Subordinated Indebtedness outstanding other than the Old Notes and the Company's subsidiaries would have had total liabilities of $117.4 million, excluding guarantees in respect of the Senior Credit Facilities. The Indenture permits the Company to incur additional indebtedness, including up to $278.4 million of additional Senior Indebtedness under the Senior Credit Facilities, subject to certain limitations. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants-- Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock."

    "DESIGNATED SENIOR INDEBTEDNESS" means (i) Senior Indebtedness under the Senior Credit Facilities and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as Designated Senior Indebtedness.

    "SENIOR INDEBTEDNESS" means (i) the Obligations under the Senior Credit Facilities and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, including, with respect to clauses (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any default or event of default, to the extent lawful) specified in the documents evidencing or governing such Senior Indebtedness, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by the Company,
(2) any obligation of the Company to any of its Subsidiaries, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities) other than obligations in respect of letters of credit under the Senior Credit Facilities, (4) any Indebtedness that is incurred in violation of the Indenture,
(5) Indebtedness which, when incurred and without respect to any election under
Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or obligation of the Company which is subordinate or junior to any other Indebtedness, guarantee or obligation of the Company, (7) Indebtedness evidenced by the Notes and (8) Capital Stock of the Company.

    "SUBORDINATED NOTE OBLIGATIONS" means any principal of, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, together with and including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

    The Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company. At the Issuance Date the Company will have no Subordinated Indebtedness.

PRINCIPAL, MATURITY AND INTEREST

    The Notes will mature on May 1, 2008. Interest on the Notes will accrue at the rate of 9 5/8% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 1998, to Holders of record on the immediately preceding April 15 and October 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issuance Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; PROVIDED that all payments of principal, premium, if any, and interest with respect to Notes represented by one or more permanent global Notes registered in the name of or held by The Depository Trust Company or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

MANDATORY REDEMPTION

    Except as set forth below under "--Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

OPTIONAL REDEMPTION

    Except as described below, the Notes will not be redeemable at the Company's option prior to May 1, 2003. From and after May 1, 2003, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 1 of each of the years indicated below:

YEAR                                                                         REDEMPTION PRICE
--------------------------------------------------------------------------  ------------------
2003......................................................................         104.813%
2004......................................................................         103.208%
2005......................................................................         101.604%
2006 and thereafter.......................................................         100.000%

    In addition, at any time or from time to time, on or prior to May 1, 2001, the Company may, at its option, redeem up to 35% of the aggregate principal amount of Notes originally issued under the Indenture on the Issuance Date at a redemption price equal to 109.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net proceeds of one or more Equity Offerings; PROVIDED that at least 65% of the aggregate principal amount of Notes originally issued under the Indenture on the Issuance Date remains outstanding immediately after the occurrence of each such redemption; PROVIDED FURTHER that each such redemption occurs within 90 days of the date of closing of each such Equity Offering. The Trustee shall select the Notes to be purchased in the manner described under "Repurchase at the Option of Holders--Selection and Notice."

    At any time on or prior to May 1, 2003, the Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days prior notice (but in no event more than 90 days after the occurrence of such Change of Control or transfer event) mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the "Redemption Date") (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

    "APPLICABLE PREMIUM" means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at May 1, 2003 (such redemption price being described under "--Optional Redemption") plus (2) all required interest payments due on such Note through May 1, 2003, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.

    "TREASURY RATE" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to May 1, 2003; PROVIDED, HOWEVER, that if the period from the Redemption Date to May 1, 2003 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to May 1, 2003 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL. The Indenture provides that, upon the occurrence of a Change of Control, unless the Company has elected to redeem the Notes in connection with such Change of Control, the Company will make an offer to purchase all of the Notes pursuant to the offer described below (the "CHANGE OF CONTROL OFFER") at a price in cash (the "CHANGE OF CONTROL PAYMENT") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The Indenture provides that within 30 days following any Change of Control, the Company will mail a notice to each Holder, with a copy to the Trustee, with the following information: (1) a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the "CHANGE OF CONTROL PAYMENT DATE"); (3) any Note not properly tendered will remain outstanding and continue to accrue interest; (4) unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date; (5) Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) Holders will be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes, provided that the paying agent receives, not later than the close of business on the last day of the Offer Period (as defined in the Indenture), a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing his tendered Notes and his election to have such Notes purchased; and (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

    The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under any outstanding Senior Indebtedness in each case necessary to permit the repurchase of the Notes required by this covenant.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Indenture provides that on the Change of Control Payment Date, the Company will, to the extent permitted by law, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,
(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate stating that such Notes or portions thereof have been tendered to and purchased by the Company. The Indenture will provide that the paying agent will promptly mail to each Holder the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, PROVIDED, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Senior Credit Facilities will, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, prohibit the Company from purchasing any Notes as a result of a Change of Control and/or provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders.

    The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

    ASSET SALES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless (x) the Company, or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; PROVIDED that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes), that are assumed by the transferee of any such assets, (b) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (c) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $50.0 million or (y) 15% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this provision and for no other purpose.

    Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may (i) apply the Net Proceeds from such Asset Sale to permanently reduce (x) Obligations under the Senior Credit Facilities (and to correspondingly reduce commitments with respect thereto), (y) other Senior Indebtedness or Senior Subordinated Indebtedness (and to correspondingly reduce commitments with respect thereto) (PROVIDED that if the Company shall so reduce Obligations under Senior Subordinated Indebtedness, it will equally and ratably reduce Obligations under the Notes if the Notes are then prepayable or, if the Notes may not then be prepaid, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid) or (z) Indebtedness of a Wholly Owned Restricted Subsidiary (other than Indebtedness owed to the Company or another Restricted Subsidiary), (ii) apply the Net Proceeds from such Asset Sale to an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case, used or useful in a Similar Business and/or (iii) apply the Net Proceeds from such Asset Sale to an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale. The Indenture will provide that any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company shall make an offer to all Holders (an "Asset Sale Offer") to purchase the maximum principal amount of Notes, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $15.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the

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provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Senior Credit Facilities will, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, prohibit the Company from purchasing any Notes pursuant to this Asset Sales covenant. In the event the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders.

    SELECTION AND NOTICE. If less than all of the Notes are to be redeemed at any time or if more Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Notes for redemption or purchase, as the case may be, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $1,000 or less shall be purchased or redeemed in part.

    Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes to be purchased or redeemed at such Holder's registered address. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

    A new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase or redemption date unless the Company defaults in payment of the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof purchased or called for redemption.

CERTAIN COVENANTS

    LIMITATION ON RESTRICTED PAYMENTS. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); (ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness (other than (x) Indebtedness permitted under clauses (g) and (h) of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (y) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or

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final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (b) immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

        (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (including Restricted Payments permitted by clauses (i), (ii) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (iv) (only to the extent that amounts paid pursuant to such clause are greater than amounts that could have been paid pursuant to such clause if $5.0 million and $10.0 million were substituted in such clause for $10.0 million and $20.0 million, respectively), (vi), (ix) and (x) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), PLUS (ii) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities and Qualified Proceeds received by the Company since immediately after the closing of the Transactions from the issue or sale of Equity Interests of the Company (including Retired Capital Stock (as defined below), but excluding cash proceeds, marketable securities and Qualified Proceeds received from the sale of (A) Equity Interests to members of management, directors or consultants of the Company and its Subsidiaries after the Issuance Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (iv) of the next succeeding paragraph and (B) Designated Preferred Stock) or debt securities of the Company that have been converted into such Equity Interests of the Company (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), PLUS (iii) 100% of the aggregate amount of cash, marketable securities and Qualified Proceeds contributed to the capital of the Company following the Issuance Date (other than by a Restricted Subsidiary of the Company), PLUS (iv) 100% of the aggregate amount received in cash, the fair market value of marketable securities and Qualified Proceeds (other than Restricted Investments) received by means of (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by the Company and its Restricted Subsidiaries or (B) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clauses (vii) or (xi) below or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary plus (v) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors in good faith or if such fair market value may exceed $25

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    million, in writing by an independent investment banking firm of nationally recognized standing, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clauses (vii) or (xi) below or to the extent such Investment constituted a Permitted Investment).

        The foregoing provisions will not prohibit:

         (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

        (ii) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("RETIRED CAPITAL STOCK") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (other than any Disqualified Stock) ("REFUNDING CAPITAL STOCK") and (b) the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

        (iii) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company which is incurred in compliance with "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (PLUS the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired), (B) such Indebtedness is subordinated to Senior Indebtedness and the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

        (iv) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company held by any future, present or former employee, director or consultant of the Company or any Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; PROVIDED, HOWEVER, that the aggregate Restricted Payments made under this clause (iv) does not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year); PROVIDED FURTHER that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of the Company to members of management, directors or consultants of the Company and its Subsidiaries that occurs after the Issuance Date (to the extent the cash proceeds from the sale of such Equity Interest have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (c)) plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issuance Date less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this subparagraph (iv); and PROVIDED FURTHER that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection

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    with a repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

        (v) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the covenant entitled "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" to the extent such dividends are included in the definition of Fixed Charges;

        (vi) (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issuance Date or (B) the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii); PROVIDED, HOWEVER, in either case, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 1.75 to 1.00;

       (vii) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds or distributions made pursuant to clause (xiv) below), not to exceed $25.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

       (viii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

        (ix) the payment of dividends on the Company's Common Stock, following the first public offering of the Company's Common Stock after the Issuance Date, of up to 6% per annum of the net proceeds received by the Company in such public offering, other than public offerings with respect to the Company's Common Stock registered on Form S-8;

        (x) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Company in existence on the Issuance Date and which are not held by KKR or any of their Affiliates on the Issuance Date (including any Equity Interests issued in respect of such Equity Interests as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise, but excluding any management equity plan or stock option plan or similar agreement), PROVIDED that notwithstanding the foregoing proviso, the Company and its Restricted Subsidiaries shall be permitted to make Restricted Payments under this clause (x) only if after giving effect thereto, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

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        (xi) Investments that are made with Excluded Contributions;

       (xii) other Restricted Payments in an aggregate amount not to exceed $20.0 million;

       (xiii) distributions or payments of Receivables Fees;

       (xiv) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (j) of the definition of Permitted Investments);

       (xv) cash dividends and other payments to CCPC Acquisition in amounts equal to (A) the amounts required for CCPC Acquisition to pay any Federal, state or local income taxes to the extent that such income taxes are attributable to the income of the Company and its Subsidiaries and (B) the amounts required for CCPC Acquisition to pay franchise taxes, administrative and similar expenses related to its existence and to its ownership of the Company; and

       (xvi) cash dividends and other payments required to be made under the Recapitalization Agreement provided however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (ii)(b),
    (iii) through (v) and (vi) through (x) and clauses (xii) and (xiv), no Default or Event or Default shall have occurred and be continuing or would occur as a consequence thereof. To the extent the issuance of Equity Interests and the receipt of capital contributions are applied to permit the issuance of Indebtedness pursuant to clause (m) of "--Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," the issuance of such Equity Interests and the receipt of such capital contributions shall not be applied to permit payments under this covenant or Permitted Investments (other than clauses (a) and (c) thereof).

    As of the Issuance Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time (whether pursuant to the first paragraph of this covenant or under clauses (vii), (xi) and (xii)) and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

    LIMITATIONS ON INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED STOCK. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "INCUR" and collectively, an "INCURRENCE") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's and its Restricted Subsidiaries' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 1.75 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

                                      111
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    The foregoing limitations will not apply to:

        (a) the existence of Indebtedness under Credit Facilities on the Issuance Date together with the incurrence by the Company of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $550.0 million outstanding at any one time;

        (b) the incurrence by the Company of Indebtedness represented by the Notes issued on the Issuance Date;

        (c) Existing Indebtedness (other than Indebtedness described in clauses
    (a) and (b));

        (d) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (d), does not exceed 20% of Total Assets;

        (e) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; PROVIDED, HOWEVER, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (f) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; PROVIDED, HOWEVER, that (i) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause
    (i)) and (ii) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (g) Indebtedness of the Company to a Restricted Subsidiary; PROVIDED that any such Indebtedness is subordinated in right of payment to the Notes; PROVIDED FURTHER that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (h) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; PROVIDED that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor incurs such Indebtedness from a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; PROVIDED

                                      112
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    further that any subsequent transfer of any such Indebtedness (except to the
    Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

         (i) shares of preferred stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; PROVIDED that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Company or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock;

        (j) Hedging Obligations that are incurred in the ordinary course of business (but in any event excluding Hedging Obligations entered into for speculative purposes);

        (k) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

        (l) Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

        (m) Indebtedness and Disqualified Stock of the Company or any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and incurred pursuant to this clause
    (m), does not at any one time outstanding exceed the sum of (x) $150.0 million and (y) 100% of the net cash proceeds received by the Company since immediately after the Transactions from the issue or sale of Equity Interests of the Company or net cash proceeds contributed to the capital of the Company (in each case other than Disqualified Stock) as determined in accordance with clauses (c)(ii) and (c)(iii) of the first paragraph of "--Limitation on Restricted Payments" to the extent such net cash proceeds have not been applied pursuant to such clauses to make Restricted Payments or to make other payments or exchanges pursuant to the second paragraph of "--Limitation on Restricted Payments" or to make Permitted Investments (other than clauses (a) and (c) thereof) (it being understood that any Indebtedness incurred under this clause (m) shall cease to be deemed incurred or outstanding for purposes of this clause (m) but shall be deemed to be incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (m));

        (n) (i) any guarantee by the Company of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture and (ii) any guarantee by a Restricted Subsidiary of Indebtedness of the Company, PROVIDED that such guarantee is incurred in accordance with the covenant described below under "--Limitation on Guarantees of Indebtedness by Restricted Subsidiaries;"

        (o) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, this clause (o) and clause (p) below or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "REFINANCING INDEBTEDNESS") prior to its respective maturity; PROVIDED, HOWEVER, that such Refinancing Indebtedness
    (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced, (ii) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or PARI PASSU to the Notes, such Refinancing Indebtedness is subordinated or PARI PASSU to the Notes at least to the same extent as the Indebtedness being refinanced or

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    refunded and (iii) shall not include (x) Indebtedness of a Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and PROVIDED FURTHER that subclauses (i) and (ii) of this clause
    (o) will not apply to any refunding or refinancing of any Senior Indebtedness; and

        (p) Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the Indenture; PROVIDED that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and PROVIDED FURTHER that after giving effect to such acquisition or merger, either (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (ii) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (p) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof except as otherwise set forth in clause (m). Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

    For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; PROVIDED that (x) the U.S. dollar-equivalent principal amount of any such Indebtedness outstanding or committed on the Issuance Date shall be calculated based on the relevant currency exchange rate in effect on March 31, 1998, and (y) if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

    LIENS. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Senior Subordinated Indebtedness or Subordinated Indebtedness on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured (or senior to, in the event the Lien relates to Subordinated Indebtedness) with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

    The Indenture provides that no Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Senior Subordinated Indebtedness or Subordinated Indebtedness of such Guarantor on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Guarantee of such Guarantor is equally and ratably secured (or senior to, in the event the Lien relates to Subordinated

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
Indebtedness) with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

    MERGER, CONSOLIDATION, OR SALE OF ALL OR SUBSTANTIALLY ALL ASSETS. The Indenture provides that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the "SUCCESSOR COMPANY"); (ii) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; (iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, (A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;
(v) each Guarantor, if any, unless it is the other party to the transactions described above, in which case clause (ii) shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Notes. Notwithstanding the foregoing clause (iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

    Each Guarantor, if any, shall not, and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless (i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "SUCCESSOR GUARANTOR"); (ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;
(iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee.

    TRANSACTIONS WITH AFFILIATES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of

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any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an "AFFILIATE TRANSACTION") involving aggregate payments or consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

    The foregoing provisions will not apply to the following: (i) transactions between or among the Company and/or any of its Restricted Subsidiaries; (ii) Restricted Payments permitted by the provisions of the Indenture described above under the covenant "--Limitation on Restricted Payments"; (iii) the payment of customary annual management, consulting, monitoring and advisory fees and related expenses to KKR and its Affiliates; (iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary;
(v) payments by the Company or any of its Restricted Subsidiaries to KKR and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Company in good faith; (vi) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph; (vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith; (viii) any agreement as in effect as of the Issuance Date (including, without limitation, each of the agreements entered into in connection with the Transactions) or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders in any material respect) or any transaction contemplated thereby; (ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issuance Date and any similar agreements which it may enter into thereafter; PROVIDED, HOWEVER, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issuance Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders in any material respect; (x) the Transactions and the payment of all fees and expenses related to the Transactions (including the payment of any adjustment to the Cash Dividend or the Contingent Payment); (xi) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; (xii) sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and (xiii) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder and their Related Parties.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or

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otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

        (a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

        (b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

           (1) contractual encumbrances or restrictions in effect on the Issuance Date, including, without limitation, pursuant to Existing Indebtedness or the Senior Credit Facilities and their related documentation;

           (2) the Indenture and the Notes;

           (3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

           (4) applicable law or any applicable rule, regulation or order;

           (5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

           (6) contracts for the sale of assets, including, without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

           (7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "--Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

           (8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

           (9) other Indebtedness or Disqualified Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

           (10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

           (11) customary provisions contained in leases and other agreements entered into in the ordinary course of business;

           (12) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases,

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       supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

           (13) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility.

    LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED SUBSIDIARIES. (a) The Indenture provides that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company unless
(i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary except that with respect to a guarantee of Indebtedness of the Company (A) if the Notes are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness under the Indenture and (B) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and (iii) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Guarantee of the Notes has been duly executed and authorized and (B) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; PROVIDED that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary (x) that (A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or
(y) that guarantees the payment of Obligations of the Company or any Restricted Subsidiary under the Senior Credit Facilities or any other Senior Indebtedness and any refunding, refinancing or replacement thereof, in whole or in part, PROVIDED that such refunding, refinancing or replacement thereof constitutes Senior Indebtedness and PROVIDED FURTHER that any such Senior Indebtedness and any refunding, refinancing or replacement thereof is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act, which private placement provides for registration rights under the Securities Act.

    (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon
(i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee.

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    LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS.  The Indenture
provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company or any Indebtedness of any Guarantor, as the case may be, unless such Indebtedness is either (a) PARI PASSU in right of payment with the Notes or such Guarantor's Guarantee, as the case may be or (b) subordinate in right of payment to the Notes, or such Guarantor's Guarantee, as the case may be.

    REPORTS AND OTHER INFORMATION. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission (the "COMMISSION"), the Indenture will require the Company to file with the Commission (and make available to the Trustee and Holders (without exhibits), without cost to each Holder, within 15 days after it files them with the Commission), (a) within 90 days after the end of each fiscal year, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q (or any successor or comparable form); (c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form); and (d) any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act; PROVIDED, HOWEVER, the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act. Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the Exchange Offer or the effectiveness of the Shelf Registration Statement by the filing with the Commission of the Exchange Offer Registration Statement and/or Shelf Registration Statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

    The following events constitute Events of Default under the Indenture:

         (i) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

        (ii) default for 30 days or more in the payment when due of interest on or with respect to the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

        (iii) failure by the Company or any Guarantor for 30 days after receipt of written notice given by the Trustee or the holders of at least 30% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes;

        (iv) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issuance Date, if both (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the

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
    holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

        (v) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (vi) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; or

       (vii) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of the Company or any Guarantor that is a Significant Subsidiary denies that it has any further liability under its Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture).

    If any Event of Default (other than of a type specified in clause (vi) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately; PROVIDED, HOWEVER, that, so long as any Indebtedness permitted to be incurred under the Indenture as part of the Senior Credit Facilities shall be outstanding, no such acceleration shall be effective until the earlier of (i) acceleration of any such Indebtedness under the Senior Credit Facilities or (ii) five business days after the giving of written notice to the Company and the administrative agent under the Senior Credit Facilities of such acceleration. Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (vi) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such Notes.

    The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (iv) above, such Event of Default and all consequences thereof (including without limitation any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or (z) if the default that is the basis for such Event of Default has been cured.

    The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days, upon

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becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The obligations of the Company and the Guarantors, if any, under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("LEGAL DEFEASANCE") and cure all then existing Events of Default except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to the Indenture, (ii) the Company's obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Guarantor released with respect to certain covenants that are described in the Indenture ("COVENANT DEFEASANCE") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

         (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the outstanding Notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal, premium, if any, or interest on the outstanding Notes;

        (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the Issuance Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to

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    U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or, with respect to certain bankruptcy or insolvency Events of Default, on the 91st day after such date of deposit;

        (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

        (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable U.S. federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

       (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Guarantor or others; and

       (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either (a) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust) have been delivered to the Trustee for cancellation; or (b)
(i) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (ii) no Default or Event of Default with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;
(iii) the Company or any Guarantor has paid or caused to be paid all sums payable by it under such Indenture; and (iv) the Company has delivered irrevocable instructions to the Trustee under such

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Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a purchase of or tender offer or exchange offer for Notes).

    The Indenture provides that without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any such Note or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"),
(iii) reduce the rate of or change the time for payment of interest on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders, (v) make any Note payable in money other than that stated in such Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes, (vii) make any change in the foregoing amendment and waiver provisions, (viii) impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (ix) make any change in the subordination provisions of the Indenture that would adversely affect the Holders.

    The Indenture provides that, notwithstanding the foregoing, without the consent of any Holder, the Company, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee or the Notes (i) to cure any ambiguity, omission, defect or inconsistency, (ii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iii) to comply with the covenant relating to mergers, consolidations and sales of assets, (iv) to provide for the assumption of the Company's or any Guarantor's obligations to Holders, (v) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder, (vi) to add covenants for the

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benefit of the Holders or to surrender any right or power conferred upon the
Company, (vii) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act,
(viii) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof, or (ix) to add a Guarantor under the Indenture.

    The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of such Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

    The Indenture, the Notes and the Guarantees, if any, will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to the choice of law rules thereof.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

    "ACQUIRED INDEBTEDNESS" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly

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or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

    "ASSET SALE" means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "DISPOSITION") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

        (a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or inventory or goods held for sale in the ordinary course of business;

        (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "--Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

        (c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "--Limitation on Restricted Payments";

        (d) any disposition of assets with an aggregate fair market value of less than $1.0 million;

        (e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

        (f) any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

        (g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

        (h) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issuance Date, including, without limitation, sale-leasebacks and asset securitizations;

        (i)  foreclosures on assets;

        (j) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (j) of the definition of Permitted Investments); and

        (k) sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CAPITALIZED LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

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
    "CASH EQUIVALENTS" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million, (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P and (viii) Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

    "CHANGE OF CONTROL" means the occurrence of any of the following:

        (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder and their Related Parties; or

        (ii) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total Voting Stock of the Company.

    "CONSOLIDATED DEPRECIATION AND AMORTIZATION EXPENSE" means with respect to any Person for any period, the total amount of depreciation and amortization expense and other noncash charges (excluding any noncash item that represents an accrual, reserve or amortization of a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, and net payments (if any) pursuant to Hedging Obligations, excluding amortization of deferred financing fees) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; PROVIDED, HOWEVER, that Receivables Fees shall be deemed not to constitute Consolidated Interest Expense.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; PROVIDED, HOWEVER, that (i) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded, (ii) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, (iii) any net after-tax income
(loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded, (iv) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary

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course of business (as determined in good faith by the Board of Directors of the
Company) shall be excluded, (v) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; PROVIDED that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary (subject to the limits in clause (vii) below) thereof in respect of such period,
(vi) the Net Income of any Person acquired in a pooling of interests transaction shall not be included for any period prior to the date of such acquisition and
(vii) the Net Income for such period of any Restricted Subsidiary shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; PROVIDED that Consolidated Net Income of the Company shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period. Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants--Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, repurchases and redemptions of Restricted Investments, repayments of loans and advances which constitute Restricted Investments, sales of the stock of an Unrestricted Subsidiary or distributions or dividends from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(iv) thereof.

    "CONTINGENT OBLIGATIONS" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("PRIMARY OBLIGATIONS") of any other Person (the "PRIMARY OBLIGOR") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,
(i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

    "CREDIT FACILITIES" means, with respect to the Company, one or more debt facilities (including, without limitation, the Senior Credit Facilities) or commercial paper facilities with banks or other institutional lenders or indentures providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables), letters of credit or other long-term indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "DEFAULT" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

    "DESIGNATED NONCASH CONSIDERATION" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

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    "DESIGNATED PREFERRED STOCK" means preferred stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in paragraph
(c) of the "--Limitation on Restricted Payments" covenant.

    "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; PROVIDED, HOWEVER, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

    "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (a) provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income, plus (b) Consolidated Interest Expense of such Person for such period and any Receivables Fees paid by such Person or any of its Restricted Subsidiaries during such period, in each case to the extent the same was deducted in calculating such Consolidated Net Income, plus (c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus (d) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred by the Indenture (whether or not successful) (including such fees, expenses or charges related to the Transactions) and deducted in such period in computing Consolidated Net Income, plus (e) the amount of any restructuring charge deducted in such period in computing Consolidated Net Income (including any one-time costs incurred in connection with acquisitions after the Issuance Date), plus (f) without duplication, any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of a cash reserve for any future period) plus
(g) the amount of any minority interest expense deducted in calculating Consolidated Net Income, less, without duplication (h) non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EQUITY OFFERING" means any public or private sale of common stock or preferred stock of the Company (excluding Disqualified Stock), other than (i) public offerings with respect to the Company's Common Stock registered on Form S-8 and (ii) any such public or private sale that constitutes an Excluded Contribution.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "EXCLUDED CONTRIBUTION" means net cash proceeds, marketable securities or Qualified Proceeds, in each case, received by the Company from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company, in each case designated as

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Excluded Contributions pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in paragraph (c) under "--Limitation on Restricted Payments."

    "EXISTING INDEBTEDNESS" means Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of the sale of the Old Notes as described in this Prospectus.

    "FIXED CHARGE COVERAGE RATIO" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "CALCULATION DATE"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

    "FIXED CHARGES" means, with respect to any Person for any period, the sum of
(a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock of such Person.

    "FOREIGN SUBSIDIARY" means a Restricted Subsidiary not organized or existing under the laws of the United States, any State thereof, the District of Columbia, or any territory thereof.

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
    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issuance Date. For the purposes of the Indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary.

    "GOVERNMENT SECURITIES" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

    "GUARANTEE" means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning. No Guarantees will be issued in connection with the initial offering and sale of the Notes.

    "GUARANTOR" means any Person that incurs a Guarantee; PROVIDED that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor. No Guarantees will be issued in connection with the initial offering and sale of the Notes.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

    "HOLDER" means a holder of the Notes.

    "INDEBTEDNESS" means, with respect to any Person, (a) any indebtedness (including principal and premium) of such Person, whether or not contingent (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof), (iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or (iv) representing any Hedging Obligations, if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP, (b) to the extent not otherwise included, any obligation by such

Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); PROVIDED, HOWEVER, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness, and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness of a Person.

    In addition, "Indebtedness" of any Person shall include Indebtedness described in the foregoing paragraph that would not appear as a liability on the balance sheet of such Person if (i) such Indebtedness is the obligation of a partnership or a joint venture that is not a Restricted Subsidiary (a "Joint Venture"), (2) such Person or a Restricted Subsidiary is a general partner of the Joint Venture (a "General Partner") and (3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary; and such Indebtedness shall be included in an amount not to exceed (x) the greater of (A) the net assets of the General Partner and (B) the amount of such obligations to the extent that there is recourse by, contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary (other than the General Partner) or (y) if less than the amount determined pursuant to clause
(x) immediately above, the actual amount of such Indebtedness that is recourse to such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent paid by the Company or its Restricted Subsidiaries.

    "INDEPENDENT FINANCIAL ADVISOR" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

    "INVESTMENT GRADE SECURITIES" means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

    "ISSUANCE DATE" means the closing date for the sale and original issuance of the Old Notes under the Indenture.

    "LETTER OF CREDIT OBLIGATIONS" means all Obligations in respect of Indebtedness of the Company with respect to letters of credit issued pursuant to the Senior Credit Facilities which Indebtedness shall be deemed to consist of
(a) the aggregate maximum amount available to be drawn under all such letters of credit (the determination of such aggregate maximum amount to assume compliance with all conditions for drawing) and (b) the aggregate amount that has been paid by, and not reimbursed to, the issuers under such letters of credit.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); PROVIDED that in no event shall an operating lease be deemed to constitute a Lien.

    "MOODY'S" means Moody's Investors Service, Inc.

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (i) of the second paragraph of "--Repurchase at the Option of Holders--Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

    "OFFICER" means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

    "OFFICERS' CERTIFICATE" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

    "PERMITTED HOLDERS" means KKR and any of its Affiliates.

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
    "PERMITTED INVESTMENTS" means (a) any Investment in the Company or any Restricted Subsidiary; (b) any Investment in cash and Cash Equivalents or Investment Grade Securities; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Similar Business if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or (ii) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "-- Repurchase at the Option of Holders--Asset Sales" or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on the Issuance Date; (f) advances to employees not in excess of $10.0 million outstanding at any one time, in the aggregate; (g) any Investment acquired by the Company or any of its Restricted Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (ii) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (h) Hedging Obligations permitted under clause (j) of the "Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant; (i) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business; (j) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds), not to exceed the greater of (x) $100.0 million or (y) 15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (k) Investments the payment for which consists of Equity Interests of the Company (exclusive of Disqualified Stock); PROVIDED, HOWEVER, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the "Limitation on Restricted Payments" covenant; (l) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds or distributions made pursuant to clause (xiv) of the second paragraph of "--Limitation on Restricted Payments"), not to exceed the greater of (x) $30.0 million or (y) 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (m) Investments in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (m) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds or distributions made pursuant to clause (xiv) of the second paragraph of "--Limitation on Restricted Payments"), not to exceed $100.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); PROVIDED that at the time of such Investment the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock;" (n) Investments relating to any special purpose Wholly-Owned Subsidiary of the Company organized in connection with a Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility; (o) guarantees (including Guarantees) of Indebtedness permitted under the covenant "--Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock;" (p) any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under

"Certain Covenants--Transactions with Affiliates" (except transactions described in clauses (ii), (vi), (vii) and (xi) of such paragraph); and (q) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons.

    "PERSON" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "PREFERRED STOCK" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

    "QUALIFIED PROCEEDS" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; PROVIDED that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors in good faith, except that in the event the value of any such assets or Capital Stock may exceed $25.0 million or more, the fair value shall be determined in writing by an independent investment banking firm of nationally recognized standing.

    "RECEIVABLES FACILITY" means one or more receivables financing facilities, as amended from time to time, pursuant to which the Company and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

    "RECEIVABLES FEES" means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

    "RELATED PARTIES" means any Person controlled by a Permitted Holder, including any partnership or limited liability company of which a Permitted Holder or its Affiliates is the general partner or managing member, as the case may be.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

    "S&P" means Standard and Poor's Ratings Group.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "SENIOR CREDIT FACILITIES" means that certain Credit Agreement dated as of April 9, 1998 among the Company, The Chase Manhattan Bank, as administrative agent, Salomon Brothers Inc, as syndication agent, Bankers Trust Company, as documentation agent and the several lenders from time to time parties thereto, including any collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof, PROVIDED, HOWEVER, that in connection with any facilities which refund, replace or refinance such Credit Agreement there shall not be more than one facility at any one time that is identified as the Senior Credit Facilities and, if at any time there is more than one facility which would constitute the Senior Credit Facilities, the Company will designate to the Trustee which one of such facilities will be the Senior Credit Facilities for purposes of the Indenture.

    "SENIOR SUBORDINATED INDEBTEDNESS" means (a) with respect to the Company, Indebtedness which ranks PARI PASSU in right of payment to the Notes and (b) with respect to any Guarantor, Indebtedness which ranks PARI PASSU in right of payment to the Guarantee of such Guarantor.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

    "SIMILAR BUSINESS" means the housewares and appliance businesses and any activities or businesses incidental, directly related or similar thereto, or any line of business engaged in by the Company or its Subsidiaries on the Issuance Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

    "SUBORDINATED INDEBTEDNESS" means (a) with respect to the Company, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to the Guarantee of such Guarantor.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

    "TOTAL ASSETS" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

    "UNRESTRICTED SUBSIDIARY" means (i) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated), PROVIDED that (a) any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company, (b) such designation complies with the covenants described under "--Certain Covenants--Limitation on Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that, immediately after giving effect to such designation no Default or Event of Default shall have occurred and be continuing and either
(i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under "--Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (ii) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                   EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

    The Company and the Initial Purchasers entered into the Exchange and Registration Rights Agreement concurrently with the issuance of the Old Notes. Pursuant to the Exchange and Registration Rights Agreement, the Company agreed to (i) file with the Commission on or prior to 100 days after the date of issuance of the Old Notes (the "Issue Date" or the "Issuance Date") a registration statement on an appropriate form under the Securities Act (the "Exchange Offer Registration Statement"), with respect to the "Exchange Offer" for the Old Notes under the Securities Act and (ii) use its reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 200 days after the Issue Date. As soon as practicable after the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the holders of Transfer Restricted Securities who are not prohibited by any law or policy of the Commission from participating in the Exchange Offer the opportunity to exchange their Restricted Securities for an issue of a Exchange Notes that are identical in all material respects to the Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) and that would be registered under the Securities Act. The Company will keep the Exchange Offer open for not less than 20 business days (or longer, if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Notes.

    If (i) because of any change in law or applicable interpretations thereof by the staff of the Commission, the Company is not permitted to effect the Exchange Offer as contemplated hereby, (ii) any Old Notes validly tendered pursuant to the Exchange Offer are not exchanged for Exchange Notes within 230 days after the Issue Date, (iii) any Initial Purchaser so requests with respect to Old Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer,
(iv) any applicable law or interpretations do not permit any holder of Old Notes to participate in the Exchange Offer or (v) any holder of Old Notes that participates in the Exchange Offer does not receive freely transferable Exchange Notes in exchange for tendered Old Notes, then the Company will file with the Commission a shelf registration statement (the "Shelf Registration Statement") to cover resales of Transfer Restricted Securities by such holders who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged for a freely transferable Exchange Note in the Exchange Offer, (ii) the date on which such Old Notes has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act or is salable pursuant to Rule 144(k) under the Securities Act.

    The Company will use its reasonable best efforts to have the Exchange Offer Registration Statement or, if applicable, the Shelf Registration Statement (each, a "Registration Statement") declared effective by the Commission as promptly as practicable after the filing thereof. Unless the Exchange Offer would not be permitted by a policy of the Commission, the Company will commence the Exchange Offer and will use its reasonable best efforts to consummate the Exchange Offer as promptly as practicable, but in any event prior to 230 days after the Issue Date. If applicable, the Company will use its reasonable best efforts to keep the Shelf Registration Statement effective for a period until two years after the Issue Date or such shorter period when all Old Notes covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated in the Shelf Registration Statement or when the Notes became eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions, if any.

    If (i) the applicable Registration Statement is not fixed with the Commission on or prior to 100 days after the Issue Date (or, in the case of a Shelf Registration Statement required to be filed in response to a change in law or applicable interpretations of the Staff of the Commission, if later, within 45 days after publication of the change in law or interpretations, but in no event before 100 calendar days after the Issuance Date); (ii) the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is not declared effective within 200 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or applicable interpretations of the Staff of the Commission, if later, within 90 days after publication of the change in law or interpretations, but in no event before 200 days after the Issuance Date); (iii) the Exchange Offer is not consummated on or prior to 230 days after the Issue Date (other than in the event the Company files a Shelf Registration Statement) or (iv) the Shelf Registration Statement is filed and declared effective within 200 days after the Issue Date but shall thereafter cease to be effective (at any time that the Company is obligated to maintain the effectiveness thereof) without being succeeded within 90 days by an additional Registration Statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"), the Company will be obligated to pay liquidated damages to each holder of Transfer Restricted Securities, during the period of one or more such Registration Defaults, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-quarter of one percent per annum (which rate will be increased by an additional one-quarter of one percent per annum for each subsequent 90-day period that any liquidated damages continue to accrue; provided that the rate at which liquidated damages accrue may in no event exceed one percent per annum) in respect of the Old Notes constituting Transfer Restricted Securities held by such holder until the applicable Registration Statement is filed, the Exchange Offer Registration Statement is declared effective and the Exchange Offer is consummated or the Shelf Registration Statement is declared effective or again becomes effective, as the case may be. All accrued liquidated damages shall be paid to holders in the same manner as interest payments on the Old Notes on semi-annual payment dates which correspond to interest payment dates for the Old Notes. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease. Notwithstanding the foregoing, the Company may issue a notice that the Shelf Registration Statement is unusable pending the announcement of a material corporate transaction and may issue any notice suspending use of the Shelf Registration Statement required under applicable securities laws to be issued and, in the event that the aggregate number of days in any consecutive twelve-month period for which all such notices are issued and effective exceeds 30 days in the aggregate, then the Company will be obligated to pay liquidated damages to each holder of Transfer Restricted Securities in an amount equal to one-quarter of one percent per annum (which rate will be increased by an additional one-quarter of one percent per annum for each subsequent 90-day period that liquidated damages continue to accrue; provided that the rate at which liquidated damages accrue may in no event exceed one percent per annum) in respect of the Old Notes constituting Transfer Restricted Securities. Upon the Company declaring that the Shelf Registration Statement is usable after the period of time described in the preceding sentence the accrual of liquidated damages shall cease.

    The Exchange and Registration Rights Agreement also provides that the Company (i) shall make available for a period of 90 days after the consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes and (ii) shall pay expenses incident to the Exchange Offer and will indemnify certain holders of the Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Exchange and Registration Rights Agreement (including certain indemnification rights and obligations).

    Each holder of Old Notes who wishes to exchange such Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business; (ii) it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and (iii) it is not an "affiliate" (as defined in Rule 405 under the Securities Act) of the Company, or if it is an affiliate, that will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

    If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities (an "Exchanging Dealer"), it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

    Holders of the Old Notes will be required to make certain representations to the Company (as described above) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement in order to have their Old Notes included in the Shelf Registration statement and benefit from the provisions regarding liquidated damages set forth in the preceding paragraphs. A holder who sells Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange and Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations).

    For so long as the Old Notes are outstanding, the Company will continue to provide to holders of the Old Notes and to prospective purchasers of the Old Notes the information required by Rule 144A(d)(4) under the Securities Act.

    The foregoing description of the Exchange and Registration Rights Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the Exchange and Registration Rights Agreement. The Company will provide a copy of the Exchange and Registration Rights Agreement to prospective purchasers of Old Notes identified to the Company by any Initial Purchaser upon request.

                         BOOK-ENTRY; DELIVERY AND FORM

    The certificates representing the Exchange Notes will be issued in fully registered form. The Exchange Notes initially will be represented by a single, permanent global Exchange Note, in definitive, fully registered form without interest coupons (the "Global Exchange Note") and will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

    The descriptions of the operations and procedures of DTC, Euroclear and Cedel set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither the Company nor any of the Initial Purchasers takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

    DTC has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended and (v) a "clearing agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

    The Company expects that pursuant to procedures established by DTC upon deposit of each Global Exchange Note, ownership of the Exchange Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

    The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Exchange Notes represented by a Global Exchange Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in Exchange Notes represented by a Global Exchange Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

    So long as DTC or its nominee is the registered owner of a Global Exchange Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by the Global Exchange Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Exchange Note will not be entitled to have Exchange Notes represented by such Global Exchange Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Exchange Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of Exchange Notes under the Indenture or such Exchange Global Note. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of Exchange Notes, or a holder that is an owner of a beneficial interest in a Global Exchange Note desires to take any action that DTC, as the holder of such Global Exchange Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Exchange Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such Exchange Notes.

    Payments with respect to the principal of, and premium, if any, Liquidated Damages, if any, and interest on, any Exchange Notes represented by a Global Exchange Note registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Exchange Note representing such Exchange Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Exchange Notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Exchange Note (including principal, premium, if any, Liquidated Damages, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Exchange Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

    Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    Subject to compliance with the transfer restrictions applicable to the Exchange Notes, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Exchange Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositaries for Euroclear or Cedel.

    Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global Exchange Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel as a result of sales of interest in a Global Security by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

    Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Exchange Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events as provided in the Indenture, then, upon surrender by DTC of the Global Exchange Notes, Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the Exchange Notes represented by the Global Exchange Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Exchange Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Exchange Notes to be issued).

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. A broker-dealer may not participate in the Exchange Offer with respect to Old Notes acquired other than as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the Exchange Offer and so notifies the Company, or causes the Company to be so notified in writing, the Company has agreed for a period of 90 days after the date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests
such documents in the Letter of Transmittal. In addition, until           , 1998
(90 days after the date of this Prospectus), all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers or any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company has agreed to pay all expenses incident to the Exchange Offer (other than commissions and concessions of any broker-dealers), subject to certain prescribed limitations, and will indemnify the holders of the Old Notes against certain liabilities, including certain liabilities that may arise under the Securities Act.

    By its acceptance of the Exchange Offer, any broker-dealer that receives Exchange Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using the Prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading or which may impose upon the Company disclosure obligations that may have a material adverse effect on the Company (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has notified such broker-dealer that delivery of the Prospectus may resume and has furnished copies of any amendment or supplement to the Prospectus to such broker-dealer.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the Exchange Notes offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett, New York, New York. A member of Simpson Thacher & Bartlett beneficially owns shares of Common Stock which represent less than 0.1% of the Common Stock.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in this Prospectus, have been audited by Price Waterhouse LLP, independent accountants, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

    On April 1, 1998, the Company dismissed its independent accountants, Price Waterhouse LLP, and replaced them with Deloitte & Touche LLP. There were no disagreements with Price Waterhouse LLP on any matter of accounting principles, financial statement disclosure or auditing scope or procedure.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

FINANCIAL STATEMENTS OF CORNING CONSUMER PRODUCTS COMPANY

  Consolidated Financial Statements:

    Consolidated Balance Sheets-March 31, 1998 (unaudited)
    and December 31, 1997..................................................................................         F-2

    Consolidated Statements of Operations-Three Months Ended
    March 31, 1998 (unaudited) and 1997 (unaudited)........................................................         F-3

    Consolidated Statements of Cash Flows-Three Months Ended
    March 31, 1998 (unaudited) and 1997 (unaudited)........................................................         F-4

  Report of Independent Accountants........................................................................         F-5

  Consolidated Financial Statements:

    Consolidated Balance Sheets-December 31, 1997 and 1996.................................................         F-6

    Consolidated Statements of Operations-Years Ended
    December 31, 1997, 1996 and 1995.......................................................................         F-7

    Consolidated Statements of Cash Flows-Years Ended
    December 31, 1997, 1996 and 1995.......................................................................         F-8

    Notes to Consolidated Financial Statements.............................................................         F-9

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                                       MARCH 31,    DECEMBER 31,
                                                                                      -----------  --------------
                                                                                         1998           1997
                                                                                      -----------  --------------

                                                                                      (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.........................................................   $   7,421    $      4,345
  Accounts receivable, net of allowances of $6,662 and $7,304 at March 31, 1998 and
    December 31, 1997...............................................................      55,267          68,340
  Inventories, net..................................................................     150,430         136,138
  Prepaid expenses and other current assets.........................................       5,249           8,695
  Deferred taxes on income..........................................................       7,799           8,633
                                                                                      -----------  --------------
    TOTAL CURRENT ASSETS............................................................     226,166         226,151

Property and equipment, net.........................................................     150,510         153,332
Deferred taxes on income............................................................      29,286          29,273
Goodwill, net of accumulated amortization of $7,090 and $6,663 at March 31, 1998 and
  December 31, 1997.................................................................      59,997          60,424
Other assets........................................................................      16,339          14,464
                                                                                      -----------  --------------
    TOTAL ASSETS....................................................................   $ 482,298    $    483,644
                                                                                      -----------  --------------
                                                                                      -----------  --------------

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable and accrued expenses.............................................   $  69,587    $     79,153
  Due to Corning Incorporated.......................................................      96,224          87,142
                                                                                      -----------  --------------
    TOTAL CURRENT LIABILITIES.......................................................     165,811         166,295

Long-term debt......................................................................       8,285           8,285
Accrued postretirement liability....................................................      60,856          59,641
Other liabilities...................................................................      19,610          18,243
Minority interest in subsidiary company.............................................       1,010           1,046
                                                                                      -----------  --------------
    TOTAL LIABILITIES...............................................................     255,572         253,510

COMMITMENTS (NOTE 17)

STOCKHOLDER'S EQUITY
Common stock--$0.01 par value; shares authorized-45,000,000;
  shares issued-24,000,000..........................................................         240             240
Contributed capital.................................................................     273,830         273,830
Accumulated deficit.................................................................     (45,720)        (42,138)
Cumulative translation adjustment...................................................      (1,624)         (1,798)
                                                                                      -----------  --------------
    TOTAL STOCKHOLDER'S EQUITY......................................................     226,726         230,134
                                                                                      -----------  --------------
                                                                                      -----------  --------------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY......................................   $ 482,298    $    483,644
                                                                                      -----------  --------------
                                                                                      -----------  --------------

   The accompanying notes are an integral part of the consolidated financial statements.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                         THREE MONTHS ENDED
                                                                                   ------------------------------
                                                                                     MARCH 31,       MARCH 31,
                                                                                        1998            1997
                                                                                   --------------  --------------
                                                                                    (UNAUDITED)     (UNAUDITED)
REVENUES
  Net sales......................................................................  $      116,538  $      128,279
DEDUCTIONS
  Cost of sales..................................................................          77,761          83,653
  Selling, general, administrative and research and development expenses.........          36,693          32,789
  Other corporate administrative expenses........................................        --                 4,602
  Management fees................................................................             437        --
  Goodwill amortization..........................................................             427             427
  Transactions related expenses..................................................           1,384        --
  Other, net.....................................................................             375             355
  Royalty income.................................................................            (226)           (227)
                                                                                   --------------  --------------
  Operating (loss) income........................................................            (313)          6,680
  Interest expense...............................................................           1,574           2,102
                                                                                   --------------  --------------
  (Loss) income before taxes on income...........................................          (1,887)          4,578
  Income tax expense.............................................................           1,731           2,756
                                                                                   --------------  --------------
  (Loss) income before minority interest.........................................          (3,618)          1,822
  Minority interest in earnings (losses) of subsidiary...........................              36             (61)
                                                                                   --------------  --------------
      Net (loss) income..........................................................  $       (3,582) $        1,761
                                                                                   --------------  --------------
                                                                                   --------------  --------------
SHARE INFORMATION
Basic and diluted (loss) earnings per common share...............................  $        (0.15) $         0.07
Weighted average number of common shares outstanding during the period...........      24,000,000      24,000,000

   The accompanying notes are an integral part of the consolidated financial statements.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                             THREE MONTHS ENDED
                                                                                           ----------------------
                                                                                           MARCH 31,   MARCH 31,
                                                                                              1998        1997
                                                                                           ----------  ----------
                                                                                           (UNAUDITED) (UNAUDITED)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
  Net (loss) income......................................................................  $   (3,582) $    1,761
  Adjustments to reconcile net (loss) income to net cash provided by
    (used in) operating activities:
  Depreciation and amortization..........................................................       8,989      10,343
  Minority interest in (earnings) losses of subsidiary...................................         (36)         61
  Loss of disposition of plant and equipment.............................................          84         236
  Deferred tax assets....................................................................         821         374
  Provision for postretirement benefits, net of cash paid................................       1,215       1,120

Changes in operating assets and liabilities:
  Accounts receivable....................................................................      13,073      17,379
  Inventories............................................................................     (14,292)    (14,899)
  Prepaid expenses and other current assets..............................................       3,446      (1,282)
  Accounts payable and accrued expenses..................................................      (9,566)    (21,925)
  Other liabilities......................................................................       1,367       1,074
                                                                                           ----------  ----------
      Net cash provided by (used in) operating activities................................       1,519      (5,758)
                                                                                           ----------  ----------
CASH FLOWS USED IN INVESTING ACTIVITIES
  Additions to plant and equipment, and other assets.....................................      (7,858)     (4,050)
  Other, net.............................................................................         159        (106)
                                                                                           ----------  ----------
      Net cash used in investing activities..............................................      (7,699)     (4,156)
                                                                                           ----------  ----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
  Increase in net amounts due to Corning Incorporated....................................       9,082       9,517
                                                                                           ----------  ----------
Effect of exchange rates on cash.........................................................         174        (109)
Net increase (decrease) in cash..........................................................       3,076        (506)
Cash and cash equivalents at beginning of year...........................................       4,345       8,091
                                                                                           ----------  ----------
Cash and cash equivalents at end of period...............................................  $    7,421  $    7,585
                                                                                           ----------  ----------
                                                                                           ----------  ----------

   The accompanying notes are an integral part of the consolidated financial statements

                                                                          [LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Corning Consumer Products Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Corning Consumer Products Company (the "Company"), a wholly-owned subsidiary of Corning Incorporated, at December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
New York, New York

January 19, 1998

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1997         1996
                                                                                          -----------  -----------
ASSETS
Current assets
  Cash and cash equivalents.............................................................  $     4,345  $     8,091
  Accounts receivable, net of allowances of $7,304 and $7,848 at December 31, 1997 and
    December 31, 1996, respectively.....................................................       68,340       80,424
  Inventories, net......................................................................      136,138      134,295
  Prepaid expenses and other current assets.............................................        8,695       10,854
  Deferred taxes on income..............................................................        8,633        9,021
                                                                                          -----------  -----------
    TOTAL CURRENT ASSETS................................................................      226,151      242,685

Property and equipment, net.............................................................      153,332      160,912
Deferred taxes on income................................................................       29,273       34,447
Goodwill, net of accumulated amortization of $6,663 and $4,957 at December 31, 1997 and
  December 31, 1996, respectively.......................................................       60,424       62,130
Other assets............................................................................       14,464       16,271
                                                                                          -----------  -----------
    TOTAL ASSETS........................................................................  $   483,644  $   516,445
                                                                                          -----------  -----------
                                                                                          -----------  -----------

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable and accrued expenses.................................................  $    79,153  $   113,895
  Due to Corning Incorporated...........................................................       87,142       96,650
                                                                                          -----------  -----------
    TOTAL CURRENT LIABILITIES...........................................................      166,295      210,545

Long-term debt..........................................................................        8,285       13,474
Accrued postretirement liability........................................................       59,641       56,367
Other liabilities.......................................................................       18,243       17,618
Minority interest in subsidiary company.................................................        1,046          751
                                                                                          -----------  -----------
    TOTAL LIABILITIES...................................................................      253,510      298,755

COMMITMENTS (NOTE 17)

STOCKHOLDER'S EQUITY
Common stock--$0.01 par value; shares authorized-45,000,000;
  shares issued-24,000,000..............................................................          240          240
Contributed capital.....................................................................      273,830      273,420
Accumulated deficit.....................................................................      (42,138)     (55,176)
Cumulative translation adjustment.......................................................       (1,798)        (794)
                                                                                          -----------  -----------
    TOTAL STOCKHOLDER'S EQUITY..........................................................      230,134      217,690
                                                                                          -----------  -----------
                                                                                          -----------  -----------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY..........................................  $   483,644  $   516,445
                                                                                          -----------  -----------
                                                                                          -----------  -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                (DOLLARS IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       1997            1996            1995
                                                                  --------------  --------------  --------------
REVENUES
  Net sales.....................................................  $      572,860  $      632,406  $      608,720
DEDUCTIONS
  Cost of sales.................................................         376,960         435,867         431,185
  Selling, general, administrative and research and development
    expenses....................................................         137,315         154,159         168,174
  Other corporate administrative expense........................          18,408          20,904          19,994
  Provision for restructuring costs.............................        --                 2,146        --
  Goodwill amortization.........................................           1,706           1,706           1,704
  Other, net....................................................           5,896             569             519
  Royalty income................................................          (1,973)         (1,572)         (1,617)
                                                                  --------------  --------------  --------------
  Operating income (loss).......................................          34,548          18,627         (11,239)
  Interest expense, net.........................................           8,481          10,721           8,755
                                                                  --------------  --------------  --------------
  Income (loss) before taxes on income..........................          26,067           7,906         (19,994)
  Income tax expense (benefit)..................................          12,734           6,181          (1,638)
                                                                  --------------  --------------  --------------
  Income (loss) before minority interest........................          13,333           1,725         (18,356)
  Minority interest in earnings of subsidiary...................            (295)           (105)           (133)
                                                                  --------------  --------------  --------------
      Net income (loss).........................................  $       13,038  $        1,620  $      (18,489)
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
SHARE INFORMATION
  Basic and diluted earnings (loss) per common share............  $         0.54  $         0.07  $        (0.77)
  Weighted average number of common shares outstanding during
    the period..................................................      24,000,000      24,000,000      24,000,000

   The accompanying notes are an integral part of the consolidated financial statements.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                          YEAR ENDED
                                                                                         DECEMBER 31,
                                                                               ---------------------------------
                                                                                 1997        1996        1995
                                                                               ---------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)..........................................................  $  13,038  $    1,620  $  (18,489)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization..............................................     35,706      35,771      31,994
  Minority interest in earnings of subsidiary................................        295         105         133
  Loss on disposition of plant and equipment.................................      1,596       1,570       2,180
  Deferred tax assets........................................................      5,562      (1,511)     (6,995)
  Provision for restructuring costs..........................................     --           2,146      --
  Provision for postretirement benefits, net of cash paid....................      3,274       3,459       3,844

  Changes in operating assets and liabilities:
  Accounts receivable........................................................     12,084      16,100       5,683
  Inventories................................................................     (1,843)     (5,839)      2,881
  Prepaid expenses and other current assets..................................      2,159       3,938       3,912
  Accounts payable and accrued expenses......................................     (4,072)     (8,938)    (16,133)
  Payable due to Corning.....................................................    (30,670)      1,012      (7,342)
  Other liabilities..........................................................        624       7,531        (666)
                                                                               ---------  ----------  ----------
      Net cash provided by operating activities..............................     37,753      56,964       1,002
                                                                               ---------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to plant and equipment, and other assets.........................    (28,600)    (35,827)    (40,632)
  Acquisition of business....................................................     --          --          (1,600)
  Other, net.................................................................      2,392         198        (640)
                                                                               ---------  ----------  ----------
      Net cash used in investing activities..................................    (26,208)    (35,629)    (42,872)
                                                                               ---------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term debt................................................     (5,189)       (511)     (3,906)
  Increase (decrease) in net amounts due to Corning Incorporated.............     (9,508)    (23,001)     46,600
  Capital contribution by shareholder........................................        410      --          --
                                                                               ---------  ----------  ----------
      Net cash provided by (used in) financing activities....................    (14,287)    (23,512)     42,694
                                                                               ---------  ----------  ----------
Effect of accounting calendar change on cash.................................     --            (205)     --
Effect of exchange rates on cash.............................................     (1,004)       (386)         84
                                                                               ---------  ----------  ----------
Net change in cash...........................................................     (3,746)     (2,768)        908
Cash and cash equivalents at beginning of year...............................      8,091      10,859       9,951
                                                                               ---------  ----------  ----------
Cash and cash equivalents at end of period...................................  $   4,345  $    8,091  $   10,859
                                                                               ---------  ----------  ----------
                                                                               ---------  ----------  ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

1. BASIS OF PRESENTATION

  The consolidated financial statements present the financial position, results of operations and cash flows of Corning Consumer Products Company ("CCP"), a wholly-owned subsidiary of Corning Incorporated ("Corning").

  CCP's business includes the manufacture and sale of oven bakeware, dinnerware, and rangetop cookware. The Company's brands include Corning Ware-Registered Trademark-, Pyrex-Registered Trademark-, Corelle-Registered Trademark-, Revere Ware-Registered Trademark-, and Visions-Registered Trademark-. CCP sells its products in both wholesale and retail markets principally in the United States, and has significant presence in certain international markets, primarily Canada, Asia, Australia, and Latin America. CCP has four domestic manufacturing facilities and operates a decorating facility in Malaysia and packaging and distribution facilities in Canada, Singapore, Australia, and Brazil.

  The accompanying unaudited interim consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of the results for the interim periods. Results for the interim periods are not necessarily indicative of results for the full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements were prepared in accordance with generally accepted accounting principles, the most significant of which include:

  PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of all entities currently controlled by CCP. All significant intercompany accounts and transactions are eliminated. Prior to January 1, 1996, CCP operated on a fiscal year ending on the Sunday nearest December 31. Certain subsidiaries of CCP were consolidated at dates up to one month earlier than the consolidated financial statements. Effective January 1, 1996, CCP prospectively adopted a calendar year accounting calendar and began consolidating results of all subsidiaries currently.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  TRANSLATION OF FOREIGN CURRENCIES

  Balance sheet accounts of foreign subsidiaries are translated at current exchange rates and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are accumulated in a separate component of stockholder's equity. Foreign currency transaction gains and losses are included in current earnings.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  CASH EQUIVALENTS

  Cash equivalents consist of government securities with original maturities of three months or less.

  INVENTORIES

  Inventories are stated at the lower of cost or market. Approximately 77%, 84% and 84% of CCP's inventories at March 31, 1998, December 31, 1997 and 1996, respectively, are valued using the LIFO (last-in, first-out) method of determining cost. The FIFO (first-in, first-out) method is used to value the remaining inventories which consist of supply inventories and inventories at certain subsidiaries.

  PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost. Depreciation is calculated using straight-line and accelerated methods based on the estimated useful lives of the assets as follows: buildings, 8-30 years; equipment, 3-25 years; and leasehold improvements, over the lease periods. Precious metals are recorded at cost and consist of platinum, rhodium and palladium. They are used in CCP's manufacturing processes and are expensed to operations based on utilization.

  GOODWILL AND OTHER ASSETS

  The amortization period assigned to the goodwill is 40 years. Trademarks and other assets are amortized using the straight-line method over the estimated economic useful life of the assets which range from 3 to 32.5 years.

  IMPAIRMENT ACCOUNTING

  CCP reviews the recoverability of its long-lived assets, including goodwill and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on CCP's ability to recover the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pre-tax cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The assessment of impairment requires management to make estimates of expected future cash flows related to long-lived assets. It is at least reasonably possible that future events or circumstances could cause these estimates to change.

  STOCK-BASED COMPENSATION

  Certain employees of CCP participate in the stock compensation plans of Corning. CCP accounts for compensation cost under these plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." Compensation expense is recorded for awards of shares over the period earned. During 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123") which defines a fair value-based method of accounting for stock-based compensation.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  ADVERTISING AND PROMOTION COSTS

  During interim periods, CCP records charges for advertising and promotion to operations ratably in relation to revenues. These costs are adjusted annually at year end to reflect actual charges incurred.

  INCOME TAXES

  CCP uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. A valuation allowance for deferred tax assets is provided when it is more likely than not the deferred tax asset will not be realized.

  EARNINGS PER SHARE

  Basic and diluted earnings (loss) per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

3. SIGNIFICANT CUSTOMERS

  Approximately 21% of CCP's net sales during the year ended December 31, 1997 were to two customers, each of which individually accounted for 15% and 6% of net sales. In comparison, approximately 20% of net sales for the years ended December 31, 1996 and 1995 were to these two customers, individually accounting for 13% and 7% of net sales, respectively. The aggregate accounts receivable balance at December 31, 1997 and 1996 related to these customers was approximately $22.0 million at each year end.

4. INVENTORIES

                                                   MARCH 31,       DECEMBER 31,
                                                  -----------  --------------------
                                                     1998        1997       1996
                                                  -----------  ---------  ---------
                                                  (UNAUDITED)
Finished goods..................................   $  69,417   $  62,434  $  57,906
Work in process.................................      61,455      56,684     52,208
Raw materials...................................       7,024       5,030      9,363
Supplies and packing materials..................      13,643      14,100     14,452
                                                  -----------  ---------  ---------
Total inventories...............................     151,539     138,248    133,929
(Decrease) increase to LIFO valuation...........      (1,109)     (2,110)       366
                                                  -----------  ---------  ---------
                                                   $ 150,430   $ 136,138  $ 134,295
                                                  -----------  ---------  ---------
                                                  -----------  ---------  ---------

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

5. PROPERTY AND EQUIPMENT

                                                   MARCH 31,       DECEMBER 31,
                                                  -----------  --------------------
                                                     1998        1997       1996
                                                  -----------  ---------  ---------
                                                  (UNAUDITED)
Land............................................   $   2,453   $   2,453  $   2,453
Buildings.......................................      59,921      57,941     54,810
Equipment.......................................     238,111     230,428    206,177
Leasehold improvements..........................      11,641      11,547     13,141
Precious metals.................................      11,978      11,990     14,810
                                                  -----------  ---------  ---------
                                                     324,104     314,359    291,391
Accumulated depreciation and related accumulated
  amortization..................................    (173,594)   (161,027)  (130,479)
                                                  -----------  ---------  ---------
                                                  -----------  ---------  ---------
                                                   $ 150,510   $ 153,332  $ 160,912
                                                  -----------  ---------  ---------
                                                  -----------  ---------  ---------

  Depreciation and related amortization expense for the years ended December 31, 1997, 1996 and 1995 was $30.4 million, $30.5 million and $27.9 million, respectively.

6. OTHER ASSETS

                                                      MARCH 31,       DECEMBER 31,
                                                     -----------  --------------------
                                                        1998        1997       1996
                                                     -----------  ---------  ---------
                                                     (UNAUDITED)
Trademarks.........................................   $   8,600   $   8,682  $   9,009
Computer software..................................       7,605       5,708      7,262
Other..............................................         134          74     --
                                                     -----------  ---------  ---------
                                                      $  16,339   $  14,464  $  16,271
                                                     -----------  ---------  ---------
                                                     -----------  ---------  ---------

  Amortization expense related to these assets for the years ended December 31, 1997, 1996 and 1995 was $3.6 million, $3.6 million and $2.4 million, respectively.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                 MARCH 31,         DECEMBER 31,
                                                                ------------  ----------------------
                                                                    1998        1997        1996
                                                                ------------  ---------  -----------

                                                                (UNAUDITED)
Trade accounts payable........................................   $   24,566   $  16,691  $    16,459
Payable due to Corning........................................        8,813      11,431       42,101
Wages and employee benefits...................................       12,288      22,652       17,293
Accrued advertising and promotion.............................        5,777      11,078       15,039
Taxes on income...............................................        1,777       3,189        3,874
Current portion of long-term debt.............................        1,894       2,022          458
Other accrued expenses........................................       14,472      12,090       18,671
                                                                ------------  ---------  -----------
                                                                 $   69,587   $  79,153  $   113,895
                                                                ------------  ---------  -----------
                                                                ------------  ---------  -----------

  Payable due to Corning relates to amounts paid by Corning on CCP's behalf.

8. COMPREHENSIVE INCOME

  As of January 1, 1998, CCP implemented SFAS No. 130 "Reporting Comprehensive Income". This pronouncement, which is solely a financial statement presentation standard, requires CCP to disclose non-owner changes included in equity but not included in net earnings. Comprehensive income was computed as follows:

                                                    THREE MONTHS ENDED
                                                        MARCH 31,                    YEARS ENDED
                                                 ------------------------            DECEMBER 31,
                                                    1998         1997      --------------------------------
                                                 (UNAUDITED)  (UNAUDITED)    1997       1996        1995
                                                 -----------  -----------  ---------  ---------  ----------
Net (loss) income..............................   $  (3,582)   $   1,761   $  13,038  $   1,620  $  (18,489)
Foreign currency translation adjustments.......         174         (109)     (1,004)       218         (84)
                                                 -----------  -----------  ---------  ---------  ----------
Comprehensive income...........................   $  (3,408)   $   1,652   $  12,034  $   1,838  $  (18,573)
                                                 -----------  -----------  ---------  ---------  ----------
                                                 -----------  -----------  ---------  ---------  ----------

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

9. RELATED PARTY TRANSACTIONS

  The following transactions with Corning are included in the consolidated statements of operations for the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997,1996 and 1995.

                                                        MARCH 31,
                                                --------------------------
                                                    1998          1997        1997       1996        1995
                                                ------------  ------------  ---------  ---------  -----------

                                                (UNAUDITED)   (UNAUDITED)
Commission (income)/expense, net..............   $       (2)   $      226   $     731  $     622  $       262
Interest income...............................           48           379         323      1,313        1,668
Interest expense..............................        1,622         2,481       7,833     11,778       10,252
Centralized services..........................        3,036         4,800      19,201     19,454       17,831
Other corporate administrative expense........       --             4,602      18,408     20,904       19,994
Management fees...............................          437        --          --         --          --

  Sales are made by CCP to certain Corning subsidiaries which subsequently resell the products to third parties. CCP pays these subsidiaries a sales commission for sales made on CCP's behalf. Corning utilizes the CCP Canada operations as a sales office and pays commissions on Corning sales generated.

  Amounts due to and from Corning as a result of the above and other transactions bear interest at a rate of 30-day LIBOR plus 3/8%. See Note 12.

  Certain administrative and operating functions are centralized within Corning. These services include finance support, information services, risk management, purchasing and transportation, administration of benefit plans and engineering services. These functions are charged to CCP using methods deemed appropriate for the nature of the expenses involved and consistent with charges to other Corning subsidiaries. The methods utilize various allocation bases such as the number of employees and related payroll costs, and direct effort expended. These costs are included in cost of sales and selling, general and administrative expenses. The centralized functions provided by Corning to CCP as well as corporate center costs are charged out under a transition service agreement at a rate agreed upon by the management of CCP and consistent with other Corning businesses. Management believes that the methodology used to allocate the costs is reasonable, but may not necessarily be indicative of the costs that would have been incurred had these functions been performed by CCP.

  Other corporate administrative expense related to certain corporate center costs such as administrative, tax, treasury, and technical support provided by Corning to CCP charged out under a service agreement at an overall rate agreed upon by the management of CCP. In 1998 these services are charged out under a new transition service agreement and are included in selling, general and administrative expenses. In addition, CCP paid Corning $437 of management fees in the first quarter of 1998 relating to certain corporate governance services.

  Trade payables and debt obligations due to Corning are disclosed in Notes 7 and 12, respectively. CCP employees participate in Corning employee retirement and stock compensation plans.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

9. RELATED PARTY TRANSACTIONS (CONTINUED)
  CCP participates in Corning's centralized treasury and cash management processes. However, cash collected and disbursed for operations flow through CCP's own bank accounts. CCP cash operations are administered by Corning. The cash balance reported in the balance sheet is comprised primarily of cash maintained by foreign subsidiaries of CCP.

10. EMPLOYEE RETIREMENT PLANS

  PENSION BENEFITS

  The majority of CCP's U.S. workforce participates in Corning's employee benefit plans, including Corning's North American defined-benefit pension plan (the "Plan"). At the formation of CCP, CCP assumed the liability for pensions to be earned after January 4, 1993, by its then current workforce and began to make contributions to the Plan. The pension liability earned prior to the formation of CCP by both current and retired employees was retained by Corning. Under the plan agreement, assets of the entire plan are available to fund the CCP liability.

  CCP also has defined-benefit pension plans for its employees at certain wholly-owned subsidiaries.

  CCP's funding policy is to contribute annually an amount determined jointly by management and its consulting actuaries, which provides for the current cost and amortization of prior service cost over a 30-year period.

  The funded status of CCP's pension plans is as follows:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1997       1996
                                                                         ---------  ---------
Vested benefits........................................................  $  45,304  $  41,516
Non-vested benefits....................................................      8,812      7,860
                                                                         ---------  ---------
Accumulated benefit obligation.........................................  $  54,116  $  49,376
                                                                         ---------  ---------
                                                                         ---------  ---------
Present value of projected benefit obligation..........................  $  56,494  $  51,213
Current fair market value of plan assets...............................    (35,711)   (29,820)
Unrecognized prior service costs.......................................     (9,343)   (10,407)
Unrecognized net losses from changes in actuarial assumptions..........     (4,927)    (4,927)
Other unrecognized net experience gains................................     11,626     11,927
                                                                         ---------  ---------
Recorded pension liability.............................................  $  18,139  $  17,986
                                                                         ---------  ---------
                                                                         ---------  ---------

  Plan assets are comprised principally of publicly traded debt and equity securities. Corning common stock represented 3.1% and 7.7% of plan assets at December 31, 1997 and 1996, respectively.

  The unrecognized prior service cost, net gains and losses from changes in actuarial assumptions and net experience gains are deferred and amortized to pension expense over the remaining service life of plan participants, if they exceed certain limits.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

10. EMPLOYEE RETIREMENT PLANS (CONTINUED)
  The components of pension expense for CCP's defined-benefit pension plans for the years ended December 31, 1997, 1996 and 1995 were as follows:

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
Present value of benefits earned during the year...............  $   3,411  $   4,780  $   3,282
Interest cost on projected benefit obligation..................      3,604      3,150      2,454
Actual return on plan assets...................................     (2,464)    (1,843)    (3,424)
Net amortization and deferral..................................        773        619        478
                                                                 ---------  ---------  ---------
Net pension expense............................................  $   5,324  $   6,706  $   2,790
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

  Measurement of pension expense is based on assumptions used to value the pension liability at the beginning of the year.

  Total consolidated pension expense, including defined contribution pension plans for the years ended December 31, 1997, 1996 and 1995, was $8.1 million, $9.8 million, and $5.5 million, respectively.

  For CCP's defined benefit plans, the assumed discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 4.5%, respectively, for each of the years ended December 31, 1997 and 1996. The expected long-term rate of return on plan assets was 9%.

  POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

  At the formation of CCP, CCP assumed the liability for all postretirement benefit costs related to its then current workforce. The postretirement liability related to retirees at January 1, 1993 was retained by Corning Incorporated.

  The consolidated postretirement benefit obligation attributable to CCP's workforce is determined by application of the terms of health care and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1997 and 1996. The health care cost trend rate for CCP's principal plan is assumed to be 9% in 1997 for covered individuals under age 65 decreasing gradually to 5% in 2010 and thereafter. For covered individuals over age 65, the rate is assumed to be 8% in 1997 decreasing gradually to 5% in 2010 and thereafter. The effect of a 1% annual increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit as of December 31, 1997, by approximately $4.2 million and the annual net periodic postretirement benefit expense by approximately $0.4 million.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

10. EMPLOYEE RETIREMENT PLANS (CONTINUED)
  CCP's accrued postretirement liability at December 31, 1997 and 1996 was comprised of the following:

                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1997       1996
                                                                               ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees...................................................................  $  26,883  $  19,257
  Fully eligible active plan participants....................................      8,552     10,037
  Other active plan participants.............................................     22,359     23,842
                                                                               ---------  ---------
                                                                                  57,794     53,136
Unrecognized gain from plan amendments.......................................        193      1,705
Other unrecognized net experience gains......................................      1,654      1,526
                                                                               ---------  ---------
Accrued postretirement liability.............................................  $  59,641  $  56,367
                                                                               ---------  ---------
                                                                               ---------  ---------

  CCP has not funded these obligations.

  The components of net periodic postretirement benefit were as follows:

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                        -------------------------------
                                                                          1997       1996       1995
                                                                        ---------  ---------  ---------
Present value of benefits earned during the year......................  $   2,041  $   2,092  $   1,973
Interest cost on the accumulated postretirement benefit obligation....      3,464      3,343      3,163
Net amortization......................................................       (215)      (214)      (409)
                                                                        ---------  ---------  ---------
Net periodic postretirement benefit expense...........................  $   5,290  $   5,221  $   4,727
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

11. STOCK COMPENSATION PLANS

   Certain employees of CCP participate in the stock compensation plans of Corning. Under Corning's stock option plan, non qualified and incentive stock options to purchase unissued Corning shares at the market price on the date of grant generally become exercisable in installments from one to two years from the grant date, except for a grant in December 1995 which becomes exercisable in installments from four to five years from that grant date. The maximum term of non qualified and incentive stock options issued by Corning is generally 10 years from the grant date.

   At December 31, 1997, CCP employees held options to acquire 351,000 shares of Corning common stock at exercise prices ranging from $14.95 per share to $54.81 per share. These outstanding options had a weighted-average exercise price of $28.50 per share and weighted-average remaining contractual life of
   7.1 years at December 31, 1997. Of these outstanding options, at December 31, 1997, 173,000 represented vested options with a weighted-average exercise price of $27.00 per share.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

11. STOCK COMPENSATION PLANS (CONTINUED)
   The number and exercise price of all Corning options outstanding were adjusted for the distributions of certain Corning subsidiaries at December 31, 1996. This adjustment increased the number of Corning options outstanding and held by CCP employees by approximately 69,000 and decreased the exercise price of the options by approximately 18%.

   Certain employees of CCP were granted 38,000, 38,000 and 153,000 Corning options in the years ended December 31, 1997, 1996 and 1995, respectively. The weighted-average exercise price of option grants in the years ended December 31, 1997, 1996 and 1995 were $42.08, $34.44 and $31.40, respectively. CCP employees exercised 80,400, 17,100 and 3,300 Corning options in the years ended December 31, 1997, 1996 and 1995, respectively. The weighted-average exercise prices of these exercises in the years ended December 31, 1997, 1996 and 1995 were $24.25, $23.00 and $12.35, respectively.

   Under Corning's incentive stock plans, stock grants are made to certain employees of CCP, either determined by specific performance goals or issued directly, in most instances subject to the possibility of forfeiture and without cash consideration. In the years ended December 31, 1997, 1996 and 1995 grants of 26,500, 23,625 and 69,150 shares, respectively, were made under these plans. The weighted-average grant date fair value of grants was $35.32, $33.20, and $29.30 per share in 1997, 1996 and 1995, respectively. At
   December 31, 1997 the unamortized cost of prior stock grants amounted to approximately $1.7 million.

   The costs related to the above plans have been allocated to CCP by Corning within the other corporate administrative expense described in Note 8.

   In addition to the stock option plan and incentive stock plans, Corning has an employee stock purchase plan ("ESPP"), in which certain employees of CCP participate. Under the ESPP, certain employees of CCP can elect to have up to 10% of their annual wages withheld to purchase Corning common stock. The purchase price of the stock is 85% of the lower of the beginning-of-quarter or end-of-quarter market price.

   If CCP had accounted for compensation cost under the provisions of FAS 123, the pro forma net income (loss) would have been $12.5 million, $1.4 million and ($18.6 million.) in 1997, 1996 and 1995, respectively. The pro forma effect of accounting for such costs using the fair value method of FAS 123 may not be representative of the effect in future years.

   Under FAS 123, the weighted-average fair values of options granted in the years ended December 31, 1997, 1996 and 1995 were $13.60, $10.77 and $9.17 per share, respectively. For purposes of determining fair value at the grant date, the Black-Scholes option pricing model was used with the following weighted-average assumptions for grants in the years ended December 31, 1997, 1996 and 1995, respectively: risk free interest rate of 6.6%, 6.6% and 5.7%; dividend yield of 1.6%, 2.3% and 2.3%; expected volatility of 24.5%, 25% and 25%; and expected life of 6, 7 and 7 years.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

12. BORROWINGS

   At March 31, 1998 and December 31, 1997, CCP had outstanding certain industrial development bonds bearing interest at an average rate of 3.4% per annum and 4.0% per annum, respectively. The bonds mature on various dates through 2005 and at March 31, 1998, December 31, 1997 and December 31, 1996 had an aggregate outstanding balance of $10.2 million, $10.3 million and $13.9 million, respectively.

   Long-term debt maturing in each of the years subsequent to December 31, 1997 is as follows:

1998 calendar year................................................  $   2,022
1999 calendar year................................................      2,029
2000 calendar year................................................        545
2001 calendar year................................................        563
2002 calendar year................................................        579
2003-2005.........................................................      4,569
                                                                    ---------
                                                                    $  10,307
Less: current maturities..........................................     (2,022)
                                                                    ---------
                                                                    $   8,285
                                                                    ---------
                                                                    ---------

   In March 1997, CCP consolidated certain outstanding notes and debentures, which had previously been allocated to CCP by Corning. The notes and debentures were combined into CCP's revolving credit agreement which was increased to provide for borrowings of up to $200 million at a rate of 30-day LIBOR plus 3/8% due on demand. At March 31, 1998 and December 31, 1997 the aggregate amount of intercompany debt outstanding was $96.2 million and $87.1 million, respectively.

   The fair market value of CCP's borrowings is not significantly different from its carrying value.

13. INCOME TAXES

   CCP is included in the consolidated federal income tax return filed by Corning. CCP and its subsidiaries have a tax sharing arrangement with Corning pursuant to which they are required to compute their provision for income taxes on a separate return (i.e., subconsolidation) basis and pay to, or receive from, Corning the separate U.S. federal income tax return liability or benefit so computed, if any.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

13. INCOME TAXES (CONTINUED)
   The Company's tax accounts have been prepared on a separate company basis and do not necessarily reflect the Company's actual tax position as determined on a consolidated basis with Corning.

                                 THREE MONTHS ENDED               YEAR ENDED
                                     MARCH 31,                   DECEMBER 31,
                              ------------------------  -------------------------------
                                 1998         1997        1997       1996       1995
                              -----------  -----------  ---------  ---------  ---------
                              (UNAUDITED)  (UNAUDITED)
INCOME (LOSS) BEFORE TAXES:
U.S. companies..............   $  (1,817)       1,473   $  14,827  $  (4,627) $ (30,794)
Non-U.S. companies..........         (70)       3,105      11,240     12,533     10,800
                              -----------  -----------  ---------  ---------  ---------
Income (loss) before
  taxes.....................   $  (1,887)   $   4,578   $  26,067  $   7,906  $ (19,994)
                              -----------  -----------  ---------  ---------  ---------
                              -----------  -----------  ---------  ---------  ---------

   The income tax provision at the effective rate differs from the income tax provision at the U.S. federal statutory tax rate in effect during the years ended December 31, 1997, 1996 and 1995 for the following reasons:

                                                                    1997        1996       1995
                                                                  ---------  ----------  ---------
EFFECTIVE TAX RATE RECONCILIATION:
Taxes at U.S. statutory tax rate................................  $   9,123  $    2,767  $  (7,034)
State taxes, net of federal benefit.............................      3,998        (172)      (655)
Higher taxes on subsidiary earnings.............................      2,775       2,954      4,582
Other...........................................................     (3,162)        632      1,469
                                                                  ---------  ----------  ---------
Income tax expense (benefit)....................................  $  12,734  $    6,181  $  (1,638)
                                                                  ---------  ----------  ---------
                                                                  ---------  ----------  ---------

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                      -------------------------------
                                                        1997       1996       1995
                                                      ---------  ---------  ---------
CURRENT AND DEFERRED TAX EXPENSE (BENEFIT):.........
  Current:
    U.S.............................................  $   3,859  $     222  $   1,499
    State and municipal.............................      2,996      2,909       (838)
    Foreign.........................................      4,122      4,159      3,625
  Deferred:
    U.S.............................................         42      1,595     (4,827)
    State and municipal.............................      1,574     (3,061)      (983)
    Foreign.........................................        141        357       (114)
                                                      ---------  ---------  ---------
  Net tax expense (benefit).........................  $  12,734  $   6,181  $  (1,638)
                                                      ---------  ---------  ---------
                                                      ---------  ---------  ---------

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

13. INCOME TAXES (CONTINUED)
   The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities at March 31, 1998, December 31, 1997 and 1996 are comprised of the following:

                                                                 MARCH 31,        DECEMBER 31,
                                                                ------------  --------------------
                                                                    1998        1997       1996
                                                                ------------  ---------  ---------

                                                                (UNAUDITED)
Postretirement, pension and other employee benefits              $   36,725   $  34,957  $  34,048
Loss and tax credit carryforwards                                    22,705      22,871     21,549
Inventory reserves                                                    1,747       1,881      1,460
Other                                                                 3,151       4,824      9,539
                                                                ------------  ---------  ---------
  Gross deferred tax assets                                          64,328      64,533     66,596
Deferred tax assets valuation allowance                             (15,637)    (13,432)    (8,267)
                                                                ------------  ---------  ---------
  Deferred tax assets                                                48,691     (51,101)    58,329
                                                                ------------  ---------  ---------
Fixed assets                                                        (11,606)    (13,195)   (14,564)
Other                                                                --          --           (297)
                                                                ------------  ---------  ---------
  Deferred tax liabilities                                          (11,606)    (13,195)   (14,861)
                                                                ------------  ---------  ---------
      Net deferred tax assets                                    $   37,085   $  37,906  $  43,468
                                                                ------------  ---------  ---------
                                                                ------------  ---------  ---------

   The net change in the total valuation allowance for the three months ended March 31, 1998 and for years ended December 31, 1997, and 1996 was an increase of $2.2 million, $5.2 million and $3.8 million, respectively. Management believes that the net deferred tax assets are recoverable given the current estimates of future taxable income.

   CCP currently provides income taxes on the earnings of foreign subsidiaries and associated companies to the extent they are currently taxable or expected to be remitted. Taxes have not been provided on $9.3 million of accumulated foreign unremitted earnings which are expected to remain invested indefinitely. It is not practicable to estimate the amount of additional tax that might be payable on these foreign earnings if they were to be remitted.

   CCP paid $0.7 million of income taxes to Corning for the three months ended March 31, 1998. CCP paid $6.7 million and $4.9 million of income taxes to Corning in 1997 and 1996, respectively. At March 31, 1998, CCP had tax benefits attributable to tax-loss and tax-credit carryforwards aggregating $22.7 million, which, under the tax sharing arrangement, have been utilized by Corning but are deemed to expire at various dates through 2010.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

14. SUPPLEMENTAL INCOME STATEMENT DATA

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                              ------------------------------------
                                                                1997          1996         1995
                                                              ---------  --------------  ---------
Interest income.............................................  $    (493)   $   (1,656)   $  (2,159)
Interest expense incurred...................................      9,914        13,609       12,478
Interest capitalized........................................       (940)       (1,232)      (1,564)
                                                              ---------  --------------  ---------
Interest expense, net.......................................  $   8,481    $   10,721    $   8,755
                                                              ---------  --------------  ---------
                                                              ---------  --------------  ---------
Interest paid...............................................  $     570    $      609    $     662
                                                              ---------  --------------  ---------
                                                              ---------  --------------  ---------
Advertising and promotion expense...........................  $  11,794    $   13,489    $  20,058
                                                              ---------  --------------  ---------
                                                              ---------  --------------  ---------
Research and development expenses...........................  $     380    $    2,082    $   3,490
                                                              ---------  --------------  ---------
                                                              ---------  --------------  ---------

15. RESTRUCTURING PROVISION

   In 1996, CCP recorded a charge of $4.2 million ($2.6 million after tax) for a company-wide restructuring program to reduce overhead costs. Charges included severance and other termination benefits related to approximately 60 employees. Also in 1996, CCP released reserves of $2.1 million related to prior restructuring programs for which charges of $10.5 million ($6.0 million after tax) and $25.0 million ($15.0 million after tax) were incurred in 1994 and 1993, respectively.

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                    -------------------------------
                                                                      1997       1996       1995
                                                                    ---------  ---------  ---------
Balance, at beginning of year.....................................  $   4,623  $   6,692  $  15,359
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------
Charges to operations:
  Employee termination costs......................................  $  --      $   3,797  $  --
  Write-off fixed assets..........................................     --            291     --
  Cost of exiting leased facilities...............................     --            158     --
  Other                                                                --         --         --
  Reversal of excess reserve......................................     --         (2,100)    --
                                                                    ---------  ---------  ---------
    TOTAL CHARGES TO OPERATIONS...................................  $  --      $   2,146  $  --
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------
Costs incurred:
  Employee termination costs......................................  $   3,585      1,186  $   3,680
  Write-off fixed assets..........................................        421        938        100
  Cost of exiting leased facilities...............................        617      1,214      4,433
  Other...........................................................     --            877        454
                                                                    ---------  ---------  ---------
    TOTAL COSTS INCURRED..........................................  $   4,623  $   4,215  $   8,667
                                                                    ---------  ---------  ---------
Balance at end of year............................................  $  --      $   4,623  $   6,692
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

16. STOCKHOLDER'S EQUITY

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                              -------------------------------------
                                                                 1997         1996         1995
                                                              -----------  -----------  -----------
Common Stock................................................  $       240  $       240  $       240

Contributed Capital:
Balance at beginning of year................................      273,420      271,964      271,964
Capital contribution........................................          410        1,456      --
                                                              -----------  -----------  -----------
Balance at end of year......................................      273,830      273,420      271,964
                                                              -----------  -----------  -----------
Accumulated Deficit:
Balance at beginning of year................................      (55,176)     (55,987)     (37,498)
Net income (loss)...........................................       13,038        1,620      (18,489)
Change in accounting calendar...............................      --              (809)     --
                                                              -----------  -----------  -----------
Balance at end of year......................................      (42,138)     (55,176)     (55,987)
                                                              -----------  -----------  -----------
Cumulative Translation Adjustment:
Balance at beginning of year................................         (794)      (1,012)        (928)
Translation adjustment......................................       (1,004)         218          (84)
                                                              -----------  -----------  -----------
Balance at end of year......................................       (1,798)        (794)      (1,012)
                                                              -----------  -----------  -----------
Stockholder's equity........................................  $   230,134  $   217,690  $   215,205
                                                              -----------  -----------  -----------
                                                              -----------  -----------  -----------

   Effective January 1, 1996, certain consolidated subsidiaries that previously reported on fiscal years ending November 30 adopted a calendar year end. The December 1995 net loss of these subsidiaries totaled $0.8 million and was recorded in accumulated deficit in 1996.

   On March 16, 1998 the board of directors approved a 24,000-for-1 stock split. This increased the shares outstanding from 1,000 to 24,000,000. In addition, the board of directors approved an increase in the number of authorized shares from 1,000 to 45,000,000 and an increase in the par value from $0.00 to $0.01 per share. Share amounts have been restated for all periods presented.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

17. COMMITMENTS

   CCP is a party to certain noncancellable lease agreements which expire at various dates through 2011. Minimum rental commitments outstanding at December 31, 1997 are as follows:

1998..............................................................  $  17,411
1999..............................................................     13,116
2000..............................................................      9,652
2001..............................................................      5,932
2002..............................................................      2,679
2003 and thereafter...............................................      3,493
                                                                    ---------
Net minimum lease commitments.....................................  $  52,283
                                                                    ---------
                                                                    ---------

   Rental expense was $24 million, $24 million and $18 million for the fiscal years ended December 31, 1997, 1996 and 1995.

18. INTERNATIONAL ACTIVITIES

   Information by geographic area is presented on a source basis, with exports shown in their area of origin. Royalty income is included with other unallocated amounts to allow a reconciliation to

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

18. INTERNATIONAL ACTIVITIES (CONTINUED) amounts reported in the Consolidated Statements of Operations. Transfers between areas are accounted for at prices approximating prices to unaffiliated customers.

                                                               LATIN-AMERICA,   ELIMINATIONS
                                                    UNITED      ASIA-PACIFIC   & UNALLOCATED
                                                    STATES       AND CANADA       AMOUNTS      CONSOLIDATED
                                                  -----------  --------------  --------------  -------------
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------
Revenues........................................  $   477,717    $   95,143                     $   572,860
Transfers between areas.........................       95,073           210     $    (95,283)
                                                  -----------  --------------  --------------  -------------
Total revenues..................................      572,790        95,353          (95,283)       572,860
Income before tax...............................       14,827        11,240                          26,067
Identifiable assets at year-end.................      439,595        44,049                         483,644
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------
Revenues........................................  $   538,500    $   92,265     $      1,641    $   632,406
Transfers between areas.........................      117,932           199         (118,131)
                                                  -----------  --------------  --------------  -------------
Total revenues..................................      656,432        92,464         (116,490)       632,406
Income (loss) before tax........................       (4,627)       12,533                           7,906
Identifiable assets at year-end.................      473,849        42,596                         516,445
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------------
Revenues........................................  $   524,099    $   82,362     $      2,259    $   608,720
Transfers between areas.........................      133,128           219         (133,347)
                                                  -----------  --------------  --------------  -------------
Total revenues..................................      657,227        82,581         (131,088)       608,720
Income (loss) before tax........................      (30,794)       10,800                         (19,994)
Identifiable assets at year-end.................      482,884        48,699                         531,583
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

19. RECAPITALIZATION (UNAUDITED)

   On March 2, 1998, Corning, CCP, Borden, Inc. and CCPC Acquisition Corp. entered into a Recapitalization Agreement, pursuant to which on April 1, 1998, CCPC Acquisition Corp. acquired 92% of the outstanding shares of common stock of CCP from Corning for $110.4 million. Pursuant to the Recapitalization Agreement, CCP borrowed $471.6 million and paid a cash dividend to Corning on April 1, 1998 of $472.6 million. The dividend amount is subject to a post-closing adjustment based on the Company's net worth and outstanding indebtedness on the closing date. Corning retained 8% of the outstanding shares of common stock of CCP. Certain assets, liabilities and obligations of CCP were retained by Corning, including deferred tax assets and liabilities, certain indebtedness, certain post-retirement medical and life insurance liabilities, certain pension liability obligations, workers' compensation and product liability obligations. The following reflects the pro forma effect of the recapitalization on the March 31, 1998 balance sheet.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY-OWNED SUBSIDIARY OF CORNING INCORPORATED)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               (DOLLARS IN THOUSANDS, UNLESS OTHERWISE INDICATED)

    (ALL AMOUNTS AS OF AND FOR THE PERIODS ENDED MARCH 31, 1998 AND 1997 ARE
                                   UNAUDITED)

19. RECAPITALIZATION (UNAUDITED) (CONTINUED)
                  PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                               AS OF MARCH 31, 1998
                                    (UNAUDITED)
                              (DOLLARS IN THOUSANDS)

                                                             -----------------------------
                                                                 PRO FORMA
                                                 HISTORICAL    ADJUSTMENTS(A)    PRO FORMA
                                                 ----------  ------------------  ---------
ASSETS
Cash and cash equivalents......................  $    7,421      $   (3,421)(b)  $   4,000
Accounts receivable, net of allowances.........      55,267          15,681         70,948
Inventories, net...............................     150,430          --            150,430
Prepaid expenses and other current assets......       5,249          --              5,249
Deferred taxes on income.......................       7,799          (7,799)(c)     --
                                                 ----------      ----------      ---------
  Total current assets.........................     226,166           4,461        230,627
                                                 ----------      ----------      ---------
Property and equipment, net....................     150,510          --            150,510
Deferred taxes on income.......................      29,286          18,219(c)      47,505
Goodwill, net of accumulated amortization......      59,997          --             59,997
Other assets...................................      16,339          15,000(d)      31,339
                                                 ----------      ----------      ---------
  Total assets.................................  $  482,298      $   37,680      $ 519,978
                                                 ----------      ----------      ---------
                                                 ----------      ----------      ---------

LIABILITIES AND STOCKHOLDER'S EQUITY

Debt payable within one year...................  $    1,894          --          $   1,894
Accounts payable and accrued expenses..........      67,693      $    8,290         75,983
Due to Corning Incorporated....................      96,224         (96,224)        --
                                                 ----------      ----------      ---------
  Total current liabilities....................     165,811         (87,934)        77,877
                                                 ----------      ----------      ---------
Long-term debt.................................       8,285         471,600(b)     479,885
Accrued postretirement liability...............      60,856         (32,589)        28,267
Other liabilities..............................      20,620         (17,669)         2,951
                                                 ----------      ----------      ---------
  Total liabilities............................     255,572         333,408        588,980
                                                 ----------      ----------      ---------

Stockholder's equity (deficit).................     226,726        (295,728)       (69,002)
                                                 ----------      ----------      ---------
    Total liabilities and stockholder's
      equity...................................  $  482,298      $   37,680      $ 519,978
                                                 ----------      ----------      ---------
                                                 ----------      ----------      ---------

            NOTES TO PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                              AS OF MARCH 31, 1998

                             (DOLLARS IN THOUSANDS)

The pro forma consolidated condensed balance sheet reflects pro forma adjustments for the transactions to CCP's historical consolidated balance sheet as of March 31, 1998. The transactions have not and will not impact the historical basis of the Company's assets and liabilities with the exception of deferred tax amounts.

(a)

Cash Dividend...................................................  $(472,600)
Issuance of Preferred Stock.....................................     30,000
Cash retained by Corning........................................     (7,421)
Liabilities retained by Corning.................................     57,649
Deferred tax adjustments (See Note (c)).........................     10,420
Intercompany loan forgiveness...................................     96,224
Estimated transaction fees and expenses(5)......................    (10,000)
                                                                  ---------
                                                                   (295,728)
                                                                  ---------
                                                                  ---------

   In addition, Corning will contribute $16,735 ($15,681 in cash and $1,054 in non-cash) related to incremental incentive programs. See Note (a) to the Pro Forma Consolidated Condensed Statement of Operations.

(b) The net sources and uses of cash reflect the following:

Sources:
  Revolving Credit Facility.............................      $  71,600
  Term Loans............................................        200,000
  Old Notes.............................................        200,000
  Junior Preferred Stock................................         30,000
  Common Stock - CCPC Acquisition.......................        110,400
  Common Stock - Corning................................          9,600
                                                          -----------------
      Total Sources.....................................      $ 621,600
                                                          -----------------
                                                          -----------------
Uses:
  Cash Dividend(1)......................................      $ 472,600
  Stock Acquisition(2)..................................        110,400
  Corning Retained Equity...............................          9,600
  Estimated Transactions fees and expenses(3)...........         25,000
  Increase to operating cash(4).........................          4,000
                                                          -----------------
      Total Uses........................................      $ 621,600
                                                          -----------------
                                                          -----------------

------------------------

    (1) The Cash Dividend of $472,600 is subject to post-closing adjustment based on CCP's net worth and outstanding indebtedness on the Closing Date. CCP cannot estimate at this time whether such post-closing adjustment, if any, will require an additional payment to Corning or a remittance from Corning.

    (2) Under the 1998 Plan, CCPC Acquisition is currently in the process of selling shares of common stock, and CCP is making grants of options to purchase common stock, to certain members of management of CCP, which in each case is not reflected in the Pro Forma Financial Information. In the aggregate, the sales of shares of common stock by CCPC Acquisition and the option grants by CCP will represent approximately 12.4% of CCP's fully diluted common stock.

    (3) Includes initial purchasers' discount and offering discount on the Notes, fees related to the Credit Facilities and other fees and expenses incurred in connection with the transactions.

            NOTES TO PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                              AS OF MARCH 31, 1998

                             (DOLLARS IN THOUSANDS)

    (4) Represents the $21,000 increase to CCP's cash balances at the time of the Recapitalization, net of the application of $17,000 of such balances to pay estimated Transactions fees and expenses in connection with the refinancing.

    (5) Represents the portion of the total $25,000 of estimated transaction fees and expenses. Transaction fees and expenses consist of (i) legal, accounting and investment banking fees, certain taxes and other expenses,
       (ii) transaction and financing fees and expenses payable to Borden and
       (iii) miscellaneous fees and expenses such as printing and filing fees.

(c) Represents net current and non-current deferred taxes of $32,903 on the estimated increase in tax basis of fixed assets and intangibles as a result of the Section 338(h)(10) election made in connection with the Recapitalization, net of $22,483 related to liabilities retained by Corning.

(d) Represents the portion of the estimated transactions fees and expenses that has been recorded as deferred financing costs and will be amortized over the weighted average life of the related indebtedness.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING MEMORANDUM, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS OFFERING MEMORANDUM NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                  -------------------------------------------

TABLE OF CONTENTS

Summary...............................          1
Summary Historical and Pro Forma
  Financial and Other Data............         13
Risk Factors..........................         16
The Recapitalization..................         28
Use of Proceeds.......................         30
Capitalization........................         30
Unaudited Pro Forma Financial
  Information.........................         31
Selected Historical Consolidated
  Financial and Other Data............         40
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................         43
Business..............................         56
Management............................         74
Principal Stockholders................         81
Certain Relationships and Related
  Party Transactions..................         82
Description of Capital Stock..........         85
Description of Credit Facilities......         86
The Exchange Offer....................         89
Description of the Exchange Notes.....        100
Exchange and Registration Rights
  Agreement...........................        137
Book-Entry; Delivery and Form.........        140
Plan of Distribution..................        143
Legal Matters.........................        144
Experts...............................        144
Change in Accountants.................        144
Index to Consolidated Financial
  Statements..........................        F-1
Annex A--Form of Transferee Letter of
  Representation......................        A-1

PROSPECTUS

$200,000,000

CORNING CONSUMER
PRODUCTS COMPANY

OFFER TO EXCHANGE $200,000,000 OF ITS 9 5/8% SENIOR SUBORDINATED NOTES DUE 2008, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT, FOR $200,000,000 OF ITS OUTSTANDING 9 5/8% SENIOR SUBORDINATED NOTES DUE 2008.

             , 1998

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, desinterested director vote, stockholder vote, agreement or otherwise. Article 2.13 of the Registrant's By-laws indemnifies directors in the performance of their duties in relying in good faith on the books of accounts or reports made to the Company by any of its officials, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors, or by a committee appointed by the Board of Directors, or in relying on good faith upon other records of the Company. The Registrant has also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors of the Registrant, in such capacities, may incur.

    Such 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemptions of shares, or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. Article Eight of the Registrant's Restated Certificate of Incorporation includes such a provision.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

 EXHIBIT
   NO.                                              DESCRIPTION OF EXHIBIT
----------  ------------------------------------------------------------------------------------------------------

     *2.1   Recapitalization Agreement dated as of March 2, 1998, among Corning Consumer Products Company (the
            "Company"), Corning Incorporated, Borden, Inc. and CCPC Acquisition Corp.

     *2.2   Amendment to the Recapitalization Agreement dated March 31, 1998.

     *2.3   Assignment and Assumption Agreement dated as of April 1, 1998 between the Company and Corning.

     *3.1   Amended and Restated Certificate of Incorporation of the Company.

     *3.2   By-Laws of the Company.

     *4.1   Indenture dated as of May 5, 1998 between the Company and The Bank of New York, as Trustee (the
            "Indenture").

 EXHIBIT
   NO.                                              DESCRIPTION OF EXHIBIT
----------  ------------------------------------------------------------------------------------------------------
     *4.2   Form of 9 5/8% Senior Subordinated Note due 2008 (included in Exhibit 4.1).

     *4.3   Form of 9 5/8% Series B Senior Subordinated Note due 2008 (included in Exhibit 4.1).

     *4.4   Exchange and Registration Rights Agreement dated as of May 5, 1998 among the Company, Chase Securities
            Inc., Salomon Brothers Inc and Citicorp Securities, Inc.

    **5     Opinion of Simpson Thacher & Bartlett.

    *10.1   Credit Facility, dated as of April 9, 1998, among the Company, the several lenders from time to time parties thereto), and The Chase Manhattan Bank, as administrative agent.

    *10.2   Stockholders' Agreement, dated as of April 1, 1998 among the Company, CCPC Acquisition Corp. and
            Corning Incorporated.

    *10.3   Form of Management Stockholder's Agreement among the Company, CCPC Acquisition Corp. and certain officers of the Company.

    *10.4   Non-Qualified Stock Option Agreement dated as of April 1, 1998 between the Company and certain employees of the Company.

    *10.5   1998 Stock Purchase and Option Plan for Key Employees of the Company and Subsidiaries.

    *10.6   Registration Rights Agreement between the Company and CCPC Acquisition Corp. dated as of April 1,
            1998.

    *10.7   Tax Sharing Agreement among the Company, CCPC Acquisition Corp. and Revere Ware Corporation, dated as of April 30, 1998.

    *10.8   Form of Sale Participation Agreement between the Company and certain officers of the Company.

    *12     Computation of Ratio of Earnings to Fixed Charges.

    *16     Letter re change in Certifying Accountant.

    *21     List of Subsidiaries.

   **23.1   Consent of Simpson Thacher & Bartlett (included as part of its opinion filed as Exhibit 5.1 hereto).

    *23.2   Consent of Price Waterhouse LLP, independent certified public accountants.

    *24     Powers of Attorney. (Included on Page II-6)

    *25     Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as
            Trustee.

    *27.1   Financial Data Schedule for the three months ended March 31, 1998.

    *27.2   Financial Data Schedule for the year ended December 31, 1997.

    *99.1   Form of Letter of Transmittal.

    *99.2   Form of Notice of Guaranteed Delivery.

------------------------

*   Filed herewith.

**  To be filed by amendment.

    (b) Financial Statement Schedules

Schedule II--Valuation Accounts and Reserves

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed to be underwriters, in addition to the information called for by the other Items of the applicable form.

    The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding undertaking or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 17, 1998.

                                CORNING CONSUMER PRODUCTS COMPANY

                                By:           /s/ PETER F. CAMPANELLA
                                     -----------------------------------------
                                              Chief Executive Officer

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed on the 17th day of June, 1998 by the following persons in the capacities indicated:

          SIGNATURE                        TITLE
------------------------------  ---------------------------
                                Chief Executive Officer,
   /s/ PETER F. CAMPANELLA        President and Director
------------------------------    (Principal Executive
     Peter F. Campanella          Office)

                                Senior Vice
    /s/ ANTHONY P. DEASEY         President--Finance and
------------------------------    Chief Financial Officer
      Anthony P. Deasey           (Principal Financial
                                  Officer)

     /s/ GEORGE F. KNIGHT       Vice President Controller
------------------------------    and Treasurer (Principal
       George F. Knight           Accounting Officer)

              *                 Director
------------------------------
       C. Robert Kidder

              *                 Director
------------------------------
      Edward A. Gilhuly

              *                 Director
------------------------------
      Clifton S. Robbins

              *                 Director
------------------------------
       Scott M. Stuart

              *                 Director
------------------------------
      William H. Carter

              *                 Director
------------------------------
       Nancy A. Reardon

              *                 Director
------------------------------
    William F. Stoll, Jr.

*By:    /s/ GEORGE F. KNIGHT
      -------------------------
          ATTORNEY-IN-FACT

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Corning Consumer Products Company, do hereby constitute and appoint Peter F. Campanella, George F. Knight and William F. Stoll, Jr. or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 17th day of June, 1998 by the following persons in the capacities indicated:

SIGNATURE                                  TITLE
------------------------------  ---------------------------
                                Chief Executive Officer,
   /s/ PETER F. CAMPANELLA        President and Director
------------------------------    (Principal Executive
     Peter F. Campanella          Office)

                                Senior Vice
    /s/ ANTHONY P. DEASEY         President--Finance and
------------------------------    Chief Financial Officer
      Anthony P. Deasey           (Principal Financial
                                  Officer)

     /s/ GEORGE F. KNIGHT       Vice President, Controller
------------------------------    and Treasurer (Principal
       George F. Knight           Accounting Officer)

     /s/ C. ROBERT KIDDER       Director
------------------------------
       C. Robert Kidder

    /s/ EDWARD A. GILHULY       Director
------------------------------
      Edward A. Gilhuly

    /s/ CLIFTON S.ROBBINS       Director
------------------------------
      Clifton S. Robbins

     /s/ SCOTT M. STUART        Director
------------------------------
       Scott M. Stuart

    /s/ WILLIAM H. CARTER       Director
------------------------------
      William H. Carter

     /s/ NANCY A. REARDON       Director
------------------------------
       Nancy A. Reardon

  /s/ WILLIAM F. STOLL, JR.     Director
------------------------------
    William F. Stoll, Jr.

                       CORNING CONSUMER PRODUCTS COMPANY
              (A WHOLLY OWNED SUBSIDIARY OF CORNING INCORPORATED)
                          FINANCIAL STATEMENT SCHEDULE
                 SCHEDULE II - VALUATION ACCOUNTS AND RESERVES
                             (DOLLARS IN THOUSANDS)

                                                                BALANCE AT                             BALANCE AT
YEAR ENDED DECEMBER 31, 1997                                     12/31/96     ADDITIONS   DEDUCTIONS    12/31/97
--------------------------------------------------------------  -----------  -----------  -----------  -----------
Doubtful accounts and allowances..............................   $   7,848    $   1,311    $  (1,855)   $   7,304
LIFO allowance................................................        (366)       6,747       (4,271)       2,110
Deferred tax assets valuation allowance.......................       8,267        5,805         (640)      13,432
Accumulated amortization of goodwill and other intangibles....       6,592        2,033       --            8,625
Accumulated amortization of software..........................       8,338        3,244         (811)      10,771

                                                                BALANCE AT                             BALANCE AT
YEAR ENDED DECEMBER 31, 1996                                     12/31/95     ADDITIONS   DEDUCTIONS    12/31/96
--------------------------------------------------------------  -----------  -----------  -----------  -----------
Doubtful accounts and allowances..............................   $  13,299    $   1,967    $  (7,418)   $   7,848
LIFO allowance................................................      (5,087)       4,739          (18)        (366)
Deferred tax assets valuation allowance.......................       4,500       10,104       (6,337)       8,267
Accumulated amortization of goodwill and other intangibles....       4,556        2,036       --            6,592
Accumulated amortization of software..........................       5,440        3,289         (391)       8,338

                                                                BALANCE AT                             BALANCE AT
YEAR ENDED DECEMBER 31, 1995                                     12/31/94     ADDITIONS   DEDUCTIONS    12/31/95
--------------------------------------------------------------  -----------  -----------  -----------  -----------
Doubtful accounts and allowances..............................   $   6,784    $   8,121    $  (1,606)   $  13,299
LIFO allowance................................................      (1,830)         305       (3,562)      (5,087)
Deferred tax assets valuation allowance.......................       6,329        4,508       (6,337)       4,500
Accumulated amortization of goodwill and other intangibles....       2,525        2,031       --            4,556
Accumulated amortization of software..........................       3,613        1,980         (153)       5,440

  EXHIBIT
    NO.                                    DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------

       *2.1  Recapitalization Agreement dated as of March 2, 1998, among Corning Consumer
             Products Company (the "Company"), Corning Incorporated, Borden, Inc. and CCPC
             Acquisition Corp.

       *2.2  Amendment to the Recapitalization Agreement dated March 31, 1998

       *2.3  Assignment and Assumption Agreement dated as of April 1, 1998 between the Company and Corning.

       *3.1  Amended and Restated Certificate of Incorporation of the Company.

       *3.2  By-Laws of the Company.

       *4.1  Indenture dated as of May 5, 1998 between the Company and The Bank of New York, as
             Trustee (the "Indenture").

       *4.2  Form of 9 5/8% Senior Subordinated Note due 2008 (included in Exhibit 4.1).

       *4.3  Form of 9 5/8% Series B Senior Subordinated Note due 2008 (included in Exhibit
             4.1).

       *4.4  Exchange and Registration Rights Agreement dated as of May 5, 1998 among the
             Company, Chase Securities Inc., Salomon Brothers Inc and Citicorp Securities, Inc.

      **5    Opinion of Simpson Thacher & Bartlett.

      *10.1  Credit Facility, dated as of April 9, 1998, among the Company, the several lenders from time to time parties thereto, and The Chase Manhattan Bank, as administrative agent.

      *10.2  Stockholders' Agreement, dated as of April 1, 1998 among the Company, CCPC
             Acquisition Corp. and Corning Incorporated.

      *10.3  Form of Management Stockholder's Agreement among the Company, CCPC Acquisition
             Corp. and certain officers of the Company.

      *10.4  Non-Qualified Stock Option Agreement dated as of April 1, 1998 between the Company and certain employees of the Company.

      *10.5  1998 Stock Purchase and Option Plan for Key Employees of the Company and
             Subsidiaries.

      *10.6  Registration Rights Agreement between the Company and CCPC Acquisition Corp. dated as of April 1, 1998.

      *10.7  Tax Sharing Agreement among the Company, CCPC Acquisition Corp. and Revere Ware
             Corporation, dated as of April 30, 1998.

      *10.8  Form of Sale Participation Agreement between the Company and certain officers of the Company.

      *12    Computation of Ratio of Earnings to Fixed Charges.

      *16    Letter re change in certifying accountant.

      *21    List of Subsidiaries.

     **23.1  Consent of Simpson Thacher & Bartlett (included as part of its opinion filed as
             Exhibit 5.1 hereto).

      *23.2  Consent of Price Waterhouse LLP, independent certified public accountants.

      *24    Powers of Attorney. (Included on Page II-6)

  EXHIBIT
    NO.                                    DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------
      *25    Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee.

      *27.1  Financial Data Schedule for the three months ended March 31, 1998.

      *27.2  Financial Data Schedule for the year ended December 31, 1997.

      *99.1  Form of Letter of Transmittal.

      *99.2  Form of Notice of Guaranteed Delivery.

------------------------

*   Filed herewith.

**  To be filed by amendment.

FINANCIAL STATEMENT SCHEDULES

Schedule II--Valuation Accounts and Reserves